                                                     Registration Nos. 333-70667
                                                                    811-2441

                As filed with the Commission on March 18, 1999

                     -------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933             [ ]

     Pre-Effective Amendment No.     1                              [X]
                                   -----
     Post-Effective Amendment No.                                   [ ]
                                   -----

                                    and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     [ ]

     Amendment No.  72                                              [X]
                   ----

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT D
                          (Exact Name of Registrant)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             2727-A Allen Parkway
                             Houston, Texas 77019
       (Address of Depositor's Principal Executive Offices)  (Zip Code)
                                (713) 831-8471
              (Depositor's Telephone Number, including Area Code)

                            Pauletta P. Cohn, Esq.
                    Associate General Counsel and Secretary
                        American General Life Companies
                              2727 Allen Parkway
                              Houston, TX  77019
                    (Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered:

   Units of interest in American General Life Insurance Company Separate Account D under variable annuity contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    PLATINUM INVESTOR(SM) VARIABLE ANNUITY
                      FLEXIBLE PAYMENT VARIABLE AND FIXED
                     INDIVIDUAL DEFERRED ANNUITY CONTRACTS
                                   OFFERED BY
                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                       ANNUITY ADMINISTRATION DEPARTMENT
                    P.O. BOX 1401, HOUSTON, TEXAS 77251-1401
                       1 (800) 360-4268;  (713) 831-3505

American General Life Insurance Company ("AGL") is offering, the flexible payment variable and fixed individual deferred annuity contracts (the "Contracts") described in this Prospectus.

You may use AGL's Separate Account D ("Separate Account") for a variable investment return under the Contracts based on one or more of the following mutual fund series: AIM Variable Insurance Funds, Inc.; American General Series Portfolio Company; Dreyfus Variable Investment Fund; The Dreyfus Socially Responsible Growth Fund, Inc.; MFS Variable Insurance Trust; Morgan Stanley Dean Witter Universal Funds, Inc.; SAFECO Resource Series Trust; Templeton Variable Products Series Fund or Van Kampen Life Investment Trust.

 .   AIM Variable Insurance Funds, Inc.
    . AIM V.I. International Equity Fund
    . AIM V.I. Value Fund

 .   American General Series Portfolio Company
    .  International Equities Fund
    .  MidCap Index Fund
    .  Money Market Fund
    .  Stock Index Fund

 .   Dreyfus Variable Investment Fund
    .  Quality Bond Portfolio
    .  Small Cap Portfolio

 .   The Dreyfus Socially Responsible Growth Fund, Inc.

 .   MFS Variable Insurance Trust
    .  MFS Emerging Growth Series

 .   Morgan Stanley Dean Witter Universal Funds, Inc.
    .  Equity Growth Portfolio
    .  High Yield Portfolio

 .   SAFECO Resource Series Trust
    .  Equity Portfolio
    .  Growth Portfolio

 .   Templeton Variable Products Series Fund
    .  Templeton Asset Allocation Fund-Class 2
    .  Templeton International Fund-Class 2

 .   Van Kampen Life Investment Trust
    .  Strategic Stock Portfolio

You may also use AGL's guaranteed interest option. This option currently has one Guarantee Period, with a guaranteed interest rate.

We have designed this Prospectus to provide you with information that you should have before investing in the Contracts. Please read the Prospectus carefully and keep it for future reference.

For additional information about the Contracts, you may request a copy of the
Statement of Additional Information (the "Statement"), dated     .  We have
filed the Statement with the Securities and Exchange Commission ("SEC") and have incorporated it by reference into this Prospectus. The "Table of Contents" of the Statement appears at page 51 of this Prospectus. You may obtain a free copy of the Statement if you write or call AGL's Annuity Administration Department, in our Home Office, which is located at 2727-A Allen Parkway, Houston, Texas 77019-2191. The telephone number is 1-800-360-4268. You may also obtain the Statement through the SEC's Web site at http://www.sec.gov.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT AVAILABLE IN ALL STATES.

This Prospectus is valid only if you also receive current Prospectuses of the AIM Variable Insurance Funds, Inc.; American General Series Portfolio Company; Dreyfus Variable Investment Fund; The Dreyfus Socially Responsible Growth Fund, Inc.; MFS Variable Insurance Trust; Morgan Stanley Dean Witter Universal Funds, Inc.; SAFECO Resource Series Trust; Templeton Variable Products Series Fund or Van Kampen Life Investment Trust.

                   This Prospectus is dated ________________

                               TABLE OF CONTENTS

Definitions................................................................................    4
Fee Table..................................................................................    7
Synopsis of Contract Provisions............................................................   10
     Minimum Investment Requirements.......................................................   10
     Purchase Payment Accumulation.........................................................   11
     Fixed and Variable Annuity Payments...................................................   11
     Changes in Allocations among Divisions and Guarantee Periods..........................   12
     Surrenders and Withdrawals............................................................   12
     Cancellation Right....................................................................   12
     Death Proceeds........................................................................   13
     Limitations Imposed by Retirement Plans and Employers.................................   13
     Communications to Us..................................................................   13
     Financial and Performance Information.................................................   13
     Other Information.....................................................................   15
Financial Information......................................................................   15
AGL........................................................................................   15
Separate Account D.........................................................................   15
The Series.................................................................................   16
     Voting Privileges.....................................................................   18
The Fixed Account..........................................................................   19
     Guarantee Periods.....................................................................   20
     Crediting Interest....................................................................   20
     New Guarantee Periods.................................................................   21
Contract Issuance and Purchase Payments....................................................   21
     Minimum Requirements..................................................................   22
     Payments..............................................................................   22
Owner Account Value........................................................................   22
     Variable Account Value................................................................   23
     Fixed Account Value...................................................................   23
Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value...   24
     Transfers.............................................................................   24
     Automatic Rebalancing.................................................................   25
     Surrenders............................................................................   26
     Partial Withdrawals...................................................................   26
Annuity Period and Annuity Payment Options.................................................   27
     Annuity Commencement Date.............................................................   27
     Application of Owner Account Value....................................................   27
     Fixed and Variable Annuity Payments...................................................   27
     Annuity Payment Options...............................................................   28
     Election of Annuity Payment Option....................................................   29
     Available Annuity Payment Options.....................................................   29
     Transfers.............................................................................   31
Death Proceeds.............................................................................   31

     Death Proceeds Before the Annuity Commencement Date...................................   31
     Death Proceeds After the Annuity Commencement Date....................................   33
     Proof of Death........................................................................   33
Charges Under the Contracts................................................................   34
     Premium Taxes.........................................................................   34
     Surrender Charge......................................................................   34
     Transfer Charges......................................................................   36
     Charge to the Separate Account........................................................   36
     Miscellaneous.........................................................................   37
     Systematic Withdrawal Plan............................................................   37
     One-Time Reinstatement Privilege......................................................   37
     Reduction in Surrender Charges and Administrative Charges.............................   37
Long-Term Care and Terminal Illness........................................................   37
     Long-Term Care........................................................................   38
     Terminal Illness......................................................................   38
Other Aspects of the Contracts.............................................................   38
     Owners, Annuitants and Beneficiaries; Assignments.....................................   38
     Reports...............................................................................   39
     Rights Reserved by us.................................................................   39
     Payment and Deferment.................................................................   40
Federal Income Tax Matters.................................................................   40
     General...............................................................................   40
     Non-Qualified Contracts...............................................................   41
     Individual Retirement Annuities ("IRAs")..............................................   43
     Roth IRAs.............................................................................   45
     Simplified Employee Pension Plans.....................................................   45
     Simple Retirement Accounts............................................................   45
     Other Qualified Plans.................................................................   45
     Private Employer Unfunded Deferred Compensation Plans.................................   47
     Federal Income Tax Withholding and Reporting..........................................   47
     Taxes Payable by AGL and the Separate Account.........................................   47
Distribution Arrangements..................................................................   48
Services Agreements........................................................................   48
Legal Matters..............................................................................   49
Year 2000 Considerations...................................................................   49
Other Information on File..................................................................   50
Contents of Statement of Additional Information............................................   51

                                  DEFINITIONS

WE, OUR, AND US - American General Life Insurance Company ("AGL").

YOU AND YOUR - a reader of this Prospectus who is contemplating making purchase payments or taking any other action in connection with a Contract. This is generally the Owner of a Contract.

ACCOUNT - any of the Divisions or the Fixed Account.

ACCOUNT VALUE - the sum of your Fixed Account Value and your Variable Account Value after deduction of any fees. We may subtract certain other charges from your Account Value in the case of transfers or distributions of your Account Value.

ACCUMULATION UNIT - a measuring unit used in calculating your interest in a Division of Separate Account D before the Annuity Commencement Date.

ANNUITANT - the person named as Annuitant in the application for a Contract and on whose life annuity payments may be based.

ANNUITY ADMINISTRATION DEPARTMENT - our annuity service center in our Home Office to which you should direct all purchase payments, requests, instructions and other communications. Our Annuity Administration Department is located at 2727-A Allen Parkway, Houston, Texas 77019-2191. The mailing address is P.O. Box 1401, Houston, Texas 77251-1401.

ANNUITY COMMENCEMENT DATE - the date on which we begin making payments under an Annuity Payment Option, unless you elect a single sum payment instead.

ANNUITY PAYMENT OPTION - one of the ways in which you can request us to make annuity payments to you. An Annuity Payment Option will control the amount of each payment, how often we make payments, and for how long we make payments.

ANNUITY PERIOD - the period of time during which we make annuity payments under an Annuity Payment Option.

ANNUITY UNIT - a measuring unit used to calculate the amount of Variable Annuity Payments.

BENEFICIARY - the person who will receive any proceeds due under a Contract following the death of an Owner or an Annuitant.

Contract - an individual annuity Contract offered by this Prospectus.

CONTRACT ANNIVERSARY - each anniversary of the date of issue of the Contract.

CONTRACT YEAR - each year beginning with the date of issue of the Contract.

CODE - the Internal Revenue Code of 1986, as amended.

CONTINGENT ANNUITANT - a person whom you designate under a Non-Qualified Contract to become the Annuitant if the Annuitant dies before the Annuity Commencement Date and the Contingent Annuitant is alive when the Annuitant dies.

CONTINGENT BENEFICIARY - a person whom you designate to receive any proceeds due under a Contract following the death of an Owner or an Annuitant, if the Beneficiary has died but the Contingent Beneficiary is alive when the proceeds become payable.

DIVISION - one of the several different investment options into which Separate Account D is divided. Each Division invests in shares of a Series.

FIXED ACCOUNT - the name of the investment option that allows you to allocate purchase payments to AGL's General Account.

FIXED ACCOUNT VALUE - the sum of your net purchase payments and tranfers in the Fixed Account, plus accumulated interest, less any partial withdrawals and transfers you make out of the Fixed Account.

FIXED ANNUITY PAYMENTS - annuity payments that are fixed in amount and do not vary with the investment experience of any Division of Separate Account D.

GENERAL ACCOUNT - all assets of AGL other than those in Separate Account D or any other legally segregated separate account established by AGL.

GUARANTEED INTEREST RATE - the rate of interest we credit during any Guarantee Period, on an effective annual basis.

GUARANTEE PERIOD - the period for which we credit a Guaranteed Interest Rate.

HOME OFFICE - our office at the following address and phone number: American General Life Insurance Company, Annuity Administration Department, 2727-A Allen Parkway, Houston, TX 77019-2191; Mailing Address - P.O. Box 1401, Houston, Texas 77251-1401; 1-800-360-4268 or 713-831-3505.

INVESTMENT COMPANY ACT OF 1940 ("1940 ACT") - a federal law governing the operations of investment companies such as the Series and the Separate Account.

NON-QUALIFIED - not eligible for the kind of federal income tax treatment that occurs with retirement plans allowed by Sections 401, 403, 408 or 408A of the Code.

OWNER - the holder of record of a Contract, except that the employer or trustee may be the Owner of the Contract in connection with a retirement plan.

QUALIFIED - eligible for the kind of federal income tax treatment that occurs with retirement plans allowed by sections 401, 403, 408 or 408A of the Code.

SEPARATE ACCOUNT - the segregated asset account of AGL named Separate Account D which receives and invests purchase payments under the Contracts.

SERIES - an individual portfolio of a mutual fund that you may choose for investment under the Contracts. Currently, the Series are part of either the AIM Variable Insurance Funds, Inc.; American General Series Portfolio Company ("AGSPC"); Dreyfus Variable Investment Fund; The Dreyfus Socially Responsible Growth Fund, Inc. ("Dreyfus Socially Responsible Growth Fund"); MFS Variable Insurance Trust; Morgan Stanley Dean Witter Universal Funds, Inc.; SAFECO Resource Series Trust; Templeton Variable Products Series Fund or Van Kampen Life Investment Trust.

SURRENDER CHARGE - a charge for sales expenses that we may assess when you surrender a Contract or receive payment of certain other amounts from a Contract.

VALUATION DATE - a day when we are open for business. However, a day is not a Valuation Date, if the Series in which a Division invests does not calculate the value of its shares on that day.

VALUATION PERIOD - the period that starts at the close of regular trading on the New York Stock Exchange on a Valuation Date and ends at the close of regular trading on the Exchange on the next Valuation Date.

VARIABLE ACCOUNT VALUE - the sum of your account values in the Separate Account Divisions. Your account value in a Separate Account Division equals the value of a Division's Accumulation Unit multiplied by the number of Accumulation Units you have in that Division.

VARIABLE ANNUITY PAYMENTS - annuity payments that vary in amount based on the investment earnings and losses of one or more of the Divisions.

WRITTEN - signed, dated, and in a form satisfactory to us and received at our Home Office. (See "Synopsis of Contract Provisions - Communications to us.") You must use special forms your sales representative or we provide to elect an Annuity Option or exercise your one-time reinstatement privilege.

                                   FEE TABLE

The purpose of this Fee Table is to assist you in understanding the various costs and expenses that you will bear directly or indirectly under a Contract. The table reflects expenses of the Separate Account and the Series. We may also deduct amounts for state premium taxes or similar assessments, where applicable.

TRANSACTION CHARGES
-------------------

     Front-End Sales Charge Imposed on Purchases                      0%
     Maximum Surrender Charge/1/                                      7%
     (computed as a percentage of purchase payments surrendered)
     Transfer Fee                                                 $   0 /2/

SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average daily Variable
--------------------------------
Account Value)

     Mortality and Expense Risk Charge                             1.20%
     Administrative Expense Charge                                 0.15%
                                                                   -----
   Total Separate Account Annual Expenses                          1.35%
                                                                   =====

---------------
/1/ This charge does not apply or is reduced under certain circumstances.  See
    "Surrender Charge."

/2/ AGL reserves the right to charge $25 for each transfer during the Contract
    Year before the Annuity Commencement Date.

THE SERIES' ANNUAL EXPENSES/1/  (as a percentage of average net assets)
------------------------------

                                                            Management                    Other          Annual Expenses
                                                            Fees After                  Expenses              After
                                                             Expense        12b-1     After Expense          Expense
Series                                                   Reimbursement/2/    Fees    Reimbursement/3/   Reimbursement/2,3/
------                                                   ----------------   ------   ----------------   ------------------
AIM V.I. International Equity Fund                                  0.75%                       0.16%                0.91%
AIM V.I. Value Fund                                                 0.61%                       0.05%                0.66%
AGSPC International Equities Fund                                   0.35%                       0.05%                0.40%
AGSPC MidCap Index Fund                                             0.32%                       0.04%                0.36%
AGSPC Money Market Fund                                             0.50%                       0.04%                0.54%
AGSPC Stock Index Fund                                              0.27%                       0.04%                0.31%
Dreyfus Quality Bond Portfolio                                      0.65%                       0.08%                0.73%
Dreyfus Small Cap Portfolio                                         0.75%                       0.02%                0.77%
Dreyfus Socially Responsible Growth Fund                            0.75%                       0.05%                0.80%
MFS Emerging Growth Series                                          0.75%                       0.10%                0.85%
Morgan Stanley Dean Witter Equity Growth Portfolio/2/               0.09%                       0.76%                0.85%
Morgan Stanley Dean Witter High Yield Portfolio/2/                  0.15%                       0.65%                0.80%
SAFECO Equity Portfolio                                             0.74%                       0.04%                0.78%
SAFECO Growth Portfolio                                             0.74%                       0.06%                0.80%
Templeton Asset Allocation Fund-Class 2/4/                          0.60%    0.25%              0.18%                1.03%
Templeton International Fund-Class 2/4/                             0.69%    0.25%              0.17%                1.11%
Van Kampen Strategic Stock Portfolio/2,3/                           0.00%                       0.65%                0.65%

_____________________
/1/ Certain of the unaffiliated Series' advisers reimburse AGL for administrative costs incurred in connection with administering the Series as variable funding options. These reimbursements are paid out of the advisers' investment advisory fees as a percentage of assets under management. (See "Services Agreements.")

/2/ If certain voluntary expense reimbursements from the investment adviser were terminated, management fees for the Morgan Stanley Dean Witter Equity Growth and High Yield Portfolios would have been .55% and .50%, respectively, and for the Van Kampen Strategic Stock Portfolio would have been .50%. The other Series do not have such expense reimbursements.

/3/ If certain voluntary expense reimbursements from the investment adviser were terminated, other expenses for the Van Kampen Strategic Stock Portfolio would have been .75%. The other Series do not have such expense reimbursements.

/4/ The Fund's Class 2 distribution plan or "Rule 12b-1 Plan" is described in the Fund's prospectuses.

EXAMPLE: The following expenses would apply to a $1,000 investment at the end of the applicable time period, if you surrender your Contract (or if you annuitize under circumstances where you owe a Surrender Charge)/1/ and if you assume a 5% annual return on assets:

If all amounts are invested
in one of the following Series                    1 year          3 years         5 years        10 years
------------------------------                    ------          -------         -------        --------
AIM V.I. International Equity Fund                  $79             $111           $153            $260
AIM V.I. Value Fund                                 $76             $103           $140            $234
AGSPC International Equities  Fund                  $74             $ 95           $127            $206
AGSPC MidCap Index Fund                             $73             $ 94           $125            $202
AGSPC Money Market Fund                             $75             $ 99           $134            $221
AGSPC Stock Index Fund                              $73             $ 92           $122            $197
Dreyfus Quality Bond Portfolio                      $77             $105           $144            $241
Dreyfus Small Cap Portfolio                         $78             $106           $146            $245
Dreyfus Socially Responsible Growth Fund            $78             $107           $147            $248
MFS Emerging Growth Series                          $78             $109           $150            $253
Morgan Stanley Dean Witter Equity Growth Portfolio  $78             $109           $150            $253
Morgan Stanley Dean Witter  High Yield Portfolio    $78             $107           $147            $248
SAFECO Equity Portfolio                             $78             $107           $146            $246
SAFECO Growth Portfolio                             $78             $107           $147            $248
Templeton Asset Allocation Fund-Class 2             $80             $114           $159            $272
Templeton International Fund-Class 2                $81             $117           $163            $280
Van Kampen Strategic Stock Portfolio                $76             $103           $140            $233

EXAMPLE: The following expenses would apply to a $1,000 investment at the end of the applicable time period, if you do not surrender your Contract (or if you
                                      ---
annuitize under circumstances where a Surrender Charge is not payable)/1/, and if you assume a 5% annual return on assets:

If all amounts are invested
in one of the following Series                    1 year          3 years         5 years        10 years
------------------------------                    ------          -------         -------        --------
AIM V.I. International Equity Fund                 $23              $71             $121           $260
AIM V.I. Value Fund                                $20              $63             $108           $234
AGSPC International Equities Fund                  $18              $55             $ 95           $206
AGSPC MidCap Index Fund                            $17              $54             $ 93           $202
AGSPC Money Market Fund                            $19              $59             $102           $221
AGSPC Stock Index Fund                             $17              $52             $ 90           $197
Dreyfus Quality Bond Portfolio                     $21              $65             $112           $241
Dreyfus Small Cap Portfolio                        $22              $66             $114           $245
Dreyfus Socially Responsible Growth Fund           $22              $67             $115           $248
MFS Emerging Growth Series                         $22              $69             $118           $253
Morgan Stanley Dean Witter Equity Growth Portfolio $22              $69             $118           $253
Morgan Stanley Dean Witter High Yield Portfolio    $22              $67             $115           $248
SAFECO Equity Portfolio                            $22              $67             $114           $246
SAFECO Growth Portfolio                            $22              $67             $115           $248
Templeton Asset Allocation Fund-Class 2            $24              $74             $127           $272
Templeton International Fund-Class 2               $25              $77             $131           $280
Van Kampen Strategic Stock Portfolio               $20              $63             $108           $233

/1/ See "Surrender Charge" for a description of the circumstances when you may be required to pay the Surrender Charge upon annuitization.

THE EXAMPLES ARE NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. The assumed 5% annual rate of return is not an estimate or a guarantee of future investment performance. The examples assume an estimated average Account Value of $40,000 for each of the Divisions.

Platinum Investor Variable Annuity is a new variable annuity Contract. Therefore, there is no Accumulation Unit data available.


                        SYNOPSIS OF CONTRACT PROVISIONS

You should read this synopsis together with the other information in this Prospectus. The purpose of the Contracts is to provide retirement benefits through

     . the accumulation of purchase payments on a fixed or variable basis, and

     . the application of such accumulations to provide Fixed or Variable
       Annuity Payments

MINIMUM INVESTMENT REQUIREMENTS

Your initial purchase payment must be at least $2,000, if you are buying a Qualified Contract, and $5,000, if you are buying a Non-Qualified Contract.
(See "Federal Income Tax Matters" for a discussion of the various tax aspects involved in purchasing Qualified and Non-Qualified Contracts.) The amount of any subsequent purchase payment that you make must be at least $100. If your Account Value falls below $500, we may cancel your Contract and treat it as a full surrender. We also may transfer funds, without charge, from a Division (other than the Money Market Division) or Guarantee Period under your Contract to the Money Market Division, if the Account Value of that Division or Guarantee Period falls below $500. (See "Contract Issuance and Purchase Payments.")

You have a right to examine your Contract for 10 days after it is delivered. During that time, you can cancel the Contract and return it to us for a refund. There will be no Surrender Charge if you cancel your Contract. (See "Cancellation Right" and "Surrender Charge. ") In some states, the right to cancel the Contract and return it to us is longer than 10 days.

There are some states that require us to refund an amount equal to your purchase payments. In these states where we are required to refund an amount equal to purchase payments, we will allocate any net purchase payment received before the first valuation date following the 10th day (the 20th day in Idaho) after the Contract's date of issue as follows:

     . Any amount scheduled to be applied to the Fixed Account will be applied to the Fixed Account;

     . Any amount scheduled to be applied to a Separate Account Division will be applied to the Money Market Division.

On the first Valuation Date following the 10th day (20th day in Idaho) after the date of issue, the Account Value of the Money Market Division will be allocated to the Separate Account Divisions which you selected. The allocation of Net Purchase Payments (following the 10th day after the date of issue) is shown on Page 3 of your Contract, and will remain in effect until changed by Written Notice.

PURCHASE PAYMENT ACCUMULATION

Purchase payments will accumulate on a variable or fixed basis until the Annuity Commencement Date.

For variable accumulation, you may allocate part or all of your Account Value to one or more of the 17 available Divisions of the Separate Account. Each Division invests solely in shares of one of 17 corresponding Series. (See "The Series.") The value of accumulated purchase payments allocated to a Division increases or decreases, as the value of the investments in a Series' shares increases or decreases, subject to reduction by charges and deductions. (See "Variable Account Value.")

For fixed accumulation, you may allocate part or all of your Account Value to one or more of the Guarantee Periods available in our Fixed Account at the time you make your allocation. Each Guarantee Period is for a different period of time and has a different Guaranteed Interest Rate. The value of accumulated purchase payments increases at the Guaranteed Interest Rate applicable to that Guarantee Period. (See "The Fixed Account.")

Over the lifetime of your Contract, you may allocate part or all of your Account Value to no more than 18 Divisions and Guarantee Periods. This limit includes those Divisions and Guarantee Periods from which you have either transferred or withdrawn all of your Account Value previously allocated to such Divisions or Guarantee Periods. For example, if you allocate 100% of your initial purchase payment to the Money Market Division, you have selected the Money Market Division as one of the 18 Divisions and Guarantee Periods available to you.
When you transfer all of your Account Value from the Money Market Division, it remains in one of the 18 Divisions and Guarantee Periods available to you, even if you never again allocate any of your Account Value on a new purchase payment to the Money Market Division.

FIXED AND VARIABLE ANNUITY PAYMENTS

You may elect to receive Fixed or Variable Annuity Payments or a combination of Fixed and Variable Annuity Payments beginning on the Annuity Commencement Date. Fixed Annuity Payments are periodic payments from AGL in a fixed amount guaranteed by AGL. The amount of the Payments will depend on the Annuity Payment Option chosen, the age and, in some cases, the gender of the Annuitant, and the total amount of Account Value applied to the fixed Annuity Payment Option.

Variable Annuity Payments are similar to Fixed Annuity Payments, except that the amount of each periodic payment from AGL will vary reflecting the net investment return of the Division or Divisions you selected under your variable Annuity Payment Option. The payment for a given month will exceed the previous month's payment, if the net investment return for a given month exceeds the assumed interest rate used in the Contract's annuity tables. The monthly payment will be less than the previous payment, if the net investment return for a month is less than the assumed interest rate. The assumed interest rate used in the Contract's annuity tables is 3.5%. AGL may offer other forms of the

Contract with a lower assumed interest rate and reserves the right to discontinue the offering of the higher interest rate form of Contract. (See "Annuity Period and Annuity Payment Options.")

CHANGES IN ALLOCATIONS AMONG DIVISIONS AND GUARANTEE PERIODS

Before the Annuity Commencement Date, you may change your allocation of future purchase payments to the various Divisions and Guarantee Periods, without charge.

In addition, you may reallocate your Account Value among the Divisions and Guarantee Periods before the Annuity Commencement Date. However, you are limited in the amount that you may transfer out of a Guarantee Period. See "Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value - Transfers," for these and other conditions of transfer.

After the Annuity Commencement Date, you may make transfers from a Division to another Division or to a fixed Annuity Payment Option. However, you may not make transfers from a fixed Annuity Payment Option. (See "Annuity Period and Annuity Payment Options - Transfers.")

SURRENDERS AND WITHDRAWALS

You may make a total surrender of or partial withdrawal from your Contract at any time before the Annuity Commencement Date by Written request to us. A surrender or partial withdrawal may require you to pay a Surrender Charge, and some surrenders and partial withdrawals may require you to pay tax penalties. (See "Surrenders and Partial Withdrawals.")

CANCELLATION RIGHT

You may cancel your Contract by delivering it or mailing it with a Written cancellation request to our Home Office or to your sales representative, before the close of business on the 10th day after you receive the Contract. In some states the Contract provides for a 20 or 30 day period. If you send the items by mail, properly addressed and postage prepaid, we will consider them received at our Home Office on the date we actually receive them.

We will refund to you, in most states, the sum of:

     . your Account Value, and

     . any premium taxes and Annual Contract Fee that have been deducted.

Some states require us to refund the sum of your purchase payments if it is larger than the amount just described. Other states allow us to refund only the sum of your purchase payments.

If your initial purchase payment was automatically allocated to the Money Market Division, we will redeem your Account Value from the Money Market Division and refund it to you. We will refund your purchase payment if it is larger than such Account Value.

DEATH PROCEEDS

If the Annuitant or Owner dies before the Annuity Commencement Date, we will pay a benefit to the Beneficiary. (See "Death Proceeds Before the Annuity Commencement Date.")

LIMITATIONS IMPOSED BY RETIREMENT PLANS AND EMPLOYERS

An employer or trustee who is the Owner under a retirement plan may limit certain rights you would otherwise have under a Contract. These limitations may restrict total and partial withdrawals, the amount or timing of purchase payments, the start of annuity payments, and the type of Annuity Payment Options that you may select. You should familiarize yourself with the provisions of any retirement plan in which a Contract is used. We are not responsible for monitoring or assuring compliance with the provisions of any retirement plan.

COMMUNICATIONS TO US

You should include, in communications to us, your Contract number, your name, and, if different, the Annuitant's name. You may direct communications to the addresses and phone numbers on the first page of this Prospectus.

Unless the Prospectus states differently, we will consider purchase payments or other communications to be received at our Home Office on the date we actually receive them, if they are in proper form. However, we will consider purchase payments to be received on the next Valuation Date if we receive them (1) after the close of regular trading on the New York Stock Exchange or (2) on a date that is not a Valuation Date.

FINANCIAL AND PERFORMANCE INFORMATION

We include financial statements of AGL in the Statement of Additional Information. (See "Contents of Statement of Additional Information.")

From time to time, the Separate Account may include in advertisements and other sales materials several types of performance information for the Divisions. This information may include "average annual total return," "total return," and "cumulative total return." The Morgan Stanley Dean Witter High Yield Portfolio Division and the Dreyfus Quality Bond Portfolio Division may also advertise "yield." The AGSPC Money Market Division may advertise "yield" and "effective yield."

The performance information that we may present is not an estimate or guarantee of future investment performance and does not represent the actual investment experience of amounts invested by a particular Owner. Additional information concerning a Division's performance appears in the Statement.

Total Return and Yield Quotations. Average annual total return, total return, and cumulative total return figures measure the net income of a Division and any realized or unrealized gains or losses of the underlying investments in the Division, over the period stated. Average annual total return figures are annualized and represent the average annual percentage change in the value of an investment in a Division over the period stated. Total return figures are also annualized, but do not, as described below, reflect deduction of any applicable Surrender Charge. Cumulative total return figures represent the cumulative change in value of an investment in a Division for various periods stated.

Yield is a measure of the net dividend and interest income earned over a specific one-month or 30-day period (seven-day period for the Money Market Division), expressed as a percentage of the value of the Division's Accumulation Units. Yield is an annualized figure, which means that we assume that the Division generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Money Market Division similarly, but include the increase due to assumed compounding. The Money Market Division's effective yield will be slightly higher than its yield due to this compounding effect.

Average annual total return figures reflect deduction of all recurring charges and fees applicable under the Contract to all Owner accounts, including the following:

     . the Mortality and Expense Risk Charge,

     . the Administrative Expense Charge,

     . the applicable Surrender Charge that may be charged at the end of the period in question.

Yield, effective yield, total return, and cumulative total return figures do not reflect deduction of any Surrender Charge that we may impose upon partial withdrawal, and thus may be higher than if such charge were deducted.

Division Performance. The investment performance for each Division that invests in a corresponding Series will reflect the investment performance of that Series for the periods stated. This information appears in the Statement. For periods before the date the Contracts became available, we calculate the performance information for a Division on a hypothetical basis. In so doing, we reflect deductions of current Separate Account fees and charges under the Contract from the historical performance of the corresponding Series. We may waive or reimburse certain fees or charges applicable to the Contract. Such waivers or reimbursements will affect each Division's performance results.

Information about the investment experience of the Series of the Funds appears in the prospectuses of the Fund.

AGL may also advertise or report to Owners its ratings as an insurance company by the A. M. Best Company. Each year, A. M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best's current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's Ratings range from A++ to F.

AGL may also advertise or report to Owners its ratings as to claims-paying ability by the Standard & Poor's Corporation. A Standard & Poor's insurance claims-paying ability rating is an assessment of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Standard & Poor's ratings range from AAA to D.

AGL may additionally advertise its ratings as to claims-paying ability by the Duff & Phelps Credit Rating Co. A Duff & Phelps claims paying ability rating is an assessment of a company's insurance claims-paying ability. Duff & Phelps ratings range from AAA to CCC.

Current ratings from A.M. Best, Standard & Poor's, and Duff & Phelps may be used from time to time in any advertising about the Contracts, as well as in any reports that publish the ratings.

The ratings from A.M. Best, Standard & Poors, and Duff & Phelps Credit Rating Co. reflect the claims paying ability and financial strength of AGL. They are not a rating of investment performance that purchasers of insurance products funded through separate accounts, such as the Separate Account, have experienced or are likely to experience in the future.

OTHER INFORMATION

AGL may also advertise endorsements from organizations, individuals or other parties that recommend AGL or the Contracts. AGL may occasionally include in advertisements (1) comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets, or (2) discussions of alternative investment vehicles and general economic conditions.


                             FINANCIAL INFORMATION

The financial statements of AGL appear in the Statement. Please see the first page of this Prospectus for information on how to obtain a copy of the Statement. You should consider the financial statements of AGL only as bearing on the ability of AGL to meet its contractual obligations under the Contracts. The financial statements do not bear on the investment performance of the Separate Account. (See "Contents of Statement of Additional Information.")


                                      AGL

AGL is a stock life insurance company, which was organized under the laws of the State of Texas which is a successor in interest to a company originally organized under the laws of Delaware in 1917. AGL is an indirect, wholly-owned subsidiary of American General Corporation, a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Contracts are AGL's, and American General Corporation has no legal obligation to back those commitments.


                              SEPARATE ACCOUNT D

AGL established the Separate Account D on November 19, 1973. The Separate Account has 69 Divisions, 17 of which are available under the Contracts offered by the Prospectus. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the 1940 Act.

Each Division of the Separate Account is part of AGL's general business, and the assets of the Separate

Account belong to AGL. Under Texas law and the terms of the Contracts, the assets of the Separate Account will not be chargeable with liabilities arising out of any other business that AGL may conduct. These assets will be held exclusively to meet AGL's obligations under variable annuity Contracts. Furthermore, AGL credits or charges the Separate Account with the income, gains, and losses from the Separate Account's assets, whether or not realized, without regard to other income, gains, or losses of AGL.

                                  THE SERIES

The Separate Account has 17 Divisions funding the variable benefits under the Contracts. These Divisions invest in shares of nine separate Series of mutual funds.

The funds offer shares of their Series without sales charges, exclusively to insurance company variable annuity and variable life insurance separate accounts and not directly to the public. The funds, other than American General Series Portfolio Company, also offer shares to variable annuity and variable life insurance separate accounts of insurers that are not affiliated with AGL.

We do not foresee any disadvantage to you arising out of these arrangements. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict.

For example, violation of the federal tax laws by one separate account investing in the mutual funds could cause the Contracts funded through another separate account to lose their tax deferred status. Such a result might require us to take remedial action. A separate account may have to withdraw its participation in the fund, if a material irreconcilable conflict arises between separate accounts. In such event, the fund may have to liquidate portfolio securities at a loss to pay for a separate account's redemption of fund shares. At the same time, the fund's management and we will monitor events for any material irreconcilable conflicts that may possibly arise and determine what action, if any, to take to remedy or eliminate the conflict.

We automatically reinvest any dividends or capital gain distribution amounts that we receive on shares of the Series held under Contracts. We reinvest at the Series' net asset value on the date payable. Dividends and capital gain distribution amounts will reduce the net asset value of each share of the corresponding Series and increase the number of shares outstanding of the Series by an equivalent value. However, these dividends and capital gain distribution amounts do not change your Account Value.

The chart below indicates the names of the Series in which the Divisions invest, as well as the investment objectives, investment adviser and sub-adviser for each Series.

                                                 INVESTMENT                                                   INVESTMENT
            SERIES                               OBJECTIVES                     INVESTMENT ADVISER            SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. International Equity     Long-term growth of capital by             A I M Advisors, Inc.       Not Applicable
 Fund                             investing in a diversified portfolio of
                                  international equity securities whose
                                  issuers are considered to have strong
                                  earnings momentum.
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund               Long-term growth of capital by             A I M Advisors, Inc.       Not Applicable
                                  investing primarily in equity
                                  securities judged by the fund's
                                  investment advisor to be undervalued
                                  relative to the investment advisor's
                                  appraisal of the current or projected
                                  earnings of the companies issuing the
                                  securities, or relative to current
                                  market values of assets owned by the
                                  companies issuing the securities, or
                                  relative to the equity market
                                  generally.  Income is a secondary
                                  objective.
-------------------------------------------------------------------------------------------------------------------------------
AGSPC                             Long term growth of capital in equity      Variable Annuity Life      Not Applicable
International Equities Series     securities closely corresponding to the    Insurance Company
                                  Morgan Stanley Dean Witter Capital
                                  International EAFE Index/1/
-------------------------------------------------------------------------------------------------------------------------------
AGSPC MidCap                      Growth of capital through investment in    Variable Annuity Life      Bankers Trust Company/4/
Index Fund                        common stocks corresponding to the S&P     Insurance Company
                                  MidCap 400/2/
-------------------------------------------------------------------------------------------------------------------------------
AGSPC Money                       Liquidity, protection of capital and       Variable Annuity Life      Not Applicable
Market Fund                       current income through investments in      Insurance Company
                                  short term money market instruments
-------------------------------------------------------------------------------------------------------------------------------
AGSPC Stock                       Long term capital growth through           Variable Annuity Life      Bankers Trust Company/4/
Index Fund                        investment in common stocks that, as a     Insurance Company
                                  group are  expected to closely resemble
                                  the S&P 500 Index/3/
-------------------------------------------------------------------------------------------------------------------------------
Dreyfus Quality Bond              Maximum current income consistent with     The Dreyfus Corporation    Not Applicable
Portfolio                         preservation of capital and liquidity
-------------------------------------------------------------------------------------------------------------------------------
Dreyfus Small Cap                 Maximum capital appreciation               The Dreyfus Corporation    Not Applicable
Portfolio
-------------------------------------------------------------------------------------------------------------------------------
Dreyfus Socially                  Capital growth through equity              The Dreyfus Corporation    NCM Capital Management
Responsible Growth Fund           investment in socially responsible                                    Group, Inc.
                                  companies
-------------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth               Long term growth of capital                Massachusetts Financial    Not Applicable
Series                                                                       Services Company
-------------------------------------------------------------------------------------------------------------------------------

/1/ Morgan Stanley Capital International EAFE Index tracks the performance of about 1,000 common stocks of companies in 20 foreign countries. This index provides a measure of the performance of companies in the more developed countries in Europe, Australia and the Far East. All indices are unmanaged.
/2/ S&P MidCap 400 Index tracks the common stock performance of 400 medium capitalized U.S. and foreign companies that are in the manufacturing, utilities, transportation, and financial industries. Medium capitalization means the market value of these companies' stock is around $600 million. All indices are unmanaged.
/3/ S&P 500 Index tracks the common stock performance of large U.S. companies in major U.S. industry sectors. It also tracks the performance of common stocks by foreign and smaller U.S. companies in similar industries. In total, this index tracks 500 common stocks. All indices are unmanaged.
/4/ Bankers Trust Company (the "Sub-Adviser") is a wholly owned subsidiary of Bankers Trust Corporation. On November 30, 1998, Bankers Trust Corporation entered into an Agreement and Plan of Merger with Deutsche Bank AG under which Bankers Trust Corporation and all of its subsidiaries would merge with and into a subsidiary of Deutsche Bank, AG. Deutsche Bank AG is a major global banking institution that is engaged in a wide range of financial services, including retail and commercial banking, investment banking and insurance. The transaction is contingent upon various regulatory approvals, as well as the approval of the Fund's Board of Directors and the Fund's shareholders. If the transaction is approved and completed, Deutsche Bank AG, as the Sub-Adviser's new parent company, will control the operation of the Sub-Adviser.

                                                 INVESTMENT                                                   INVESTMENT
            SERIES                               OBJECTIVES                     INVESTMENT ADVISER            SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Dean Witter        Long term capital appreciation in          Morgan Stanley Dean         Miller Anderson &
Equity Growth Portfolio           equity securities of medium and large      Witter Management, Inc.     Sherrerd, LLP
                                  companies
-------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Dean Witter        Above average total return over a          Miller Anderson &           Not Applicable
High Yield Portfolio              market period of three to five years in    Sherrerd, LLP
                                  high yield securities
-------------------------------------------------------------------------------------------------------------------------------
SAFECO Equity Portfolio           Long term growth of capital and            SAFECO Asset Management     Not Applicable
                                  reasonable current income                  Company
-------------------------------------------------------------------------------------------------------------------------------
SAFECO Growth Portfolio           Growth of capital and the increased        SAFECO Asset Management     Not Applicable
                                  income that ordinarily follows from        Company
                                  such growth.
-------------------------------------------------------------------------------------------------------------------------------
Templeton Asset                   High level of total return; invests        Templeton Investment        Not Applicable
Allocation Fund-Class 2           primarily in stocks and debt securities    Counsel, Inc.
                                  of any nation.
-------------------------------------------------------------------------------------------------------------------------------
Templeton International           Long term capital growth; invests          Templeton Investment        Not Applicable
 Fund-Class 2                     primarily in stocks of companies           Counsel, Inc.
                                  outside the U.S.
 -------------------------------------------------------------------------------------------------------------------------------
Van Kampen Strategic              Capital appreciation and dividend          Van Kampen                  Not Applicable
Stock Portfolio                   income from investment in equity           Asset Management, Inc.
                                  securities in companies included in the
                                  Dow Jones Industrial Average
-------------------------------------------------------------------------------------------------------------------------------

Before selecting any Division, you should carefully read the Prospectus for each mutual fund. The Prospectuses provide more complete information about the Series of the funds in which the Divisions invest, including investment objectives and policies, charges and expenses.

You can find information about the investment performance of the Series of the funds in the Statement. You can find information about the experience of the investment advisers to the Series of the funds in the Prospectuses for the fund. You may obtain additional copies of the Prospectuses by contacting AGL's Home Office at the addresses and phone numbers on the first page of this Prospectus. When making your request, please indicate the names of the Series in which you are interested.

High yielding fixed-income securities, such as those in which the Morgan Stanley Dean Witter High Yield Portfolio, the Morgan Stanley Equity Growth Portfolio and the Dreyfus Quality Bond Portfolio can invest, are subject to greater market fluctuations and risk of loss of income and principal than investments in lower yielding fixed-income securities. You should carefully read about this Series in the Prospectus and related statement of additional information and consider your ability to assume the risks of making an investment in the corresponding Division.

VOTING PRIVILEGES

The following people may give us voting instructions for Series shares held in the Separate Account Divisions attributable to their Contract:

     . You, as the Owner, before the Annuity Commencement Date, and

     . The Annuitant or other payee, during the Annuity Period.

We will vote according to such instructions at meetings of shareholders of the Series.

We will determine who is entitled to give voting instructions and the number of votes for which they may give directions as of the record date for a meeting. We will calculate the number of votes in fractions. We will calculate the number of votes for any Series as follows:

     . For each Owner before the Annuity Commencement Date, we will divide (1) the Owner's Variable Account Value invested in the corresponding Division by (2) the net asset value of one share of that Series.

     . For each Annuitant or payee during the Annuity Period, we will divide (1) our liability for future Variable Annuity Payments to the Annuitant or payee by (2) the value of an Annuity Unit. We will calculate our liability for future Variable Annuity Payments based on the mortality assumptions and the assumed interest rate that we use in determining the number of Annuity Units under a Contract and the value of an Annuity Unit.

We will vote all shares of each Series owned by the Separate Account as follows:

     . Shares for which we receive instructions, in accordance with those instructions, and

     . Shares for which we receive no instructions, in the same proportion as the shares for which we receive instructions.

Shares of each Series may be owned by separate accounts of insurance companies other than us. We understand that each Series will see that all insurance companies vote shares uniformly.

We believe that our voting instruction procedures comply with current federal securities law requirements. However, we reserve the right to modify these procedures to conform with legal requirements and interpretations that are put in effect or modified from time to time.


                               THE FIXED ACCOUNT

AMOUNTS IN THE FIXED ACCOUNT OR SUPPORTING FIXED ANNUITY PAYMENTS BECOME PART OF OUR GENERAL ACCOUNT. WE HAVE NOT REGISTERED INTERESTS IN THE GENERAL ACCOUNT UNDER THE SECURITIES ACT OF 1933, AND WE HAVE NOT REGISTERED THE GENERAL ACCOUNT AS AN INVESTMENT COMPANY UNDER THE 1940 ACT, BASED ON FEDERAL LAW EXCLUSION AND EXEMPTION. THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS ADVISED US THAT IT HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS THAT RELATE TO THE FIXED ACCOUNT OR FIXED ANNUITY PAYMENTS. AT THE SAME TIME, WE HAVE LEGAL RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF THIS PROSPECTUS.

The Fixed Account is not available under Contracts purchased in Oregon.

Our obligations for the Fixed Account are legal obligations of AGL. Our General Account assets support these obligations. These General Account assets also support our obligations under other insurance and annuity contracts.
Investments purchased with amounts allocated to the Fixed Account are the property of AGL. Owners have no legal rights in such investments.

GUARANTEE PERIODS

Account Value that the Owner allocates to the Fixed Account earns a Guaranteed Interest Rate beginning with the date of the allocation. This Guaranteed Interest Rate continues for the number of months or years that the Owner selects from among the Guarantee Periods that we then offer.

At the end of a Guarantee Period, we will allocate your Account Value in that Guarantee Period, including interest you have earned, to a new Guarantee Period of the same length. In the alternative, the Owner may submit a Written request to us to allocate this amount to a different Guarantee Period or Periods or to one or more of the Divisions of the Separate Account. We must receive this Written request at least three business days before the end of the Guarantee Period.

We will contact the Owner regarding the scheduled Annuity Commencement Date, if the Owner has not provided the necessary Written request and the renewed Guarantee Period extends beyond the scheduled Annuity Commencement Date. If the Owner elects to annuitize in this case, we will, under certain circumstances, waive the Surrender Charge. (See "Annuity Payment Options" and "Surrender Charge.")

The first day of the new Guarantee Period (or other reallocation) will be the day after the end of the prior Guarantee Period. We will notify the Owner in writing at least 30 days and not more than 60 days before the end of any Guarantee Period.

If the Owner's Account Value in a Guarantee Period is less than $500, we reserve the right to transfer, without charge, the balance to the Money Market Division at the end of that Guarantee Period. However, we will transfer such balance to another Division selected by the Owner, if we have received Written instructions to transfer such balance to that Division.

CREDITING INTEREST

We declare the Guaranteed Interest Rates from time to time as market conditions dictate. We tell an Owner the Guaranteed Interest Rate for a chosen Guarantee Period at the time we receive a purchase payment, make a transfer, or renew a Guarantee Period. We may credit a different interest rate to one Guarantee Period than to another Guarantee Period that is the same length but that began on a different date. The minimum Guaranteed Interest Rate is an effective annual rate of 3%.

Proceeds from an exchange, rollover or transfer will accrue interest, if you allocate them to the Fixed Account within 60 days following the date of application for a Contract. We will credit interest to such proceeds during the Guarantee Period chosen. We will calculate interest at a rate that is the higher of: (1) the current interest rate we use on the date of application for the Guarantee Period selected; or (2) the current interest rate we use on the date we receive the proceeds. Proceeds that we receive more than 60 days after the date the application is signed will receive interest at the rate in effect on the date we receive the proceeds. The interest rate we use will remain in effect for the duration of the applicable Guarantee Period.

AGL's management makes the final determination of the Guaranteed Interest Rates to be declared. AGL cannot predict or assure the level of any future Guaranteed Interest Rates in excess of the minimum Guaranteed Interest Rate stated in your Contract.

You may obtain information concerning the Guaranteed Interest Rates applicable to the various Guarantee Periods at any time from your sales representative or from the addresses or telephone numbers on the first page of this Prospectus.

NEW GUARANTEE PERIODS

Each allocation or transfer of an amount to a Guarantee Period starts the running of a new Guarantee Period for that amount. That new Guarantee Period will earn a Guaranteed Interest Rate that will continue unchanged until the end of that Period. The Guaranteed Interest Rate will never be less than the minimum Guaranteed Interest Rate stated in your Contract.

Each Guarantee Period has its own Guaranteed Interest Rate. Guarantee Periods can have different Guaranteed Interest Rates. We have the right to change the Guaranteed Interest Rate for future Guarantee Periods of various lengths. These changes will not affect the Guaranteed Interest Rates being paid on Guarantee Periods that have already started. Each allocation or transfer of an amount to a Guarantee Period starts the running of a new Guarantee Period for the amount allocated or transferred. That amount earns a Guaranteed Interest Rate that will continue unchanged until the end of that Period. The Guaranteed Interest Rate will never be less than the minimum Guaranteed Interest Rate stated in your Contract. One or more Guarantee Periods may be offered with a required dollar cost averaging feature. Currently, we make available a one-year Guarantee Period and no others. However, we reserve the right to change the Guarantee Periods that we make available at any time, except that we will always make available a one-year Guarantee Period.


                    CONTRACT ISSUANCE AND PURCHASE PAYMENTS

The minimum initial purchase payment is $2,000 for a Qualified Contract and $5,000 for a Non-Qualified Contract. The minimum subsequent purchase payment is $100. We reserve the right to modify these minimums at our discretion.

You must complete a Written application to purchase a Contract. AGL and American General Securities Incorporated as distributor of the Contracts, may agree on a different medium or format for the application. When a purchase payment accompanies a properly completed application, we will either:

     . process the application, credit the purchase payment, and issue the Contract, or

     . reject the application and return the purchase payment within two
       Valuation Dates after receipt of the application at our Home Office.

If we have not received a correctly completed application within five Valuation Dates after receipt of the purchase payment at our Home Office, we will return the purchase payment immediately. However, you may specifically consent to our retaining the purchase payment until you complete the application. In that case, we will credit the initial purchase payment as of the end of the Valuation Period in which we receive, at our Home Office, the last information required to process the application.

We will credit subsequent purchase payments as of the end of the Valuation Period in which we receive them and any required Written information at our Home Office.

We reserve the right to reject any application or purchase payment for any reason.

MINIMUM REQUIREMENTS

If your Account Value in any Division falls below $500 because of a partial withdrawal from the Contract, we reserve the right to transfer, without charge, the remaining balance to the Money Market Division.

If your Account Value in any Division falls below $500 because of a transfer to another Division or to the Fixed Account, we reserve the right to transfer the remaining balance in that Division, without charge and pro rata, to the investment option or options to which the transfer was made.

We will waive these minimum requirements for transfers under the automatic rebalancing program. (See "Automatic Rebalancing.")

If your total Account Value falls below $500, we may cancel the Contract. We consider such a cancellation a full surrender of the Contract. We will provide you with 60 days advance notice of any such cancellation.

So long as the Account Value does not fall below $500, you do not have to make further purchase payments. You may, however, elect to make subsequent purchase payments at any time before the Annuity Commencement Date, if the Owner and Annuitant are still living.

PAYMENTS

You should make checks for subsequent purchase payments payable to American General Life Insurance Company and forward them directly to our Home Office. We also accept purchase payments by wire or by exchange from another insurance company. You may obtain further information about how to make purchase payments by either of these methods from your sales representative or from us at the addresses and telephone numbers on the first page of this Prospectus.

You may make purchase payments pursuant to employer sponsored plans only with our agreement.

Your purchase payments are allocated to the Divisions of the Separate Account or the Guarantee Periods of the Fixed Account as of the date we credit the purchase payments to your Contract. In your application form, you select (in whole percentages) the amount of each purchase payment that you are allocating to each Division and Guarantee Period. You can change these allocation percentages at any time by Written notice to us.


                              OWNER ACCOUNT VALUE

Before the Annuity Commencement Date, your Account Value under a Contract is the sum of your Variable Account Value and Fixed Account Value, as discussed below.

VARIABLE ACCOUNT VALUE

As of any Valuation Date before the Annuity Commencement Date--

     . Your Variable Account Value is the sum of your Variable Account Values in each Division of the Separate Account.

     . Your Variable Account Value in a Division is the product of the number of your Accumulation Units in that Division multiplied by the value of one such Accumulation Unit as of that Valuation Date.

There is no guaranteed minimum Variable Account Value. To the extent that your Account Value is allocated to the Separate Account, you bear the entire investment risk.

We credit Accumulation Units in a Division to you when you allocate purchase payments or transfer amounts to that Division. Similarly, we redeem Accumulation Units when you transfer or withdraw amounts from a Division or when we pay certain charges under the Contract. We determine the value of these Accumulation Units at the end of the Valuation Date on which we make the credit or charge. The value of an Accumulation Unit for a Division on any Valuation Date is equal to the previous value of that Division's Accumulation Unit multiplied by that Division's net investment factor for the Valuation Period ending on that Valuation Date.

The net investment factor for a Division is determined by dividing (1) the net asset value per share of the Series shares held by the Division, determined at the end of the current Valuation Period, plus the per share amount of any dividend or capital gains distribution made for the Series shares held by the Division during the current Valuation Period, by (2) the net asset value per share of the Series shares held in the Division determined at the end of the previous Valuation Period. We then subtract from that result a factor representing the mortality risk, expense risk and administrative expense charge.

FIXED ACCOUNT VALUE

As of any Valuation Date before the Annuity Commencement Date--

     . Your Fixed Account Value is the sum of your Fixed Account Value in each
       Guarantee Period.

     . Your Fixed Account Value in any Guarantee Period is equal to the following amounts, in each case increased by accrued interest at the applicable Guaranteed Interest Rate: (1) the amount of net purchase payments, renewals and transferred amounts allocated to the Guarantee Period, less (2) the amount of any transfers or withdrawals out of the Guarantee Period, including withdrawals to pay applicable charges.

AGL guarantees the Fixed Account Value. AGL bears the investment risk for amounts allocated to the Fixed Account, except to the extent that AGL may vary the Guaranteed Interest Rate for future Guarantee Periods (subject to the minimum Guaranteed Interest Rate stated in your Contract).

            TRANSFER, AUTOMATIC REBALANCING, SURRENDER AND PARTIAL
                       WITHDRAWAL OF OWNER ACCOUNT VALUE

TRANSFERS

You can transfer your Account Value beginning 30 days after we issue your
Contract and before the Annuity Commencement Date.   The following rules apply:

     . You may transfer your Account Value at any time among the available
       Divisions of the Separate Account and Guarantee Periods. Transfers will be effective at the end of the Valuation Period in which we receive your Written transfer request.

     . If a transfer causes your Account Value in any Division or Guarantee
       Period to fall below $500, we reserve the right to transfer the remaining balance in that Division or Guarantee Period in the same proportions as the transfer request.

     . Before the Annuity Commencement Date and after the first 30 days following the date the Contract was issued, you may make up to 12 transfers each Contract Year without charge, but additional transfers will be subject to a $25 charge.

     . You may transfer no more than 25% of the Account Value you allocated to a Guarantee Period at its inception during any Contract Year. This 25% limitation does not apply to transfers (1) within 15 days before or after the end of the Guarantee Period in which you held the transferred amounts, or (2) a renewal at the end of the Guarantee Period to the same Guarantee Period.

     . We reserve the right to defer any transfer from the Fixed Account to any Division for up to 6 months.

You may establish an automatic transfer plan. (We also refer to this plan as a dollar cost averaging plan.) The rules about transfers, which we describe above, will apply to this plan. Under this plan, we will automatically transfer amounts from the Money Market Division or the one-year Guarantee Period (or any other Guarantee Period that is available at that time) to one or more other Divisions. By transferring a set amount on a regular schedule instead of transferring the total amount at one particular time, you may reduce the risk of investing in the corresponding Division only when the price is high. An automatic transfer plan does not guarantee a profit and it does not protect against a loss if market prices decline. You will select--

     . the amount we are to transfer under the plan;

     . the frequency of the transfers--either monthly, quarterly, semi-annually, or annually; and

     . the duration of the plan.

We may also offer certain "special automatic transfer plans" to Owners who:

     . make new purchase payments, and

     . who do not own another annuity contract AGL, or any AGL affiliate, issued.

Under such plans, we will make equal monthly transfers over a period of time that we will determine. We may offer a higher Guaranteed Interest Rate under such a special automatic transfer plan than we would offer for another Guarantee Period of the same duration that is not offered under such a plan. Any such higher interest rate will reflect differences in costs or services and will not be unfairly discriminatory as to any person.

Differences in costs or services will result from such factors as reduced sales expenses or administrative efficiencies related to transferring amounts to other Divisions on an automatic, rather than a discretionary, basis.

Transfers under any automatic transfer plan will--

     . not incur a charge,

     . not be subject to the 25% limitation on transfers from a Guarantee
       Period, and

     . not be subject to the minimum Account Value requirement described above.

You may obtain additional information about how to establish an automatic transfer plan from your sales representative or from us at the telephone numbers and addresses on the first page of this Prospectus. You cannot have an automatic transfer plan in effect at the same time as Automatic Rebalancing, described below, is in effect.

We have not designed the Contracts for professional market timing organizations or other entities using programmed and frequent transfers. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges for a reasonable period.

AUTOMATIC REBALANCING

You may arrange for Automatic Rebalancing among the Divisions, if your Contract has an Account Value of $25,000 or more at the time we receive the application for Automatic Rebalancing. You may apply for Automatic Rebalancing either at issue or after issue, and you may subsequently discontinue it.

Under Automatic Rebalancing, we transfer funds among the Separate Account Divisions to maintain the percentage allocation you have selected for each Division. At your election, we will make these transfers on a quarterly, semi-annual or annual basis, measured from the Contract Anniversary date. A Contract Anniversary date that falls on the 29th, 30th, or 31st of the month will result in Automatic Rebalancing starting with the 1st of the next month.

Automatic Rebalancing does not permit transfers to or from any Guarantee Period. Transfers under Automatic Rebalancing will not count toward the 12 free transfers each Contract Year and will not incur a $25 charge. You cannot have Automatic Rebalancing in effect at the same time as an automatic transfer plan is in effect.

SURRENDERS

At any time before the Annuity Commencement Date and while the Annuitant is still living, the Owner may make a full surrender from a Contract.

We will pay you the following upon full surrender:

     . your Account Value at the end of the Valuation Period in which we receive a Written surrender request,

     . minus any applicable Surrender Charge,

     . minus any applicable premium tax.

Our current practice is to require that you return the Contract to Our Home Office with any request for a full surrender.

After a full surrender, or if the Owner's Account Value falls to zero, all rights of the Owner, Annuitant or any other person under the Contract will terminate. The Owner will, however have a right to reinvest the proceeds of the Contract. (See "One-Time Reinstatement Privilege.")

All collateral assignees of record must consent to any full surrender.

PARTIAL WITHDRAWALS

Your Written request for a partial withdrawal should specify the Divisions of the Separate Account, or the Guarantee Periods of the Fixed Account, from which you wish to make the partial withdrawal. We will take the withdrawal pro rata from the Divisions and Guarantee Periods, if (1) you do not tell us how to make the withdrawal, or (2) we cannot make the withdrawal as you requested.

Partial withdrawal requests must be for at least $100 or, if less, all of your Account Value. If your remaining Account Value in a Division or Guarantee Period would be less than $500 as a result of the withdrawal (except for the Money Market Division), we reserve the right to transfer the remaining balance to the Money Market Division. We will do this without charge.

We will always pay you the amount of your partial withdrawal request unless it exceeds the surrender value of your Contract. In that case, we pay the surrender value of your Contract. The value of your Accumulation Units and Fixed Account interests that we redeem will equal the amount of the withdrawal request, plus any applicable Surrender Charge and premium tax. You can also tell us to take Surrender Charges and premium tax from the amount you want withdrawn.

We also make available a systematic withdrawal plan. Under this plan, you may make automatic partial withdrawals in amounts and at periodic intervals that you specify. The terms and conditions that apply to other partial withdrawals will also apply to this plan. You may obtain additional information about how to establish a systematic withdrawal plan from your sales representative or from us at the addresses and telephone numbers on the first page of this Prospectus. We reserve the right to modify or terminate the systematic withdrawal plan at any time.

The Code imposes a penalty tax on certain premature surrenders or withdrawals. See the "Federal Income Tax Matters" section for a discussion of this and other tax implications of total surrenders and systematic and other partial withdrawals. The Section also discusses tax withholding requirements.

All collateral assignees of record must consent to any partial withdrawal.


                  ANNUITY PERIOD AND ANNUITY PAYMENT OPTIONS


ANNUITY COMMENCEMENT DATE

The Annuity Commencement Date may be any day of any month between the Annuitant's 50th and 100th birthday. You may select the Annuity Commencement Date in the Contract application. You may also change a previously selected date any time before that date by submitting a Written request, subject to our approval. (Pennsylvania has special limitations which may require the Annuity Commencement Date to be as early as age 85 but in no event beyond age 90.)

See "Federal Income Tax Matters" for a discussion of the penalties that may result from distributions before the Annuitant's reaching age 59 1/2 under any Contract or after April 1 of the year following the calendar year in which the Annuitant reaches age 70 1/2 under certain Qualified Contracts.

APPLICATION OF OWNER ACCOUNT VALUE

We will automatically apply your Variable Account Value in any Division to provide Variable Annuity Payments based on that Division and your Fixed Account Value to provide Fixed Annuity Payments. However, we will apply your Account Value in different proportions, if you give us Written instructions at least 30 days before the Annuity Commencement Date.

We deduct any applicable state and local premium taxes from the amount of Account Value that we apply to an Annuity Payment Option. In some cases, we may deduct a Surrender Charge from the amount we apply. (See "Surrender Charge.") Subject to any such adjustments, we apply your Variable and Fixed Account Values to an Annuity Payment Option, as discussed below, as of the end of the Valuation Period that contains the 10th day before the Annuity Commencement Date.

FIXED AND VARIABLE ANNUITY PAYMENTS

We will determine your first monthly Fixed or Variable Annuity Payment using the annuity tables in the Contract and the amount of your Account Value that is applied to provide the Fixed or Variable Annuity Payments.

We determine the amount of each monthly Fixed Annuity Payment thereafter based on the terms of the Annuity Payment Option selected.

We determine the amount of each monthly Variable Annuity Payment thereafter as follows:

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

     . We convert the Account Value that we apply to provide Variable Annuity
       Payments to a number of Annuity Units. We do this by dividing the amount of the first Variable Annuity Payment by the value of an Annuity Unit of a Division as of the end of the Valuation Period that includes the 10th day before the Annuity Commencement Date. This number of Annuity Units remains constant for any Annuitant.

     . We determine the amount of each subsequent Variable Annuity Payment by multiplying the number of Annuity Units by the value of an Annuity Unit as of the end of the Valuation Period that contains the 10th day before the date of each payment.

     . If we base the Variable Annuity Payments on more than one Division, we perform these calculations separately for each Division.

     . The value of an Annuity Unit at the end of a Valuation Period is the value of the Annuity Unit at the end of the previous Valuation Period, multiplied by the net investment factor (see "Variable Account Value") for the Valuation Period, with an offset for the 3.5% assumed interest rate used in the Contract's annuity tables.

The Contract's annuity tables use a 3.5% assumed interest rate. A Variable Annuity Payment based on a Division will be greater than the previous month, if the Division's investment return for the month is at an annual rate greater than 3.5%. Conversely, a Variable Annuity Payment will be less than the previous month, if the Division's investment return is at an annual rate less than 3.5%.

ANNUITY PAYMENT OPTIONS

Sixty to 90 days before the Scheduled Annuity Commencement Date, we will (1) notify you that the Contract is scheduled to mature, and (2) request that you select an Annuity Payment Option.

If you have not selected an Annuity Payment Option ten days before the Annuity Commencement Date, we will proceed as follows--

     . We will extend the Annuity Commencement Date to the Annuitant's 100th birthday, if the scheduled Annuity Commencement Date is any date before the Annuitant's 100th birthday; or

     . We will pay the Account Value, less any applicable charges and premium taxes, in one sum to you, if the scheduled Annuity Commencement Date is the Annuitant's 100th birthday.

The procedure just described is different in Pennsylvania because the Annuity Commencement Date cannot exceed age 90.

In Texas, we will proceed differently if you have not selected an Annuity Payment Option within 10 days before the Annuity Commencement Date. We will pay you as if you had elected to receive 12 payments under Annuity Payment Option 2. (See "Option 2.")

The Code imposes minimum distribution requirements on the Annuity Payment Option you choose in connection with Qualified Contracts. (See "Federal Income Tax Matters.") We are not responsible for monitoring or advising Owners whether they are meeting the minimum distribution requirements, unless we have received a specific Written request to do so.

ELECTION OF ANNUITY PAYMENT OPTION

You may elect an Annuity Payment Option only if the initial annuity payment meets the following minimum requirements--

     . where you elect only Fixed or Variable Annuity Payments, the initial payment must be at least $100; or

     . where you elect a combination of Variable and Fixed Annuity Payments, the initial payment must be at least $50 on each basis.

If the initial annuity payment falls below these amounts, we will reduce the frequency of annuity payments. If the initial payment still falls below these amounts, we will make a single payment to the Annuitant or other properly designated payee equal to your Account Value. We will deduct any applicable Surrender Charge and premium tax.

You may elect the annuity option that will apply for payments to a Beneficiary, if you or the Annuitant dies. If you have not made this election, the Beneficiary may do so within 60 days after your or the Annuitant's death. (See "Death Proceeds.") Thereafter, the Beneficiary will have all the remaining rights and powers under the Contract and be subject to all of its terms and conditions. We will make the first annuity payment at the beginning of the second month following the month in which we approve the settlement request. We will credit Annuity Units based on Annuity Unit Values at the end of the Valuation Period that contains the 10th day before the beginning of that second month.

When an Annuity Payment Option becomes effective, you must deliver the Contract to our Home Office, in exchange for a payment contract providing for the option elected.

We provide information about the relationship between the Annuitant's gender and the amount of annuity payments, including any requirements for gender-neutral annuity rates and in connection with certain employee benefit plans under "Gender of Annuitant" in the Statement. (See "Contents of Statement of Additional Information.")

AVAILABLE ANNUITY PAYMENT OPTIONS

Each Annuity Payment Option, except Option 5, is available on both a fixed and variable basis. Option 5 is available on a fixed basis only.

OPTION 1 - LIFE ANNUITY - We make annuity payments monthly during the lifetime of the Annuitant. These payments stop with the last payment due before the death of the Annuitant. We do not guarantee a minimum number of payments under this arrangement. For example, the Annuitant or other payee might receive only one annuity payment, if the Annuitant dies before the second annuity payment.

OPTION 2 - LIFE ANNUITY WITH 120, 180, OR 240 MONTHLY PAYMENTS CERTAIN - We make annuity payments monthly during the lifetime of an Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period.

OPTION 3 - JOINT AND LAST SURVIVOR LIFE ANNUITY - We make annuity payments monthly during the lifetime of the Annuitant and another payee and during the lifetime of the survivor of the two. We stop making payments with the last payment before the death of the survivor. We do not guarantee a minimum number of payments under this arrangement. For example, the Annuitant or other payee might receive only one annuity payment if both die before the second annuity payment. The election of this option is ineffective if either one dies before the Annuity Commencement Date. In that case, the survivor becomes the sole Annuitant, and we do not pay death proceeds because of the death of the other Annuitant.

OPTION 4 - PAYMENTS FOR A DESIGNATED PERIOD - We make annuity payments monthly to an Annuitant or other properly-designated payee, or at his or her death, to the Beneficiary, for a selected number of years ranging from five to 40. If this option is selected on a variable basis, the designated period may not exceed the life expectancy of the Annuitant or other properly designated payee.

A payee receiving Variable (but not Fixed) Annuity Payments under Option 4 can elect at any time to commute (terminate) the option and receive the current value of the annuity in a single sum. The current value of an annuity under Option 4 is the value of all remaining annuity payments, assumed to be level, discounted to present value at an annual rate of 3.5%. We calculate that value the next time we determine values after receiving your Written request for payment. The election of a single sum payment is the only way you may terminate any Annuity Payment Option once annuity payments have started.

OPTION 5 - PAYMENTS OF A SPECIFIC DOLLAR AMOUNT - We pay the amount due in equal monthly installments of a designated dollar amount until the remaining balance is less than the amount of one installment. The amount of each installment may not be less than $125 or more than $200 each year per $1,000 of the original amount due. If the person receiving these payments dies, we continue to make the remaining payments to the Beneficiary. Payments under this option are available on a fixed basis only. To determine the remaining balance at the end of any month, we decrease the balance at the end of the previous month by the amount of any installment paid during the month. We then apply, to the remainder, interest at a rate not less than 3.5% compounded annually. If the remaining balance at any time is less than the amount of one installment, we will pay the balance as the final payment under the option.

We reduce Variable Annuity Payments as a result of a charge to the Separate Account that is partially for mortality risks. (See "Charge to the Separate Account.")

The Code may treat the election of Option 4 or Option 5 in the same manner as a surrender of total Account Value. For tax consequences of such treatment, see "Federal Income Tax Matters." In addition, the Code may not give tax-deferred treatment to subsequent earnings.

ALTERNATIVE AMOUNT UNDER FIXED LIFE ANNUITY OPTIONS - In the case of Fixed Annuity Payments under one of the first three Annuity Payment Options described above, we make a special election available. In that case, the Owner (or the Beneficiary, if the Owner has not elected a payment option) may elect monthly payments based on single payment immediate fixed annuity rates we offer at that time. This provision allows the Annuitant or other properly-designated payee to receive the fixed annuity purchase rate in effect for new single payment immediate annuity Contracts, if it is more favorable.

In place of monthly payments, you may elect payments on a quarterly, semi-annual or annual basis. In that case, we determine the amount of each annuity payment on a basis consistent with that described above for monthly payments.

TRANSFERS

After the Annuity Commencement Date, the Annuitant or other properly designated payee may make one transfer every 180 days among the available Divisions of the Separate Account or from the Divisions to a Fixed Annuity Payment Option. We will assess no charge for the transfer. We do not permit transfers from a Fixed to a Variable Annuity Payment Option. If a transfer causes the value in any Division to fall below $500, we reserve the right to transfer the remaining balance in that Division in the same proportion as the transfer request. We make transfers effective at the end of the Valuation Period in which we receive the Written transfer request at our Home Office. We reserve the right to terminate or restrict transfers at any time.


                                   DEATH PROCEEDS


DEATH PROCEEDS BEFORE THE ANNUITY COMMENCEMENT DATE

The death proceeds described below are payable to the Beneficiary under the Contract if any of the following events occurs before the Annuity Commencement
Date:

     . the Annuitant dies, and no Contingent Annuitant has been named under a Non-Qualified Contract;

     . the Annuitant dies, and we also receive proof of death of any named
       Contingent Annuitant; or

     . the Owner (including the first to die in the case of joint Owners) of a Non-Qualified Contract dies, regardless of whether the deceased Owner was also the Annuitant. (However, if the Beneficiary is the Owner's surviving spouse, or the Owner's surviving spouse is a joint Owner, the surviving spouse may elect to continue the Contract as described later in this Section).

There is a standard manner for us to pay the death proceeds when a joint Owner dies: we treat the surviving joint Owner as the Beneficiary and we pay the death proceeds to the surviving joint Owner. Joint Owners may give us written instructions to pay death proceeds in a different manner.

The death proceeds, before deduction of any applicable premium taxes and other applicable tax, will equal the greatest of --

     . the sum of all net purchase payments made (less any premium taxes and other applicable tax we deducted previously and all prior partial withdrawals);

     . the Owner's Account Value as of the end of the Valuation Period in which we receive, at our Home Office, proof of death and the Written request as to the manner of payment; or

     . the HIGHEST ANNIVERSARY VALUE before the date of death, as defined below.

       The HIGHEST ANNIVERSARY VALUE before the date of death will be determined as follows:

       (a) First, we will calculate the Account Values at the end of each fifth Contract Anniversary that occurs before the deceased's 81st birthday (we will thereafter use only the highest of the fifth Contract Anniversary Account Values that occurred before the deceased's 81st birthday);

       (b) Second, we will increase each of the Account Values by the amount of net purchase payments the Owner has made since the end of such Contract Anniversaries; and

       (c) Third, we will reduce the result upon a partial withdrawal in the same proportion as the reduction in Account Value.

       The HIGHEST ANNIVERSARY VALUE will be an amount equal to the highest of such values. Net purchase payments are purchase payments less applicable taxes deducted at the time the purchase payment is made.

The death proceeds become payable to the Beneficiary when we receive--

     . proof of the Owner's or Annuitant's death, and

     . a Written request from the Beneficiary specifying the manner of payment.

If the Owner has not already done so, the Beneficiary may, within 60 days after the date the death proceeds become payable, elect to receive the death proceeds as (1) a single sum or (2) in the form of one of the Annuity Payment Options provided in the Contract. (See "Annuity Payment Options.") If we do not receive a request specifying the manner of payment, we will make a single sum payment, based on values we determine at that time.

If the Owner (including the first to die if there are joint Owners) under a Non-Qualified Contract dies before the Annuity Commencement Date, we will distribute all amounts payable under the Contract in accordance with the following rules:

     . We will distribute all amounts--

       (a)  within five years of the date of death, or

       (b) if the Beneficiary elects, as annuity payments, beginning within one year of the date of death and continuing over a period not extending beyond the life or life expectancy of the Beneficiary.

     . If the Beneficiary is the Owner's surviving spouse, the spouse may elect to continue the Contract as the new Owner. If the original Owner was the Annuitant, the surviving spouse may also elect to become the new Annuitant. This election is also available to the surviving spouse who is a joint Owner, even if the surviving spouse is not the Beneficiary. In this case, we will treat the surviving spouse as the Beneficiary, and we will not recognize any other designation of Beneficiary.

     . If the Owner is not a natural person, these distribution requirements apply at the death of the primary Annuitant, within the meaning of the Code. Under a parallel section of the Code, similar requirements apply to retirement plans for which we issue Qualified Contracts.

Failure to satisfy the requirements described in this Section may result in serious adverse tax consequences.

DEATH PROCEEDS AFTER THE ANNUITY COMMENCEMENT DATE

If the Annuitant dies on or after the Annuity Commencement Date, the amounts payable to the Beneficiary or other properly designated payee are any continuing payments under the Annuity Payment Option in effect. (See "Annuity Payment Options.") In such case, the payee will:

     . have all the remaining rights and powers under a Contract, and

     . be subject to all the terms and conditions of the Contract.

Also, if the Annuitant dies on or after the Annuity Commencement Date, no previously named Contingent Annuitant can become the Annuitant.

If the payee under a Non-Qualified Contract dies after the Annuity Commencement Date, we will distribute any remaining amounts payable under the terms of the Annuity Payment Option at least as rapidly as under the method of distribution in effect when the payee dies. If the payee is not a natural person, this requirement applies upon the death of the primary Annuitant, within the meaning of the Code.

Under a parallel section of the Code, similar requirements apply to retirement plans for which we issue Qualified Contracts.

Failure to satisfy requirements described in this Section may result in serious adverse tax consequences.

PROOF OF DEATH

We accept the following as proof of any person's death:

     . a certified death certificate;

     . a certified decree of a court of competent jurisdiction as to the finding of death;

     . a written statement by a medical doctor who attended the deceased at the time of death; or

     . any other proof satisfactory to us.

Once we have paid the death proceeds, the Contract terminates, and our obligations are complete.

                          CHARGES UNDER THE CONTRACTS

PREMIUM TAXES

When applicable, we will deduct premium taxes imposed by certain states. We may deduct such amounts either at the time the tax is imposed or later. We may deduct the amount as follows:

     .  from purchase payment(s) when received;

     .  from the Owner's Account Value at the time annuity payments begin;

     .  from the amount of any partial withdrawal; or

     . from proceeds payable upon termination of the Contract for any other reason, including death of the Owner or Annuitant, or surrender of the Contract.

If premium tax is paid, AGL may reimburse itself for the tax when making the deduction under the second, third, and fourth items on the list immediately above, by multiplying the sum of Purchase Payments being withdrawn by the applicable premium tax percentage.

Applicable premium tax rates depend upon the Owner's then-current place of residence. Applicable rates currently range from 0% to 3.5%. The rates are subject to change by legislation, administrative interpretations, or judicial acts. We will not make a profit on this charge.

SURRENDER CHARGE

The Surrender Charge reimburses us for part of our expenses in distributing the Contracts. We believe, however, that the amount of our expenses will exceed the amount of revenues generated by the Surrender Charge. We will pay for extra expenses out of our general surplus, which might include profits from the charge for the assumption of mortality and expense risks.

Unless a withdrawal is exempt from the Surrender Charge (as discussed below), the Surrender Charge is a percentage of the amount of each purchase payment that you withdraw during the first seven years after we receive that purchase payment. The percentage declines depending on how many years have passed since we originally credited the withdrawn purchase payment to your Account Value, as follows:

                                   Surrender Charge as a
       Year of Purchase            Percentage of Purchase
       Payment Withdrawal          Payment Withdrawn
       ------------------          ----------------------

            1st                            7%
            2nd                            7%
            3rd                            5%
            4th                            5%
            5th                            4%
            6th                            2%
            Thereafter                     0%

In computing the Surrender Charge, we deem withdrawals from your Account Value to consist first of purchase payments, in order of contribution, followed by any amounts in excess of purchase payments. The Surrender Charge will apply to the following transactions, which we consider to be withdrawals:

     .  total surrender;

     .  partial withdrawal;

     .  commencement of an Annuity Payment Option; and

     .  termination due to insufficient Account Value.

The Surrender Charge will not apply to withdrawals in the following circumstances:

     . the amount of withdrawals that exceeds the cumulative amount of your purchase payments;

     .  death of the Annuitant, at any age, after the Annuity Commencement Date;

     . death of the Annuitant, at any age, before the Annuity Commencement Date, provided no Contingent Annuitant survives;

     . death of the Owner, including the first to die in the case of joint Owners of a Non-Qualified Contract, unless the Contract continues under the special rule for a surviving spouse;

     . annuitization over at least ten years, or life contingent annuitization where the life expectancy is at least ten years;

     .  within the 30-day window under the One-Time Reinstatement Privilege;

     . the Annuitant is confined to a long-term care facility or is subject to a terminal illness (see "Long-Term Care and Terminal Illness");

     . an amount equal to 20% of your Account Value, in each Contract Year after the first Contract Year, calculated as of the end of the Valuation Period in which you make Written request for the first withdrawal in a Contract year (If the amount of your first withdrawal in a Contract Year is less than the 20% free withdrawal amount, you may make additional withdrawals up to that amount in that Contract Year without the imposition of a Surrender Charge. We add all withdrawals and charge you a Surrender Charge only on amounts that exceed the 20% free withdrawal. See the discussion under "Surrender Charge" for an explanation of how we calculate Surrender Charge. After the first Contract Year, you may make non-automatic and automatic withdrawals in the same Contract Year subject to the 20% limitation. For purchase payments under a systematic withdrawal plan, Purchase Payments credited for 30 days or more are eligible for the 20% free withdrawal); and

     . any amounts withdrawn that are in excess of the amount permitted by the 20% free withdrawal privilege, described above, if you are withdrawing the amounts to obtain or retain favorable tax treatment. (For example, under certain circumstances the income and estate tax benefits of a charitable remainder trust may be available only if you withdraw assets from a Contract funding the trust more rapidly than the 20% free withdrawal privilege permits. This exception is subject to our approval.)

Upon selection of an Annuity Payment Option that does not qualify for a Surrender Charge exception above, we use the amount payable to the Owner upon full surrender of a Contract (see "Surrenders") to pay for the Annuity Payment Option.

We do not consider a free withdrawal under any of the foregoing Surrender Charge exceptions to be a withdrawal of purchase payments, except for purposes of computing the 20% free withdrawal described in the preceding paragraph. The Code may impose a penalty on distributions if the recipient is under age 59 1/2. (See "Penalty Tax on Premature Distributions.")

TRANSFER CHARGES

We describe the charges to pay the expense of making transfers under "Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value - Transfers" and "Annuity Period and Annuity Payment Options - Transfers." These charges are not designed to yield a profit.

CHARGE TO THE SEPARATE ACCOUNT

We deduct from Separate Account assets a daily charge at an annualized rate of 1.35% of the average daily net asset value of the Separate Account attributable to the Contracts. This charge (1) offsets administrative expenses and (2) compensates us for assuming mortality and expense risks under the Contracts.
The 1.35% charge divides into .15% for administrative expenses and 1.20% for the assumption of mortality and expense risks.

We do not expect to earn a profit on that portion of the charge that is for administrative expenses. However, we do expect to derive a profit from the portion that is for the assumption of mortality and expense risks. There is no necessary relationship between the amount of administrative charges deducted for a given Contract and the amount of expenses actually attributable to that Contract.

In assuming the mortality risk, we incur the risks that

     .  Our actuarial estimate of mortality rates may prove erroneous,

     .  Annuitants will live longer than expected, and

     . more Owners or Annuitants than expected would die at a time when the death benefit we guarantee is higher than the net surrender value of their interests in the Contracts.

In assuming the expense risk, we incur the risk that the revenues from the expense charges under the Contracts (charges that we guarantee will not increase) will not cover our expense of administering the Contracts.

MISCELLANEOUS

Each Series pays charges and expenses out of its assets. The Prospectus for each Series describes the charges and expenses.

We reserve the right to impose charges or establish reserves for any federal or local taxes that we incur today or may incur in the future and that we deem attributable to the Contracts.

SYSTEMATIC WITHDRAWAL PLAN

You may make automatic partial withdrawals, at periodic intervals, through a systematic withdrawal program. Minimum payments are $100. You may choose from payment schedules of monthly, quarterly, semi-annual, or annual payments. You may start, stop, increase, or decrease payments. You may elect to (1) start withdrawals as early as 30 days after the issue date of the Contract and (2) take withdrawals from the Fixed Account or any Division. Systematic withdrawals are subject to the terms and conditions applicable to other partial withdrawals, including Surrender Charges and exceptions to Surrender Charges.

ONE-TIME REINSTATEMENT PRIVILEGE

If the Account Value is at least $500, you may elect to reinvest all of the proceeds that you liquidated from the Contract within the previous 30 days. In this case, we will credit the Surrender Charge back to the Contract. We will reinvest the proceeds at the value we next compute following the date of receipt of the proceeds. Unless you request otherwise, we will allocate the proceeds among the Divisions and Guarantee Periods in the same proportions as prior to surrender. We will compute any subsequent Surrender Charge if the Contract had been issued at the date of reinstatement in consideration of a purchase payment in the amount of the net surrender proceeds. You may use this privilege only once.

This privilege is not available under Contracts purchased in Oregon.

REDUCTION IN SURRENDER CHARGES OR ADMINISTRATIVE CHARGES

We may reduce the Surrender Charges or administrative charges imposed under certain Qualified Contracts for employer sponsored plans. Any such reductions will reflect differences in costs or services and will not be unfairly discriminatory as to any person. Differences in costs and services result from factors such as reduced sales expenses or administrative efficiencies relating to serving a large number of employees of a single employer and functions assumed by the employer that we otherwise would have to perform.


                      LONG-TERM CARE AND TERMINAL ILLNESS

THE RIDER DESCRIBED BELOW IS NOT AVAILABLE IN ALL STATES. YOU SHOULD CONSULT YOUR SALES REPRESENTATIVE OR OUR HOME OFFICE TO TELL YOU IF IT APPLIES TO YOU. THERE IS NO SEPARATE CHARGE FOR THIS RIDER.

LONG-TERM CARE

Pursuant to a special Contract rider, no Surrender Charge will apply to a partial withdrawal or total surrender made during any period of time that the Annuitant is confined for 30 days or more (or within 30 days after discharge) in a hospital or state-licensed in-patient nursing facility. We must receive Written proof of such confinement that is satisfactory to us.

TERMINAL ILLNESS

The rider also provides that no Surrender Charge will apply to a partial withdrawal or total surrender if we have received a physician's Written certification that the Annuitant is considered to be terminally ill and not expected to live more than twelve months and have waived or exercised our right to a second physician's opinion.


                        OTHER ASPECTS OF THE CONTRACTS

Only an officer of AGL can agree to change or waive the provisions of any Contract. The Contracts are non-participating, which means they are not entitled to share in any dividends, profits or surplus of AGL.

OWNERS, ANNUITANTS, AND BENEFICIARIES; ASSIGNMENTS

You, as the Owner of a Contract, will be the same as the Annuitant, unless you choose a different Annuitant when you purchase a Contract. In the case of joint ownership, both Owners must join in the exercise of any rights or privileges under the Contract. You choose the Annuitant and any Contingent Annuitant in the application for a Contract and may not change that choice.

You choose the Beneficiary and any Contingent Beneficiary when you purchase a Contract. You may change a Beneficiary or Contingent Beneficiary before the Annuity Commencement Date, while the Annuitant is still alive. The payee may make this change after the Annuity Commencement Date.

We will make any designation of a new Beneficiary or Contingent Beneficiary effective as of the date it is signed. However, the change in designation will not affect any payments we make or action we take before we receive the Written request. We also need the Written consent of any irrevocably named Beneficiary or Contingent Beneficiary before we make a change. Under certain retirement programs, the law may require spousal consent to name or change a Beneficiary to a person other than the spouse. We are not responsible for the validity of any designation of a Beneficiary or Contingent Beneficiary.

If the Beneficiary or Contingent Beneficiary is not living at the time we are to make any payment, you, as the Owner, will be the Beneficiary. If you are not then living, your estate will be the Beneficiary.

In the case of joint ownership, we will treat the surviving joint Owner as the Beneficiary upon the death of a joint Owner. We will not recognize any other designation of Beneficiary, unless joint Owners provide written instructions to pay death proceeds in a different manner.

Owners and other payees may assign their rights under Qualified Contracts only in certain narrow circumstances referred to in the Contracts. Owners and other payees may assign their rights under Non-Qualified Contracts, including their ownership rights. We take no responsibility for the validity of any assignment. Owners must make a change in ownership rights in Writing and send a copy to our Home Office. We will make the change effective on the date it was made. However, we are not bound by a change until the date we record it. The rights under a Contract are subject to any assignment of record at our Home Office. An assignment or pledge of a Contract may have adverse tax consequences. (See "Federal Income Tax Matters.")

REPORTS

We will mail to Owners (or anyone receiving payments following the Annuity Commencement Date), any reports and communications required by applicable law. We will mail to the last known address of record. You should give us prompt written notice of any address change.

RIGHTS RESERVED BY US

Upon notice to the Owner, we may modify a Contract to the extent necessary to:

     .  reflect a change in the Separate Account or any Division;

     .  create new separate accounts;

     . operate the Separate Account in any form permitted under the 1940 Act or in any other form permitted by law;

     . transfer any assets in any Division to another Division, or to one or more separate accounts, or the Fixed Account;

     . add, combine or remove Divisions in the Separate Account, or combine the Separate Account with another separate account;

     .  add, restrict or remove Guarantee Periods of the Fixed Account;

     .  make any new Division available to you on a basis we determine;

     . substitute, for the shares held in any Division, the shares of another Series or the shares of another investment company or any other investment permitted by law;

     . make any changes required by the Code or by any other law, regulation or interpretation to continue treatment of the Contract as an annuity; or

     .  make any changes required to comply with the rules of any Series.

When required by law, we will obtain (1) your approval of changes and (2) the approval of any appropriate regulatory authority.

PAYMENT AND DEFERMENT

We will normally pay amounts surrendered or withdrawn from a Contract within seven calendar days after the end of the Valuation Period in which we receive the Written surrender or withdrawal request at our Home Office. A Beneficiary may request the manner of payment of death proceeds within 60 days after the death proceeds become payable. If we do not receive a Written request specifying the manner of payment, we will pay the death benefit as a single sum, normally within seven calendar days after the end of the Valuation Period that contains the last day of the 60-day period. We reserve the right, however, to defer payments or transfers out of the Fixed Account for up to six months.
Also, we reserve the right to defer payment of that portion of your Account Value that is attributable to a purchase payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Finally, we reserve the right to defer payment of any surrender, annuity payment, or death proceeds out of the Variable Account Value if:

     . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC;

     . the SEC determines that an emergency exists, as a result of which disposal of securities held in a Division is not reasonably practicable or it is not reasonably practicable to fairly determine the Variable Account Value; or

     .  the SEC by order permits the delay for the protection of Owners.

We may also postpone transfers and allocations of Account Value among the Divisions and the Fixed Account under these circumstances.


                          FEDERAL INCOME TAX MATTERS

GENERAL

We cannot comment on all of the federal income tax consequences associated with the Contracts. Federal income tax law is complex. Its application to a particular person may vary according to facts peculiar to the person. Consequently, we do not intend for you to take this discussion as tax advice. You should consult with a competent tax adviser before purchasing a Contract.

We base this discussion on our understanding of the law, regulations and interpretations existing on the date of this Prospectus. Congress, in the past, has enacted legislation changing the tax treatment of annuities in both the Qualified and the Non-Qualified markets and may do so again in the future. The Treasury Department may issue new or amended regulations or other interpretations of existing tax law. The courts may also interpret the tax law in ways that affect the tax treatment of annuities. Any such change could have a retroactive effect. We suggest that you consult your legal or tax adviser on these issues.

The discussion does not address federal estate and gift tax, or social security tax, or any state or local tax consequences associated with the Contracts.

NON-QUALIFIED CONTRACTS

Purchase Payments. Purchasers of a Contract that does not qualify for special tax treatment and is "Non-Qualified" may not deduct from their gross income the amount of purchase payments made.

Tax Deferral Before Annuity Commencement Date. Owners who are natural persons are not taxed currently on (1) increases in their Account Value resulting from interest earned in the Fixed Account, or (2) the investment experience of the Separate Account so long as the Separate Account complies with certain diversification requirements. These requirements mean that the Separate Account must invest in Series that are "adequately diversified" in accordance with Treasury Department regulations. We do not control the Series, but we have received commitments from the investment advisers to the Series to use their best efforts to operate the Series in compliance with these diversification requirements. A Contract investing in a Series that failed to meet the diversification requirements would subject Owners to current taxation of income in the Contract for the period of such diversification failure (and any subsequent period). Income means the excess of the Account Value over the Owner's investment in the Contract (discussed below).

Control over allocation of values among different investment alternatives may cause Owners or persons receiving annuity payments to be treated as the owners of the Separate Account's assets for tax purposes. However, current regulations do not provide guidance as to how to avoid this result. We reserve the right to amend the Contracts in any way necessary to avoid this result. The Treasury Department has stated that it may establish standards through regulations or rulings. These standards may apply only prospectively, although they could apply retroactively if the Treasury Department considers the standards not to reflect a new position.

Owners that are not natural persons -- that is, Owners such as corporations -- are taxed currently on annual increases in their Account Value, unless an exception applies. Exceptions apply for, among other things, Owners that are not natural persons but that hold a Contract as an agent for a natural person.

Taxation of Annuity Payments.   Part of each annuity payment received after the
Annuity Commencement Date is excludible from gross income.

In the case of Fixed Annuity Payments, the excludible portion is found by multiplying

     .  the amount paid by

     . the ratio of the investment in the Contract (discussed below) to the expected return under the Fixed Annuity Payment Option.

In the case of Variable Annuity Payments, the excludible portion is the investment in the Contract divided by the number of expected payments.

In both cases, the remaining portion of each annuity payment, and all payments made after the investment in the Contract has been reduced to zero, are included in the payee's income. Should annuity payments stop on account of the death of the Annuitant before the investment in the Contract has been fully paid out, the payee is allowed a deduction for the unpaid amount. If the payee is the Annuitant, the deduction is taken on the final tax return. If the payee is a Beneficiary, that Beneficiary may receive the balance of the total investment as payments are made or on the Beneficiary's final tax return. An Owner's "investment in the Contract" is the amount equal to the portions of purchase payments made by or on behalf of the Owner that have not been excluded or deducted from the individual's gross income, less amounts previously received under the Contract that were not included in income.

Taxation of Partial Withdrawals and Total Surrenders. Partial withdrawals from a Contract are includible in income to the extent that the Owner's Account Value exceeds the investment in the Contract. In the event you surrender a Contract in its entirety, the amount of your investment in the Contract is excludible from income, and any amount you receive in excess of your investment in the Contract is includible in income. All annuity Contracts or Contracts we issue to the same Owner during any calendar year are aggregated for purposes of determining the amount of any distribution that is includible in gross income.

Penalty Tax on Premature Distributions. In the case of such a distribution, there may be imposed a federal tax penalty equal to 10% of the amount treated as taxable income. The penalty tax will not apply, however, to distributions:

     .  made on or after the recipient reaches age 59 1/2,

     .  made on account of the recipient's becoming disabled,

     . that are made after the death of the Owner before the Annuity Commencement Date or of the payee after the Annuity Commencement Date (or if such person is not a natural person, that are made after the death of the primary Annuitant, as defined in the Code), or

     . that are part of a series of substantially equal periodic payments made at least annually over the life (or life expectancy) of the Annuitant or the joint life (or joint life expectancies) of the Annuitant and the Beneficiary, provided such payments are made for a minimum of 5 years and the distribution method is not changed before the recipient reaches age 59 1/2 (except in the case of death or disability).

Premature distributions may result from an early Annuity Commencement Date, an early surrender, partial withdrawal from or assignment of a Contract, or the early death of an Annuitant, unless the third clause listed above applies.

Payment of Death Proceeds. Special rules apply to the distribution of any death proceeds payable under the Contract. (See "Death Proceeds.")

Assignments and Loans. An assignment, loan, or pledge under a Non-Qualified Contract is taxed in the same manner as a partial withdrawal, as described above. Repayment of a loan or release of an assignment or pledge is treated as a new purchase payment.

INDIVIDUAL RETIREMENT ANNUITIES ("IRAS")

Purchase Payments. Individuals who are not active participants in a tax qualified retirement plan may, in any year, deduct from their taxable income purchase payments for an IRA equal to the lesser of $2,000 or 100% of the individual's earned income. In the case of married individuals filing a joint return, the deduction will, in general, be the lesser of $4,000 or 100% of the combined earned income of both spouses, reduced by any deduction for an IRA purchase payment allowed to the spouse. Single persons who participate in a tax-qualified retirement plan and who have adjusted gross income not in excess of $31,000 may fully deduct their IRA purchase payments. Those who have adjusted gross income in excess of $41,000 will not be able to deduct purchase payments. For those with adjusted gross income in the range between $31,000 and $41,000, the deduction decreases to zero, based on the amount of income. Beginning in 2000, that income range will increase, as follows:

                                                                     2005 and
      2000         2001         2002         2003         2004       thereafter
-------------------------------------------------------------------------------
     $32,000      $33,000      $34,000      $40,000      $45,000      $50,000
       to            to           to           to           to           to
     $42,000      $43,000      $44,000      $50,000      $55,000      $60,000
-------------------------------------------------------------------------------

Similarly, the otherwise deductible portion of an IRA purchase payment will be phased out, in the case of married individuals filing joint tax returns, with adjusted gross income between $51,000 and $61,000, and in the case of married individuals filing separately, with adjusted gross income between $0 and $10,000. (A husband and wife who file separate returns and live apart at all times during the taxable year are not treated as married individuals.) Beginning in 2000, the income range over which the otherwise deductible portion of an IRA purchase payment will be phased out for married individuals filing joint tax returns will increase as follows:

                                                                      2007 and
 2000       2001      2002      2003      2004      2005      2006   thereafter
--------------------------------------------------------------------------------
$52,000   $53,000   $54,000   $60,000   $65,000   $70,000   $75,000   $ 80,000
   to        to        to        to        to        to        to         to
$62,000   $63,000   $64,000   $70,000   $75,000   $80,000   $85,000   $100,000
-------------------------------------------------------------------------------

A married individual filing a joint tax return, who is not an active participant in a tax-qualified retirement plan, but whose spouse is an active participant in such a plan, may, in any year, deduct from his or her taxable income purchase payments for an IRA equal to the lesser of $2,000 or 100% of the individual's earned income. For the individual, the adjusted gross income range over which the otherwise deductible portion of an IRA purchase payment will be phased out is $150,000 to $160,000.

Tax Free Rollovers.  Amounts may be transferred, in a tax-free rollover, from
(1) a tax-qualified plan to an IRA or (2) from one IRA to another IRA if, the transfer meets certain conditions. All taxable distributions ("eligible rollover distributions") from tax qualified plans are eligible to be rolled over with the exception of:

     .  annuities paid over a life or life expectancy,

     .  installments for a period of ten years or more, and

     .  required minimum distributions under section 401(a)(9) of the Code.

Rollovers may be accomplished in two ways. First, we may pay an eligible rollover distribution directly to an IRA (a "direct rollover"). Second, we may pay the distribution directly to the Annuitant and then, within 60 days of receipt, the Annuitant may roll the amount over to an IRA. However, any amount that was not distributed as a direct rollover will be subject to 20% income tax withholding.

Distributions from an IRA. Amounts received under an IRA as annuity payments, upon partial withdrawal or total surrender, or on the death of the Annuitant, are included in the Annuitant's or other recipients' income. If nondeductible purchase payments have been made, a pro rata portion of such distributions may not be includible in income. A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the Annuitant reaches age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include:

     . distributions that are part of a series of substantially equal periodic payments made at least annually over the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and the Beneficiary; provided such payments are made for a minimum of 5 years and the distribution method is not changed before the recipient reaches age 59 1/2 (except in the case of death or disability);

     . distributions for medical expenses in excess of 7.5% of the Annuitant's adjusted gross income and withdrawals for medical insurance (without regard to the 7.5% AGI floor) if the individual has received unemployment compensation under federal or state law for at least 12 consecutive weeks under certain conditions;

     . distributions for qualified first-time home purchases for the individual, a spouse, children, grandchildren, or ancestor of the individual or the individual's spouse, subject to a $10,000 lifetime maximum; and

     . distributions for higher education expenses for the individual, a spouse, children, or grandchildren.

     . Distributions of minimum amounts required by the Code must commence by April 1 of the calendar year following the calendar year in which the Annuitant reaches age 70 1/2 or retires (whichever is later). Additional distribution rules apply after the death of the Annuitant. These rules are similar to those governing distributions on the death of an Owner (or other payee during the Annuity Period) under a Non-Qualified Contract. (See "Death Proceeds.") Failure to comply with the minimum distribution rules will result in a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution.

ROTH IRAS

Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to $2,000 per year. This permitted contribution is phased out for adjusted gross income between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

An individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

Qualified distributions from Roth IRAs are entirely tax-free. A qualified distribution requires that (1) the individual has held the Roth IRA for at least five years and (2) the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as qualified first-time home purchase. Qualified Distributions for a qualified first-time home purchase, are subject to a $10,000 lifetime maximum for the individual, a spouse, child, grandchild, or ancestor of such individual or the individual's spouse.

SIMPLIFIED EMPLOYEE PENSION PLANS

Eligible employers may establish an IRA plan known as a simplified employee pension plan ("SEP"), if certain requirements are met. An employee may make contributions to a SEP in accordance with the rules applicable to IRAs discussed above. Employer contributions to an employee's SEP are deductible by the employer and are not currently includible in the taxable income of the employee, provided that total employer contributions do not exceed the lesser of 15% of an employee's compensation or $30,000.

SIMPLE RETIREMENT ACCOUNTS

Eligible employers may establish an IRA plan known as a simple retirement account ("SRA"), if they meet certain requirements. Under an SRA, the employer contributes elective employee compensation deferrals up to a maximum of $6,000 a year to the employee's SRA. The employer must, in general, make a fully vested matching contribution for employee deferrals up to a maximum of 3% of compensation.

OTHER QUALIFIED PLANS

Purchase Payments. Purchase payments made by an employer under a pension, profit sharing, or annuity plan qualified under section 401 or 403(a) of the Code, not in excess of certain limits, are deductible by the employer. The purchase payments are also excluded from the current income of the employee.

Distributions Before the Annuity Commencement Date. Purchase payments includible in an employee's taxable income (less any amounts previously received that were not includible in the employee's taxable income) represent the employee's "investment in the Contract." Amounts received before the Annuity Commencement Date under a Contract in connection with a section 401 or 403(a) plan are generally allocated on a pro-rata basis between the employee's investment in the Contract and other amounts. A lump-sum distribution will not be includible in income in the year of distribution, if the employee transfers, within 60 days of receipt, all amounts received (less the employee's investment in the Contract), to another tax-qualified plan, to an individual retirement account or an IRA in accordance with the rollover rules under the Code.

However, any amount that is not distributed as a direct rollover will be subject to 20% income tax withholding. (See "Tax Free Rollovers.") Special tax treatment may be available, for tax years beginning before December 31, 1999, in the case of certain lump-sum distributions that are not rolled over to another plan or IRA.

A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the employee reaches age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include distributions that are:

     . part of a series of substantially equal periodic payments made at least annually beginning after the employee separates from service and made over the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and the Beneficiary, provided such payments are made for at least 5 years and the distribution method is not changed before the recipient reaches age
        59 1/2 (except in the case of death or disability);

     . made after the employee's separation from service on account of early retirement after attaining age 55;

     . made to pay for qualified higher education or first-time home buyer expenses;

     . made to an alternate payee pursuant to a qualified domestic relations order, if the alternate payee is the spouse or former spouse of the employee; or

     . distributions for medical expenses in excess of 7.5% of the Annuitant's adjusted gross income and withdrawals for medical insurance (without regard to the 7.5% AGI floor) if the individual has received unemployment compensation under federal or state law for at least 12 consecutive weeks under certain conditions;

Annuity Payments.  A portion of annuity payments received under Contracts for section 401 and 403(a) plans after the Annuity Commencement Date may be excludible from the employee's income, in the manner discussed above, in connection with Variable Annuity Payments, under "Non-Qualified Contracts - Taxation of Annuity Payments." The difference is that, here, the number of expected payments is determined under a provision in the Code. Distributions of minimum amounts required by the Code generally must commence by April 1 of the calendar year following the calendar year in which the employee reaches age
70 1/2 (or retires, if later). Failure to comply with the minimum distribution rules will result in a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution.

Self-Employed Individuals. Various special rules apply to tax-qualified plans established by self-employed individuals.

PRIVATE EMPLOYER UNFUNDED DEFERRED COMPENSATION PLANS

Purchase Payments. Private taxable employers may establish unfunded, Non-Qualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors.

These types of programs allow individuals to defer (1) receipt of up to 100% of compensation that would otherwise be includible in income and (2) payment of federal income taxes on the amounts, as well as the earnings on those amount. and the employee is currently taxed on any increase in Account Value.

Deferred compensation plans represent a contractual promise on the part of the employer to pay current compensation at some future time. The Contract is owned by the employer and is subject to the claims of the employer's creditors. The individual has no right or interest in the Contract and is entitled only to payment from the employer's general assets in accordance with plan provisions. Purchase payments not made by the employer, however, are not immediately deductible by the employer, and the employee is currently taxed on any increase in Account Value.

Taxation of Distributions. Amounts that an individual receives from a private employer deferred compensation plan are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.

FEDERAL INCOME TAX WITHHOLDING AND REPORTING

Amounts distributed from a Contract, to the extent includible in taxable income, are subject to federal income tax withholding.

In some cases, if you own more than one Qualified annuity Contract, the Contracts may be considered together to determine whether the federal tax law requirement for minimum distributions after age 70 1/2, or retirement in appropriate circumstances, has been satisfied. You may rely on distributions from another annuity contract or Contract to satisfy the minimum distribution requirement under a Qualified Contract we issued. However, you must sign a waiver releasing us from any liability to you for not calculating and reporting the amount of taxes and penalties payable for failure to make required minimum distributions under the Contract.

TAXES PAYABLE BY AGL AND THE SEPARATE ACCOUNT

AGL is taxed as a life insurance company under the Code. The operations of the Separate Account are part of the total operations of AGL and are not taxed separately. Under existing federal income tax laws, AGL is not taxed on investment income derived by the Separate Account (including realized and unrealized capital gains) with respect to the Contracts. AGL reserves the right to allocate to the Contracts any federal, state or other tax liability that may result in the future from maintenance of the Separate Account or the Contracts.

Certain Series may elect to pass through to AGL any taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld that the Series will also pass through. These credits may provide a benefit to AGL.


                           DISTRIBUTION ARRANGEMENTS

State insurance authorities will license individuals as agents of AGL to sell the Contracts. The individuals will also be registered representatives of (1) American General Securities Incorporated ("AGSI"), the principal underwriter of the Contracts, or (2) other broker-dealer firms. However, some individuals may be representatives of firms that are exempt from broker-dealer regulation. AGSI is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

AGSI is a wholly owned subsidiary of AGL. AGSI's principal business address is 2727 Allen Parkway, Houston, Texas 77019-2191.

AGL offers the Contracts on a continuous basis. AGSI has entered into certain revenue and cost-sharing arrangements in connection with marketing the Contracts.

AGL compensates AGSI and other broker-dealers that sell the Contracts according to one or more compensation schedules. The schedules provide for commissions of up to 7.0% of purchase payments that Owners make and up to 1% of purchase payments as annual trail commissions.

AGL also has agreed to pay AGSI for its promotional activities, such as solicitation of selling group agreements between broker-dealers and AGL, agent appointments with AGL, printing and development of sales literature to be used by AGL appointed agents and related marketing support, and related special
promotional campaigns.   From time to time, AGSI may engage in special
promotions where AGSI pays additional compensation to one or more of the broker-dealers that sell the Contracts. None of these distribution expenses results in any additional charges under the Contracts that are not described under "Charges under the Contracts."


                              SERVICES AGREEMENTS

American General Life Companies ("AGLC") is party to a general services agreement with AGL. AGLC, an affiliate of AGL, is a corporation incorporated in Delaware on November 24, 1997. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under this agreement, AGLC provides services to AGL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for AGL and the Contracts.

AGL has entered into administrative services agreements with the advisers or fund administrators for the mutual funds that offer shares to the Divisions.
AGL receives fees for the administrative services it performs. These fees do not result in any additional charges under the Contracts that are not described under "Charges under the Contracts."


                                 LEGAL MATTERS

We are not involved in any legal matter about the Separate Account that would be considered material to the interests of Owners. Pauletta P. Cohn, Associate General Counsel of AGLC has passed upon the legality of the Contracts described in this Prospectus. Mayer, Brown & Platt, Washington, D.C., has advised AGL on certain federal securities law matters.


                            YEAR 2000 CONSIDERATIONS

     Internal Systems. AGL's ultimate parent, American General Corporation ("AGC"), has numerous technology systems that are managed on a decentralized basis. AGC's Year 2000 readiness efforts are being undertaken by its key business units with centralized oversight. Each business unit, including AGL, has developed and is implementing a plan to minimize the risk of a significant negative impact on its operations.

     While the specifics of the plans vary, the plans include the following activities: (1) perform an inventory of our information technology and non-information technology systems; (2) assess which items in the inventory may expose us to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century as they do currently; and (5) return the systems to operations. As of December 31, 1998, substantially all of our critical systems are Year 2000 ready and have been returned to operations. However, activities (3) through (5) for certain systems are ongoing, with vendor upgrades expected to be received during the first half of 1999.

     Third Party Relationships. We have relationships with various third parties who must also be Year 2000 ready. These third parties provide (or receive) resources and services to (or from) AGL and include organizations with which we exchange information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors; customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that we exercise less, or no, control over Year 2000 readiness. We developed a plan to assess and attempt to reduce the risks associated with the potential failure of third parties to achieve Year 2000 readiness. The plan includes the following activities: (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces. As of December 31, 1998, AGC has identified and assessed approximately 700 critical third party dependencies, including those relating to AGL. A more detailed evaluation will be completed during first quarter 1999 as part of our contingency planning efforts. Due to the various stages of third parties' Year 2000 readiness, our testing activities will extend through 1999.

     Contingency Plans. AGL and its affiliates have commenced contingency planning to reduce the risk of Year 2000-related business failures. The contingency plans, which address both internal systems and third party relationships, include the following activities: (1) evaluate the consequences of failure of business processes with significant exposure to Year 2000 risk;
(2) determine the probability of a Year 2000-related failure for those processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for those processes that rank high in consequence and probability of failure; and (4) complete the applicable action plans. We are currently developing contingency plans and expect to substantially complete all contingency planning activities during the second quarter of 1999.

     Risks and Uncertainties. Based on our plans to make internal systems ready for Year 2000, to deal with third party relationships, and to develop contingency actions, we believe that we will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on AGL's future results of operations, liquidity, or financial condition. However, due to the size and complexity of this project, risks and uncertainties exist, and we cannot predict a most reasonably likely worst case scenario. If conversion of our internal systems is not completed on a timely basis (due to non-performance by significant third-party vendors, lack of qualified personnel to perform the Year 2000 work, or other unforeseen circumstances in completing our plans), or if critical third parties fail to achieve Year 2000 readiness on a timely basis, the Year 2000 issues could have a material adverse impact on our operations following the turn of the century.

     Costs. Through December 31, 1998, AGL has incurred, and anticipates that it will continue to incur, costs for internal staff, third-party vendors, and other expenses to achieve Year 2000 readiness. The cost of activities related to Year 2000 readiness has not had a material adverse effect on our results of operations or financial condition. In addition, we have elected to accelerate the planned replacement of certain systems as part of the Year 2000 plans. Costs of the replacement systems are not passed to Divisions of the Separate Account.


                           OTHER INFORMATION ON FILE

We have filed a Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933 for the Contracts discussed in this Prospectus. We have not included all of the information for the Registration Statement and its exhibits. Statements contained in this Prospectus concerning the Contracts and other legal instruments are intended to be summaries. For a complete statement of their terms, you should refer to the documents that we filed with the Securities and Exchange Commission.

We will send you a Statement on request without charge. It's contents are as follows:

                CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

General Information....................................................    3
Regulation and Reserves................................................    3
Independent Auditors...................................................    4
Services...............................................................    4
Principal Underwriter..................................................    4
Annuity Payments.......................................................    5
     Gender of Annuitant...............................................    5
     Misstatement of Age or Gender and Other Errors....................    5
Change of Investment Adviser or Investment Policy......................    5
Performance Data for the Divisions.....................................    5
     Average Annual Total Return Calculations..........................    5
     Total Return Calculations (without Surrender Charge)..............    6
     Cumulative Total Return Calculations (without Surrender Charge)...    6
     Hypothetical Performance..........................................    7
     Yield Calculations................................................    9
     Money Market Division Yield and Effective
       Yield Calculations..............................................   10
     Performance Comparisons...........................................   11
Effect of Tax-Deferred Accumulation....................................   12
Financial Statements...................................................   13
Index to Financial Statements..........................................   13

                  (THIS DOCUMENT IS NOT PART OF A PROSPECTUS)

              INDIVIDUAL RETIREMENT ANNUITY DISCLOSURE STATEMENT
                                   INTRODUCTION

THIS DISCLOSURE STATEMENT IS DESIGNED FOR OWNERS OF IRAS ISSUED BY THE AMERICAN GENERAL LIFE INSURANCE COMPANY ON OR AFTER MAY 3, 1999

This Disclosure Statement is not part of your annuity contract but contains general and standardized information which must be furnished to each person who is issued an Individual Retirement Annuity. You must refer to your annuity contract to determine your specific rights and obligations thereunder.

                                   REVOCATION

If you are purchasing a new or rollover IRA, then if for any reason you, as a recipient of this Disclosure Statement, decide within 20 days from the date your annuity contract is delivered that you do not desire to retain your IRA, written notification to the Company must be mailed, together with your annuity contract, within that period. If such notice is mailed within 20 days, current annuity contract value or contributions if required, without adjustments for any applicable sales commissions or administrative expenses, will be refunded.

MAIL NOTIFICATION OF REVOCATION AND YOUR ANNUITY CONTRACT TO:
               American General Life Insurance Company
               Annuity Administration Department
               P. O. Box 1401
               Houston, Texas  77251-1401
               Phone No. (800) 813-5065 and (713) 831-3505.

                                   ELIGIBILITY

Under Internal Revenue Code ("Code") Section 219, if you are not an active participant (see A. below), you may make a contribution of up to the lesser of $2,000 or 100% of compensation and take a deduction for the entire amount contributed. If you are a married individual filing a joint return, and your compensation is less than your spouse's, the total deduction will, in general, be the lesser of $4,000 or 100% of the combined earned income of both spouses, reduced by any deduction for an IRA purchase payment allowed to your spouse. If you are an active participant, but have an adjusted gross income (AGI) below a certain level (see B. below), you may still make a deductible contribution. If, however, you or your spouse is an active participant and your combined AGI is above the specified level, the amount of the deductible contribution you may make to an IRA will be phased down and eventually eliminated.

A.  Active Participant

You are an "active participant" for a year if you are covered by a retirement plan. You are covered by a "retirement plan" for a year if your employer or union has a retirement plan under which money is added to your account or you are eligible to earn retirement credits. For example, if you are covered under a profit-sharing plan, certain government plans, a salary reduction arrangement (such as a tax sheltered annuity arrangement or a 401(k) plan), a Simplified Employee Pension program (SEP), any Simple

Retirement Account or a plan which promises you a retirement benefit which is based upon the number of years of service you have with the employer, you are likely to be an active participant. Your Form W-2 for the year should indicate your participation status.

You are an active participant for a year even if you are not yet vested in your retirement benefit. Also, if you make required contributions or voluntary employee contributions to a retirement plan, you are an active participant. In certain plans, you may be an active participant even if you were only with the employer for part of the year.

You are not considered an active participant if you are covered in a plan only because of your service as 1) an Armed Forces Reservist for less than 90 days of active service, or 2) a volunteer firefighter covered for firefighting service by a government plan. Of course, if you are covered in any other plan, these exceptions do not apply.

If you are married, (i) filed a separate tax return, and did not live with your spouse at any time during the year, or (ii) filed a joint return and have a joint AGI of less than $150,000, your spouse's active participation will not affect your ability to make deductible contributions. If you are married and file jointly, your deduction will be phased out between an AGI of $150,000 to $160,000.

B.  ADJUSTED GROSS INCOME (AGI)

If you are an active participant, you must look at your Adjusted Gross Income for the year (if you and your spouse file a joint tax return, you use your combined AGI) to determine whether you can make a deductible IRA contribution. Your tax return will show you how to calculate your AGI for this purpose. If you are at or below a certain AGI level, called the Threshold Level, you are treated as if you were not an active participant and can make a deductible contribution under the same rules as a person who is not an active participant.

If you are single, the Threshold Level is $30,000. If you are married and file a joint tax return, the Threshold Level is $50,000. If you are married but file a separate tax return, the Threshold Level will be $0.

For taxable years beginning in 1999, the Threshold Levels for single individuals and for married individuals filing jointly will increase as follows:


                                     Threshold Level
For taxable years beginning in:      Single             Married (filing jointly)
-------------------------------      ---------------    ------------------------
       1999                          $31,000                    $51,000
       2000                          $32,000                    $52,000
       2001                          $33,000                    $53,000
       2002                          $34,000                    $54,000
       2003                          $40,000                    $60,000
       2004                          $45,000                    $65,000
       2005                          $50,000                    $70,000
       2006                          $50,000                    $75,000
       2007 and thereafter           $50,000                    $80,000

A married individual filing a joint tax return, who is not an active participant, but whose spouse is, may, in any year, make deductible IRA contributions equal to the lesser of $2,000 or 100% of the individual's earned income. The Threshold Level for such individual is $150,000.

If your AGI is less than $10,000 above your Threshold Level, you will still be able to make a deductible contribution, but it will be limited in amount. The amount by which your AGI exceeds your Threshold Level

(AGI - Threshold Level) is called your Excess AGI. The Maximum Allowable Deduction is $2,000. In the case of a married individual filing jointly and earning less than his or her spouse, the maximum Allowable Deduction is the lesser of $2,000 or the spouse's income, less any deductible IRA contributions or contributions to a Roth IRA. You can estimate your Deduction Limit as follows:

(Your Deduction Limit may be slightly higher if you use this formula rather than the table provided by the IRS.)

       $10,000 - Excess AGI
       --------------------  x  Maximum Allowable Deduction  =  Deduction Limit
             $10,000

For the taxable year beginning in 2007, the deduction limit for married individuals filing jointly will be determined as follows:

       $10,000 - Excess AGI
       --------------------  x  Maximum Allowable Deduction  = Deduction Limit
            $20,000

You must round up the result to the next highest $10 level (the next highest number which ends in zero). For example, if the result is $1,525, you must round it up to $1,530. If the final result is below $200 but above zero, your Deduction Limit is $200. Your Deduction Limit cannot, in any event, exceed 100% of your compensation.

     EXAMPLE 1: Ms. Smith, a single person, is an active participant and has an AGI of $36,619. In 1998, she would calculate her deductible IRA contribution as follows:

         Her AGI is $36,619
         Her Threshold Level is $30,000
         Her Excess AGI is (AGI - Threshold Level) or ($36,619-$30,000) = $6,619 Her Maximum Allowable Deduction is $2,000

         So, her IRA deduction limit is:

                  $10,000 - $6,619
                  ----------------  x $2,000 = $676 (rounded to $680)
                       $10,000

     EXAMPLE 2: Mr. and Mrs. Young file a joint tax return. Each spouse earns more than $2,000 and one is an active participant. Their 1999 combined AGI is $55,255. Neither spouse contributed to a Roth IRA. They may each contribute to an IRA and calculate their deductible contributions to each IRA as follows:

     Their AGI is $55,255
     Their Threshold Level is $51,000
     Their Excess AGI is (AGI - Threshold Level) or ($55,255 - $51,000) = $4,255 The Maximum Allowable Deduction for each spouse is $2,000
     So, each spouse may compute his or her IRA deduction limit as follows:

               $10,000 - 4,255
               ---------------   x $2,000 = $1,149 (rounded to $1,150)
                    $10,000


     EXAMPLE 3: If, in Example 2, Mr. Young did not earn any compensation, each spouse could still contribute to an IRA and calculate their deductible contribution to each IRA as in Example 2.

     EXAMPLE 4: In 1998, Mr. Jones, a married person, files a separate tax return and is an active participant. He has $1,500 of compensation and wishes to make a deductible contribution to an IRA.

       His AGI is $1,500
       His Threshold Level is $0
       His Excess AGI is (AGI - Threshold Level) or $1,500-$0) = $1,500 His Maximum Allowable Deduction is $2,000
       So, his IRA deduction limit is:

          $10,000 - $1,500
          ----------------  x $2,000 = $1,700
               $10,000

       Even though his IRA deduction limit under the formula is $1,700, Mr. Jones may not deduct an amount in excess of his compensation, so, his actual deduction is limited to $1,500.

                     NON-DEDUCTIBLE CONTRIBUTIONS TO IRAs

Even if you are above the Threshold Level and thus may not make a deductible contribution of up to $2,000 (or up to $4,000 in the case of married individuals filing a joint return), you may still contribute up to the lesser of 100% of compensation or $2,000 to an IRA ($4,000 in the case of married individuals filing a joint return). The amount of your contribution which is not deductible will be a non-deductible contribution to the IRA. You may also choose to make a contribution non-deductible even if you could have deducted part or all of the contribution. Interest or other earnings on your IRA contribution, whether from deductible or non-deductible contributions, will not be taxed until taken out of your IRA and distributed to you.

If you make a non-deductible contribution to an IRA, you must report the amount of the non-deductible contribution to the IRS on Form 8606 as a part of your tax return for the year.

You may make a $2,000 contribution (or up to $4,000 in the case of married individuals filing a joint return) at any time during the year, if your compensation for the year will be at least $2,000 (or up to $4,000 in the case of married individuals filing a joint return), without having to know how much will be deductible. When you fill out your return, you may then figure out how much is deductible.

You may withdraw an IRA contribution made for a year any time before April 15 of the following year. If you do so, you must also withdraw the earnings attributable to that portion and report the earnings as income for the year for which the contribution was made. If some portion of your contribution is not deductible, you may decide either to withdraw the non-deductible amount, or to leave it in the IRA and designate that portion as a non-deductible contribution on your tax return.

                                   IRA DISTRIBUTIONS

Generally, IRA distributions which are not rolled over (see "Rollover IRA Rules," below) are included in your gross income in the year they are received. Non-deductible IRA contributions, however, are made using income which has already been taxed (that is, they are not deductible contributions). Thus, the portion of the IRA distributions consisting of non-deductible contributions will not be taxed again when received by you. If you make any non-deductible IRA contributions, each distribution from your IRA(s) will consist of a non-taxable portion (return of deductible contributions, if any, and account earnings).

Thus, you may not take a distribution which is entirely tax-free. The following formula is used to determine the non-taxable portion of your distributions for a taxable year:

           Remaining
  Non-Deductible Contributions
  ----------------------------  x Total Distributions = Nontaxable Distributions
   Year-End Total IRA Balances        (for the year)         (for the year)


To figure the year-end total IRA balance, you treat all of your IRAs as a single IRA. This includes all regular IRAs (whether accounts or annuities), as well as Simplified Employee Pension (SEP) IRAs, and Rollover IRAs. You also add back the distributions taken during the year.

  EXAMPLE: An individual makes the following contributions to his or her IRA(s).


     YEAR                                   DEDUCTIBLE    NON-DEDUCTIBLE
     ----                                   ----------    --------------
     1990                                        $2,000
     1991                                         1,800
     1994                                         1,000           $1,000
     1996                                           600            1,400
                                                -------           ------
                                                $ 5,400           $2,400

     Deductible Contributions:                                    $5,400
     Non-Deductible Contributions:                                 2,400
     Earnings on IRAs:                                             1,200
                                                                  ------
     Total Account Balance of IRA(s) as of 12/31/98:              $9,000
     (before distributions in 1998).

In 1998, the individual takes a distribution of $3,000. The total account balance in the IRAs on 12/31/98 before 1998 distributions is $9,000. The non-taxable portion of the distributions for 1998 is figured as follows:

Total non-deductible contributions                       $2,400
                                                         ------
Total account balance in the IRAs, before distributions  $9,000 x $3,000  = $800


Thus, $800 of the $3,000 distribution in 1998 will not be included in the individual's taxable income. The remaining $2,200 will be taxable for 1998.

                                   ROLLOVER IRA RULES
1.  IRA TO IRA

You may withdraw, tax-free, all or part of the assets from an IRA and reinvest them in one or more IRAs. The reinvestment must be completed within 60 days of the withdrawal. No IRA deduction is allowed for the reinvestment. Amounts required to be distributed because the individual has reached age 70 1/2 may not be rolled over.

2.  EMPLOYER PLAN DISTRIBUTIONS TO IRA

All taxable distributions (known as "eligible rollover distributions") from qualified pension, profit-sharing, stock bonus and tax sheltered annuity plans may be rolled over to an IRA, with the exception of (1) annuities paid over a life or life expectancy, (2) installments for a period of ten years or more, and
(3) required minimum distributions under section 401(a)(9).

Rollovers may be accomplished in two ways. First, you may elect to have an eligible rollover distribution paid directly to an IRA (a "direct rollover"). Second, you may receive the distribution directly and then, within 60 days of receipt, roll the amount over to an IRA. Under the law, however, any amount that you elect not to have distributed as a direct rollover will be subject to 20 percent income tax withholding, and, if you are younger than age 59 1/2, may result in a 10% excise tax on any amount of the distribution that is included in income. Questions regarding distribution options under the Act should be directed to your Plan Trustee or Plan Administrator, or may be answered by consulting IRS Regulations (S)1.401(a)(31)-1, (S)1.402(c)-2T and
(S)31.3405(c)-1.

                     PENALTIES FOR PREMATURE DISTRIBUTIONS

If you receive a distribution from your IRA before you reach age 59 1/2, an additional tax of 10 percent will be imposed under Code (S)72(t), unless the distribution (a) occurs because of your death or disability, (b) is for certain medical care expenses or to an unemployed individual for health insurance premiums, (c) is received as a part of a series of substantially equal payments over your life or life expectancy, (d) is received as a part of a series of substantially equal payments over the lives or life expectancy of you and your beneficiary, or (e) the distribution is contributed to a rollover IRA, (f) is used for a qualified first time home purchase for you, your spouse, children, grandchildren, or ancestor, subject to a $10,000 lifetime maximum or (g) is for higher education purposes for you, your spouse, children or grandchildren.

                             MINIMUM DISTRIBUTIONS

Under the rules set forth in Code (S)408(b)(3) and (S)401(a)(9), you may not leave the funds in your annuity contract indefinitely. Certain minimum distributions are required. These required distributions may be taken in one of two ways: (a) by withdrawing the balance of your annuity contract by a "required beginning date," usually April 1 of the year following the date at which you reach age 70 1/2; or (b) by withdrawing periodic distributions of the balance in your annuity contract by the required beginning date. These periodic distributions may be taken over (a) your life; (b) the lives of you and your named beneficiary; (c) a period not extending beyond your life expectancy; or
(d) a period not extending beyond the joint life expectancy of you and your named beneficiary.

If you do not satisfy the minimum distribution requirements, then, pursuant to Code (S)4974, you may have to pay a 50% excise tax on the amount not distributed as required that year.

The foregoing minimum distribution rules are discussed in detail in IRS Publication 590, "Individual Retirement Arrangements."

                                   REPORTING

You are required to report penalty taxes due on excess contributions, excess accumulations, premature distributions, and prohibited transactions. Currently, IRS Form 5329 is used to report such information to the Internal Revenue Service.

                            PROHIBITED TRANSACTIONS

Neither you nor your beneficiary may engage in a prohibited transaction, as that term is defined in Code (S)4975.

Borrowing any money from this IRA would, under Code (S)408(e)(3), cause the annuity contract to cease to be an Individual Retirement Annuity and would result in the value of the annuity being included in the owner's gross income in the taxable year in which such loan is made.

Use of this annuity contract as security for a loan from the Company, if such loan were otherwise permitted, would, under Code (S)408(e)(4), cause the portion so used to be treated as a taxable distribution.

                             EXCESS CONTRIBUTIONS

Tax Code (S)4973 imposes a 6 percent excise tax as a penalty for an excess contribution to an IRA. An excess contribution is the excess of the deductible and nondeductible amounts contributed by the Owner to an IRA for that year over the lesser of his or her taxable compensation or $2,000. (Different limits apply in the case of a spousal IRA arrangement.) If the excess contribution is not withdrawn by the due date of your tax return (including extensions) you will be subject to the penalty.

                                 IRS APPROVAL

Your annuity contract and IRA endorsement have been filed for approval by the Internal Revenue Service as a tax qualified Individual Retirement Annuity.
When received, such approval by the Internal Revenue Service is a determination only as to the form of the annuity and does not represent a determination of the merits of such annuity.

This disclosure statement is intended to provide an overview of the applicable tax laws relating to Individual Retirement Arrangements. It is not intended to constitute a comprehensive explanation as to the tax consequences of your IRA. AS WITH ALL SIGNIFICANT TRANSACTIONS SUCH AS THE ESTABLISHMENT OR MAINTENANCE OF, OR WITHDRAWAL FROM AN IRA, APPROPRIATE TAX AND LEGAL COUNSEL SHOULD BE CONSULTED. Further information may also be acquired by contacting your IRS District Office or consulting IRS Publication 590.

                             FINANCIAL DISCLOSURE
             (Platinum Investor Variable Annuity, Form No. 98020)

This Financial Disclosure is applicable to IRAs using a Platinum Investor Variable Annuity (contract form number 98020) purchased from American General Life Insurance Company on or after May 3, 1999. Earnings under variable annuities are not guaranteed, and depend on the performance of the investment option(s) selected. As such, earnings cannot be projected. Set forth below are the charges associated with such annuities.

CHARGES:

  (a) During the Accumulation Phase, a maximum charge of $25 for each transfer, in excess of 12 free transfers annually, of contract value between divisions of the Separate Account. During the Payout Phase (the time during which regular payments are received), this charge is applicable for each transfer in excess of six free transfers annually.

  (b) To compensate for mortality and expense risks assumed under the contract, variable divisions only will incur a daily charge at an annualized rate of 1.20% of the average Separate Account Value of the contract during both the Accumulation and the Payout Phase.

  (c) Premium taxes, if applicable, may be charged against Accumulation Value at time of annuitization or upon the death of the Annuitant. If a jurisdiction imposes premium taxes at the time purchase payments are made, the Company may deduct a charge at that time, or defer the charge until the purchase payments are withdrawn, whether on account of a full or partial surrender, annuitization, or death of the Annuitant.

  (d) To compensate for administrative expenses, a daily charge will be incurred at an annualized rate of .15% of the average Separate Account Value of the contract during the Accumulation and the Payout Phase.

  (e) Each variable division will be charged a fee for asset management and other expenses deducted directly from the underlying fund during the Accumulation and Payout Phase. Total fees will range between 0.31% and 1.11%.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT D

                    PLATINUM INVESTOR(SM) VARIABLE ANNUITY

       FLEXIBLE PAYMENT VARIABLE AND FIXED INDIVIDUAL DEFERRED ANNUITY
                                  CONTRACTS

                                  OFFERED BY

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                       ANNUITY ADMINISTRATION DEPARTMENT

                   P.O. BOX 1401, HOUSTON, TEXAS 77251-1401
                        1-800-360-4268;  (713) 831-3505

                      STATEMENT OF ADDITIONAL INFORMATION

                           Dated __________________

This Statement of Additional Information ("Statement") is not a prospectus. You should read it with the Prospectus for American General Life Insurance Company
Separate Account D (the "Separate Account") dated     , concerning flexible
payment variable and fixed individual deferred annuity Platinum Investor(SM) Variable Annuity Contracts. The Separate Account invests in certain Series of AIM Variable Insurance Funds, Inc.; American General Series Portfolio Company; Dreyfus Variable Investment Fund; The Dreyfus Socially Responsible Growth Fund, Inc.; MFS Variable Insurance Trust; Morgan Stanley Universal Funds, Inc.; SAFECO Resource Series Trust; Templeton Variable Products Series Fund as well as Van Kampen Life Investment Trust. You can obtain a copy of the Prospectus for the Contracts, and any Prospectus supplements, by contacting American General Life Insurance Company ("AGL") at the address or telephone numbers given above. You have the option of receiving benefits on a fixed basis through AGL's Fixed Account or on a variable basis through the Separate Account. Terms used in this Statement have the same meanings as are defined in the Prospectus under the heading "Definitions."

                               TABLE OF CONTENTS

General Information....................................................  3
Regulation and Reserves................................................  3
Independent Auditors...................................................  4
Services...............................................................  4
Principal Underwriter..................................................  4
Annuity Payments.......................................................  5
     Gender of Annuitant...............................................  5
     Misstatement of Age or Gender and Other Errors....................  5
Change of Investment Adviser or Investment Policy......................  5
Performance Data for the Divisions.....................................  5

     Average Annual Total Return Calculations..........................  5
     Total Return Calculations (without Surrender Charge)..............  6
     Cumulative Total Return Calculations (without Surrender Charge)...  6
     Hypothetical Performance..........................................  7
     Yield Calculations................................................  9
     Money Market Division Yield and Effective
         Yield Calculations............................................ 10
     Performance Comparisons........................................... 11
Effect of Tax-Deferred Accumulation.................................... 12
Financial Statements................................................... 13
Index to Financial Statements.......................................... 13

                              GENERAL INFORMATION

AGL (formerly American General Life Insurance Company of Delaware) is a successor in interest to a company previously organized as a Delaware corporation in 1917. AGL redomesticated as a Texas insurer effective
December 31, 1991 and changed its name to American General Life Insurance Company. AGL is a wholly-owned subsidiary of AGC Life Insurance Company, a Missouri corporation ("AG Missouri"). It is engaged primarily in the life insurance business and annuity business. AG Missouri, in turn, is a wholly-owned subsidiary of American General Corporation, a Texas holding corporation engaged primarily in the insurance business.


                            REGULATION AND RESERVES

AGL is subject to regulation and supervision by the insurance departments of the states where it is licensed to do business. This regulation covers a variety of areas, including:

     .    benefit reserve requirements,

     .    adequacy of insurance company capital and surplus,

     .    various operational standards, and

     .    accounting and financial reporting procedures.

AGL's operations and accounts are subject to periodic examination by insurance regulatory authorities.

Under most insurance guaranty fund laws, a state can assess insurers doing business in the state for covered insurance contract losses incurred by insolvent companies. State laws set limits for these assessments. However, AGL cannot reasonably estimate the amount of any future assessments of AGL under these laws. Most states have the authority to excuse or defer an assessment, if it would threaten an insurer's own financial strength. Notwithstanding the foregoing, the Account Value held in the Separate Account may not be covered by insurance guaranty fund laws. The Account Value held in the Fixed Account is covered by the insurance guaranty fund laws.

The federal government generally has not directly regulated the business of insurance. However, federal initiatives often have an impact on the business in a variety of ways. Federal measures that may adversely affect the insurance business include:

     .    employee benefit regulation,

     . tax law changes affecting the taxation of insurance companies or of insurance products,

     . changes in the relative desirability of various personal investment vehicles, and

     . removal of impediments on the entry of banking institutions into the business of insurance.

Also, both the executive and legislative branches of the federal government are considering various insurance regulatory matters. This could ultimately result in direct federal regulation of some aspects of the insurance business. AGL cannot predict whether this will occur or, if it does, what the effect on AGL would be.

State insurance law requires AGL to carry reserves on its books, as liabilities, to meet its obligations under outstanding insurance contracts. AGL bases these reserves on assumptions about future claims experience and investment returns, among other things.

Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts, including the Contracts, if AGL were to incur claims or expenses at rates significantly higher than expected. This might happen, for example, due to a spread of acquired immune deficiency syndrome or other infectious diseases or catastrophes, or significant unexpected losses on its investments.

                             INDEPENDENT AUDITORS

The 1998 consolidated financial statements of AGL included in this Statement were audited by Ernst & Young LLP independent auditors as set forth in their report. We include these financial statements in this Statement in reliance upon the report of Ernst & Young LLP that appears later on in this Statement. Ernst & Young LLP gives its report upon their authority as experts in accounting and auditing. Ernst & Young LLP is located at One Houston Center, 1221 McKinney Street, Suite 2400, Houston, TX 77010.

                                   SERVICES

AGL and American General Life Companies ("AGLC") are parties to a services agreement. Most of the affiliated companies within the American General Corporation holding company system, including certain life insurance companies, are also parties to the agreement. AGLC is a corporation incorporated in Delaware on November 24, 1997, with its home office located at 2727-A Allen Parkway, Houston, Texas 77019. AGLC provides shared services to AGL and certain other life insurance companies at cost. These services include data processing, systems, customer services, product development, actuarial, auditing, accounting, and legal. AGL did not pay any fees to AGLC in 1997, because AGLC performed no services under the agreement. AGL paid AGLC $70,431,229 in 1998.

                             PRINCIPAL UNDERWRITER

American General Securities Incorporated ("AGSI") is the principal underwriter for the Contracts. AGSI also serves as principal underwriter to AGL's Separate Account A and Separate Account VL-R, and to Separate Account E of American General Life Insurance Company of New York. All of these other separate accounts are unit investment trusts registered under the Investment Company Act of 1940. AGSI, a Texas corporation, is a wholly-owned subsidiary of AGL and a member of the National Association of Securities Dealers, Inc.

As principal underwriter for the Separate Account, AGSI has not received any compensation from AGL for any of the past three years.

AGL offers the securities under the Contracts on a continuous basis.

                               ANNUITY PAYMENTS

GENDER OF ANNUITANT

When annuity payments are based on life expectancy, the amount of each annuity payment ordinarily will be higher if the Annuitant or other measuring life is a male, as compared with a female, under an otherwise identical Contract. This is because, statistically, females tend to have longer life expectancies than males.

However, Montana, and certain other jurisdictions, do not permit differences in annuity payment rates between males and females.

In addition, employers should be aware that, under most employer-sponsored plans, the law prohibits contracts that make distinctions based on gender. Under these plans, AGL will make available Contracts with no such differences.

MISSTATEMENT OF AGE OR GENDER AND OTHER ERRORS

If the age or gender of an Annuitant has been misstated to us, any amount payable will be the amount that the purchase payments paid would have purchased at the correct age and gender. If we made any overpayments because of incorrect information about age or gender or any error or miscalculation, we will deduct the overpayment from the next payment or payments due. We will add any underpayments to the next payment. We will credit or charge the amount of any adjustment with interest at the assumed interest rate used in the Contract's annuity tables.

               CHANGE OF INVESTMENT ADVISER OR INVESTMENT POLICY

Unless otherwise permitted by law or regulation, no Series may change the investment adviser to any Series or any investment policy without the consent of the shareholders. If required, we will file approval of or change of any investment objective with the insurance department of each state where a Contract has been delivered. We will notify you (or, after annuity payments start, the payee) of any material investment policy change that we have approved. We will also notify you of any investment policy change before its implementation by the Separate Account, if the change requires your comment or vote.

                      PERFORMANCE DATA FOR THE DIVISIONS

AVERAGE ANNUAL TOTAL RETURN CALCULATIONS

Each Division may advertise its average annual total return. We calculate each Division's average annual total return quotation under the following standard method that the SEC prescribes:

     . We take a hypothetical $1,000 investment in the Division's Accumulation Units on the first day of the period at the maximum offering price. This figure is the Accumulation Unit Value per unit ("initial investment").

     . We calculate the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of (1) any applicable Surrender Charge at the end of the period and (2) all other recurring charges and fees applicable under the Contract to all Owner accounts. Other charges and fees include the Mortality and Expense Risk Charge and the Administrative Expense Charge. We do not reflect any premium taxes in the calculation.

     .    We divide the redeemable value by the initial investment.

     . We take this quotient to the Nth root (N representing the number of years in the period), subtract 1 from the result, and express the result as a percentage.

TOTAL RETURN CALCULATIONS (WITHOUT SURRENDER CHARGE)

Each Division may also advertise non-standardized total return. We calculate non-standardized total return in the same manner and for the same time periods as standardized average annual total return, which we describe immediately above. However, in making the redeemable value calculation, we do not deduct any applicable Surrender Charge that we may impose at the end of the period. This is because we assume that the Contract will continue through the end of each period. Deducting these charges would reduce the resulting performance results.

CUMULATIVE TOTAL RETURN CALCULATIONS (WITHOUT SURRENDER CHARGE)

Each Division may also advertise non-standardized cumulative total return performance. Cumulative total return performance is the compound rate of return on a hypothetical initial investment of $1,000 in each Division's Accumulation Units on the first day of the period at the maximum offering price. This figure is the Accumulation Unit value per unit ("initial investment"). Cumulative total return figures (and the related "growth of a $1,000 investment" figures set forth below) do not include the effect of any premium taxes or any applicable Surrender Charge. Cumulative total return quotations reflect changes in Accumulation Unit Value. We calculate these quotations by finding the cumulative rates of return of the hypothetical initial investment over various periods, according to the following formula, and then expressing those rates as a percentage:

                                C = (ERV/P) - 1
Where:
C =     cumulative total return
P =     a hypothetical initial investment of $1,000
ERV = ending redeemable value at the end of the applicable period of a hypothetical $1,000 investment made at the beginning of the applicable period.

HYPOTHETICAL PERFORMANCE

Each Division may advertise hypothetical performance, based on the calculations described above, where all or a portion of the actual historical performance of the corresponding Series in which the Division invests pre-dates the effective date of the Division.

The tables below provide hypothetical performance information for the available Divisions of the Separate Account based on the actual historical performance of the corresponding Series in which each of these Divisions invests. This information reflects all actual charges and deductions of these Series and the Separate Account that hypothetically would have been made if the Separate Account invested assets under the Contracts in these Series for the periods indicated.

All of the actual historical performance of the corresponding Series, as of the date of this Statement, predates the effective date of the Division investing in that Series. The tables below will be revised, in future Statements, to show actual annual historical performance that occurs after the effective date of a Division.


             Hypothetical Historical Average Annual Total Returns
                          (Through December 31, 1998)

                                                                       SINCE
                                                                       SERIES
INVESTMENT DIVISION                            1 YEAR     5 YEARS    INCEPTION/1/
--------------------------------------------   ------     -------    ----------

AIM V.I. International Equity Fund               8.34%       9.39%        11.67%
AIM V.I. Value Fund                             25.03%      19.75%        20.13%
AGSPC International Equities Fund               11.54%       7.22%         3.77%
AGSPC MidCap Index Fund                         11.45%      16.52%        18.80%
AGSPC Money Market Fund                         (1.85%)      2.97%         3.87%
AGSPC Stock Index Fund                          21.16%      21.81%        16.89%
Dreyfus Quality Bond Portfolio                  (1.54%)      4.48%         7.59%
Dreyfus Small Cap Portfolio                    (10.35%)     10.86%        34.87%
Dreyfus Socially Responsible Growth Fund*       22.11%      20.52%        21.24%
MFS Emerging Growth Series                      26.82%        N/A         24.15%
Morgan Stanley Equity Growth Portfolio          12.14%        N/A         22.06%
Morgan Stanley High Yield Portfolio             (2.23%)       N/A          4.99%
SAFECO Equity Portfolio                         17.64%      20.28%        17.55%
SAFECO Growth Portfolio                         (5.14%)     23.19%        25.21%
Templeton Asset Allocation Fund-Class 2         (1.18%)       N/A          4.51%
Templeton International Fund-Class 2             1.68%        N/A          6.33%
Van Kampen Strategic Stock Portfolio             9.35%        N/A         10.25%

* The full name of this Series is The Dreyfus Socially Responsible Growth Fund, Inc.

                     Hypothetical Historical Total Returns
           without the deduction of any applicable Surrender Charge
                          (Through December 31, 1998)

                                                                      SINCE
                                                                      SERIES
INVESTMENT DIVISION                           1 YEAR     5 YEARS    INCEPTION/1/
-------------------------------------------   ------     -------    ------------

AIM V.I. International Equity Fund             13.94%       9.83%        11.84%
AIM V.I. Value Fund                            30.63%      20.06%        20.25%
AGSPC International Equities Fund              17.14%       7.70%         3.77%
AGSPC MidCap Index Fund/2/                     17.05%      16.86%        18.80%
AGSPC Money Market Fund                         3.75%       3.53%         3.87%
AGSPC Stock Index Fund                         26.76%      22.10%        16.89%
Dreyfus Quality Bond Portfolio                  4.06%       5.01%         7.59%
Dreyfus Small Cap Portfolio                    (4.75%)     11.28%        34.87%
Dreyfus Socially Responsible Growth Fund       27.71%      20.82%        21.37%
MFS Emerging Growth Series                     32.42%        N/A         24.83%
Morgan Stanley Equity Growth Portfolio         17.74%        N/A         24.34%
Morgan Stanley High Yield Portfolio             3.37%        N/A          7.63%
SAFECO Equity Portfolio                        23.24%      20.59%        17.55%
SAFECO Growth Portfolio                         0.46%      23.46%        25.30%
Templeton Asset Allocation Fund-Class 2         4.42%        N/A          7.74%
Templeton International Fund-Class 2            7.28%        N/A          9.52%
Van Kampen Strategic Stock Portfolio           14.95%        N/A         14.99%

               Hypothetical Historical Cumulative Total Returns
           without the deduction of any applicable Surrender Charge
                          (Through December 31, 1998)

                                                                      SINCE
                                                                      SERIES
INVESTMENT DIVISION                           1 YEAR     5 YEARS    INCEPTION/1/
------------------------------------------    ------     -------    ------------

AIM V.I. International Equity Fund            13.94%      59.85%        88.38%
AIM V.I. Value Fund                           30.63%     149.59%       184.04%
AGSPC International Equities Fund             17.14%      44.91%        40.88%
AGSPC MidCap Index Fund/2/                    17.05%     118.04%       248.96%
AGSPC Money Market Fund                        3.75%      18.95%        46.26%
AGSPC Stock Index Fund                        26.76%     171.53%       376.58%
Dreyfus Quality Bond Portfolio                 4.06%      27.68%        84.07%
Dreyfus Small Cap Portfolio                   (4.75%)     70.71%     1,111.88%
Dreyfus Socially Responsible Growth Fund      27.71%     157.57%       175.66%
MFS Emerging Growth Series                    32.42%        N/A        114.51%
Morgan Stanley Equity Growth Portfolio        17.74%        N/A         54.42%
Morgan Stanley High Yield Portfolio            3.37%        N/A         15.79%
SAFECO Equity Portfolio                       23.24%     155.12%       404.12%
SAFECO Growth Portfolio                        0.46%     187.04%       285.59%
Templeton Asset Allocation Fund-Class 2        4.42%        N/A         13.24%
Templeton International Fund-Class 2           7.28%        N/A         16.39%
Van Kampen Strategic Stock Portfolio          14.95%        N/A         17.57%

    Hypothetical Historical Growth of a $1,000 Investment in the Divisions
                          (Through December 31, 1998)

                                                                      SINCE
                                                                      SERIES
INVESTMENT DIVISION                           1 YEAR     5 YEARS    INCEPTION/1/
------------------------------------------    ------     -------    ------------

AIM V.I. International Equity Fund            $1,139     $ 1,599     $   1,884
AIM V.I. Value Fund                           $1,306     $ 2,496     $   2,841
AGSPC International Equities Fund             $1,171     $ 1,449     $   1,409
AGSPC MidCap Index Fund/2/                    $1,171     $ 2,180     $   3,490
AGSPC Money Market Fund                       $1,038     $ 1,190     $   1,463
AGSPC Stock Index Fund                        $1,268     $ 2,715     $   4,766
Dreyfus Quality Bond Portfolio                $1,041     $ 1,277     $   1,841
Dreyfus Small Cap Portfolio                   $  953     $ 1,707     $  12,119
Dreyfus Socially Responsible Growth Fund      $1,277     $ 2,576     $   2,757
MFS Emerging Growth Series                    $1,324         N/A     $   2,145
Morgan Stanley Equity Growth Portfolio        $1,177         N/A     $   1,544
Morgan Stanley High Yield Portfolio           $1,034         N/A     $   1,158
SAFECO Equity Portfolio                       $1,232     $ 2,551     $   5,041
SAFECO Growth Portfolio                       $1,005     $ 2,870     $   3,856
Templeton Asset Allocation Fund-Class 2       $1,044         N/A     $   1,132
Templeton International Fund-Class 2          $1,073         N/A     $   1,164
Van Kampen Strategic Stock Portfolio          $1,150         N/A     $   1,176


/1/ The return information in this column is calculated from the start of operations (inception date) for the Series underlying the Division, or ten years, if the Series has been in operation for more than ten years. If "N/A" appears in the column for Five Years, the Series is less than five years old.

     The inception dates for each Series which are less than ten years old, are as follows: Dreyfus Quality Bond and Small Cap Portfolios - August 31, 1990; Dreyfus Socially Responsible Growth Fund - October 7, 1993; MFS Emerging Growth Series - July 24, 1995; Morgan Stanley Equity Growth and High Yield Portfolio - January 2, 1997; Templeton Asset Allocation and International Portfolios - May 1, 1997; Van Kampen Strategic Stock Portfolio - November 3, 1997.

/2/ On October 1, 1991, the Fund underlying the AGSPC MidCap Index Division changed its name from Capital Accumulation Fund to MidCap Index Fund, and at the same time amended its investment objectives, investment program and investment restrictions. Proforma figures for this Division reflect performance of the MidCap Index Fund since October 1, 1991.


YIELD CALCULATIONS

We calculate the yields for the Dreyfus Quality Bond Portfolio Division and the Morgan Stanley Dean Witter High Yield Portfolio Division by a standard method that the SEC prescribes. The hypothetical yields for the Dreyfus Quality Bond Portfolio Division and the Morgan Stanley Dean Witter High Yield Portfolio Division based upon the one-month period ended December 31, 1998 were 5.98% and 5.47%, respectively. We calculate the yield quotation by dividing

     . the net investment income per Accumulation Unit earned during the specified one month or 30-day period by the Accumulation Unit values on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                       YIELD = 2[((a-b)/cd + 1)/6/ - 1]
a = net dividends and interest earned during the period by the Series attributable to the Division

b = expenses accrued for the period (net of reimbursements)

c = the average daily number of Accumulation Units outstanding during the period

d = the Accumulation Unit value per unit on the last day of the period

The yield of each Division reflects the deduction of all recurring fees and charges that apply to each Division. These fees and charges include the Mortality and Expense Risk Charge and the Administrative Expense Charge. They do not reflect the deduction of Surrender Charges or premium taxes.

All of the actual historical performance of the corresponding Series, as of the date of this Statement, predates the effective date of the Division investing in that Series. The hypothetical historical yield for the Money Market Division will be revised, in future Statements, to show actual annual historical performance that occurs after the effective date of a Division.

MONEY MARKET DIVISION YIELD AND EFFECTIVE YIELD CALCULATIONS

We calculate the Money Market Division's yield by a standard method that the SEC prescribes. Under that method, we base the current yield quotation on a seven day period and calculate that yield as follows:

     . We take the net change in the Accumulation Unit value during the period.

     . We divide that net change by the Accumulation Unit value at the beginning of the period to obtain the base period return.

     . We multiply the base period return by the fraction 365/7 to obtain the current yield figure.

     . We carry the current yield figure to the nearest one-hundredth of one percent.

We do not include realized capital gains or losses and unrealized appreciation or depreciation of the Division's Portfolio in the calculation. The Money Market Division's hypothetical historical yield for the seven day period ended December 31, 1998 was 1.77%

We determine the Money Market Division's effective yield by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1)/365/7/-1. The Money Market Division's hypothetical historical effective yield for the seven day period ended December 31, 1998 was 1.78%. Yield and effective yield do not reflect the deduction of Surrender Charges or premium taxes that we may impose when you redeem Accumulation Units.

PERFORMANCE COMPARISONS

In our advertising and sales literature, we may compare the performance of each or all of the available Divisions of the Separate Account to the performance of
(1) other variable annuities in general or (2) particular types of variable annuities that invest in mutual funds, or series of mutual funds, with investment objectives similar to each of the Divisions of the Separate Account.

Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research and Data Service ("VARDS(R)") are independent services that monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Lipper's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS(R) rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS(R) rank such issuers on the basis of total return. Total return assumes the reinvestment of dividends and distributions, but does not take into consideration sales charges, redemption fees or certain expense deductions at the separate account level. In addition, VARDS(R) prepares risk-adjusted rankings, which consider the effects of market risk on total return performance.

In addition, we may compare each Division's performance in advertisements and sales literature to the following benchmarks:

     . the Standard & Poor's 500 Composite Stock Price Index, an unmanaged weighted index of 500 leading domestic companies that represents approximately 80% of the market capitalization of the U.S. equity market;

     . the Dow Jones Industrial Average, an unmanaged unweighted average of 30 blue chip industrial corporations listed on the New York Stock Exchange and generally considered representative of the U.S. stock market;

     . the Consumer Price Index, published by the U.S. Bureau of Labor Statistics, a statistical measure of change, over time, in the prices of goods and services in major spending groups and generally is considered to be a measure of inflation;

     . the Lehman Brothers Government and Domestic Strategic Income Index, the Salomon Brothers High Grade Domestic Strategic Income Index, and the Merrill Lynch Government/Corporate Master Index, unmanaged indices that are generally considered to represent the performance of intermediate and long term bonds during various market cycles; and

     . the Morgan Stanley Capital International Europe Australia Far East Index, an unmanaged index that is considered to be generally representative of major non-U.S. stock markets.

                      EFFECT OF TAX-DEFERRED ACCUMULATION

The Contracts qualify for tax-deferred treatment on earnings. This tax-deferred treatment increases the amount available for accumulation by deferring taxes on any earnings until the earnings are withdrawn. The longer the taxes are deferred, the more the potential you have for the assets under your Contract to grow over the term of the Contracts.

The hypothetical tables set out below illustrate this potential. The tables compare accumulations based on a single initial purchase payment of $100,000 compounded annually under:

     . a Contract, whose earnings are not taxed until withdrawn in connection with a full surrender, partial withdrawal, or annuitization, or termination due to insufficient Account Value ("withdrawal of earnings") and

     . an investment whose earnings are taxed on a current basis ("Taxable Investment"), based on an assumed tax rate of 28%, and the assumed earning rates specified.

                              5 Years       10 Years       20 Years
                              -------       --------       --------
                                      (7.50% earnings rate)
Contract                      $143,563      $206,103       $424,785
Contract (after Taxes)        $131,365      $176,394       $333,845
Taxable Investment            $130,078      $169,202       $286,294

                              5 Years       10 Years       20 Years
                              -------       --------       --------
                                      (10.00% earnings rate)
Contract                      $161,051      $259,374       $672,750
Contract (after Taxes)        $143,957      $214,749       $512,380
Taxable Investment            $141,571      $200,423       $401,694

The hypothetical tables do not reflect any fees or charges under a Contract or Taxable Investment. However, the Contracts impose:

     .    a Mortality and Expense Risk Charge of 1.20%;

     . a Surrender Charge (applicable to withdrawal of earnings for the first seven Contract years) up to a maximum of 7%;

     .    an Administrative Expense Charge of 0.15%.

A Taxable Investment could incur comparable fees or charges. Fees and charges would reduce the return from a Contract or Taxable Investment.

Under the Contracts, a withdrawal of earnings is subject to tax, and may be subject to an additional 10% tax penalty before age 59 1/2.

These tables are only illustrations of the effect of tax-deferred accumulations and are not a guarantee of future performance.


                             FINANCIAL STATEMENTS

Separate Account D has a total of 69 Divisions as of the date of this Statement. Of the 17 Divisions of Separate Account D available under the Contracts, only 6 of these Divisions were available under other AGL contracts, and the remaining 11 Divisions had no operations as of December 31, 1998. The Financial Statements of Separate Account D are not included in the Statement because none of the 17 Divisions were available under the Contracts as of December 31, 1998.

You should consider the financial statements of AGL that we include in this Statement primarily as bearing on the ability of AGL to meet its obligations under the Contracts.


                                   INDEX TO

                             FINANCIAL STATEMENTS
                                                                  Page No.
                                                                  --------
AGL Consolidated Financial Statements
    Report of Ernst & Young LLP, Independent Auditors................. F-1

    Consolidated Balance Sheets....................................... F-2

    Consolidated Statements of Income................................. F-3

    Consolidated Statements of Comprehensive Income................... F-4

    Consolidated Statements of Shareholder's Equity................... F-5

    Consolidated Statements of Cash Flows............................. F-6

    Notes to Consolidated Financial Statements........................ F-7

[ERNST & YOUNG LLP LETTERHEAD]   . One Houston Center     . Phone: 713 750 1500
                                   Suite 2400               Fax:   713 750 1501
                                   1221 McKinney
                                   Houston, Texas 77010-2007



                         Report of Independent Auditors

Board of Directors and Stockholder
American General Life Insurance Company


We have audited the accompanying consolidated balance sheets of American General Life Insurance Company (an indirectly wholly owned subsidiary of American General Corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, shareholder's equity, and cash flows for each of the three years in the period ended
December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American General Life Insurance Company and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                       /S/ ERNST & YOUNG LLP
                                       ---------------------


February 16, 1999



       Ernst & Young LLP is a member of Ernst & Young International, Ltd.

                    American General Life Insurance Company

                          Consolidated Balance Sheets

                                                                                     DECEMBER 31
                                                                              1998                  1997
                                                                          ---------------------------------
                                                                                   (In Thousands)
ASSETS
Investments:
  Fixed maturity securities, at fair value (amortized cost-
    $27,425,605 in 1998 and $26,131,207 in 1997)                          $28,906,261           $27,386,715
  Equity securities, at fair value (cost - $193,368 in 1998
    and $19,208 in 1997)                                                      211,684                21,114
  Mortgage loans on real estate                                             1,557,268             1,659,921
  Policy loans                                                              1,170,686             1,093,694
  Investment real estate                                                      119,520               129,364
  Other long-term investments                                                  86,194                55,118
  Short-term investments                                                      222,949               100,061
                                                                          ---------------------------------
Total investments                                                          32,274,562            30,445,987

Cash                                                                          117,675                99,284
Investment in Parent Company (cost - $8,597 in 1998
  and 1997)                                                                    54,570                37,823
Indebtedness from affiliates                                                  161,096                96,519
Accrued investment income                                                     459,961               433,111
Accounts receivable                                                           196,596               208,209
Deferred policy acquisition costs                                           1,087,718               835,031
Property and equipment                                                         66,197                33,827
Other assets                                                                  206,318               132,659
Assets held in separate accounts                                           15,616,020            11,242,270
                                                                          ---------------------------------
Total assets                                                              $50,240,713           $43,564,720
                                                                          =================================

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
  Future policy benefits                                                  $29,353,022           $27,849,893
  Other policy claims and benefits payable                                     54,278                42,677
  Other policyholders' funds                                                  398,587               398,314
  Federal income taxes                                                        677,315               543,379
  Indebtedness to affiliates                                                   18,173                 4,712
  Other liabilities                                                           554,783               421,861
  Liabilities related to separate accounts                                 15,616,020            11,242,270
                                                                          ---------------------------------
Total liabilities                                                          46,672,178            40,503,106

Shareholder's equity:
  Common stock, $10 par value, 600,000 shares
    authorized, issued, and outstanding                                         6,000                 6,000
  Preferred stock, $100 par value, 8,500 shares authorized,
    issued, and outstanding                                                       850                   850
  Additional paid-in capital                                                1,368,089             1,184,743
  Accumulated other comprehensive income                                      679,107               427,526
  Retained earnings                                                         1,514,489             1,442,495
                                                                          ---------------------------------
Total shareholder's equity                                                  3,568,535             3,061,614
                                                                          ---------------------------------
Total liabilities and shareholder's equity                                $50,240,713           $43,564,720
                                                                          =================================

See accompanying notes.

                    American General Life Insurance Company

                       Consolidated Statements of Income

                                                                         YEAR ENDED DECEMBER 31
                                                          1998                 1997                1996
                                                   ----------------------------------------------------------
                                                                             (In Thousands)

Revenues:
  Premiums and other considerations                   $  470,238            $  428,721           $  382,923
  Net investment income                                2,316,933             2,198,623            2,095,072
  Net realized investment gains (losses)                 (33,785)               29,865               28,502
  Other                                                   69,602                53,370               41,968
                                                   ----------------------------------------------------------
Total revenues                                         2,822,988             2,710,579            2,548,465

Benefits and expenses:
  Benefits                                             1,788,417             1,757,504            1,689,011
  Operating costs and expenses                           467,067               379,012              347,369
  Interest expense                                            15                   782                  830
  Litigation settlement                                   97,096                     -                    -
                                                   ----------------------------------------------------------
Total benefits and expenses                            2,352,595             2,137,298            2,037,210
                                                   ----------------------------------------------------------
Income before income tax expense                         470,393               573,281              511,255

Income tax expense                                       153,719               198,724              176,660
                                                   ----------------------------------------------------------
Net income                                            $  316,674            $  374,557           $  334,595
                                                   ==========================================================


See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Comprehensive Income

                                                                         YEAR ENDED DECEMBER 31
                                                       1998                  1997                1996
                                                   --------------------------------------------------------
                                                                            (In Thousands)


Net income                                            $316,674             $374,557            $ 334,595
Other comprehensive income:
  Gross change in unrealized gains (losses)
    on securities (pretax: $341,000;
    $318,700; ($404,900))                              222,245              207,124             (263,181)
  Less: gains (losses) realized in net income          (29,336)              (1,251)              11,262
                                                   --------------------------------------------------------
  Change in net unrealized gains (losses) on
    securities (pretax: $387,000; $320,600;
    ($422,200)                                         251,581              208,375             (274,443)
                                                    -------------------------------------------------------
Comprehensive income                                  $568,255             $582,932            $  60,152
                                                   ========================================================


See accompanying notes.

                    American General Life Insurance Company

                Consolidated Statements of Shareholder's Equity

                                                                         YEAR ENDED DECEMBER 31
                                                          1998                 1997                 1996
                                                   ----------------------------------------------------------
                                                                            (In Thousands)
Common stock:
  Balance at beginning of year                        $    6,000           $    6,000           $    6,000
  Change during year                                           -                    -                    -
                                                   ----------------------------------------------------------
Balance at end of year                                     6,000                6,000                6,000

Preferred stock:
  Balance at beginning of year                               850                  850                  850
  Change during year                                           -                    -                    -
                                                   ----------------------------------------------------------
Balance at end of year                                       850                  850                  850

Additional paid-in capital:
  Balance at beginning of year                         1,184,743              933,342              858,075
  Capital contribution from Parent
    Company                                              182,284              250,000               75,000
  Other changes during year                                1,062                1,401                  267
                                                   ----------------------------------------------------------
Balance at end of year                                 1,368,089            1,184,743              933,342

Accumulated other comprehensive income:
  Balance at beginning of year                           427,526              219,151              493,594
  Change in unrealized gains (losses) on
    securities                                           251,581              208,375             (274,443)
                                                   ----------------------------------------------------------
Balance at end of year                                   679,107              427,526              219,151

Retained earnings:
  Balance at beginning of year                         1,442,495            1,469,618            1,324,703
  Net income                                             316,674              374,557              334,595
  Dividends paid                                        (244,680)            (401,680)            (189,680)
                                                   ----------------------------------------------------------
Balance at end of year                                 1,514,489            1,442,495            1,469,618
                                                   ----------------------------------------------------------
Total shareholder's equity                            $3,568,535           $3,061,614           $2,628,961
                                                   ==========================================================


See accompanying notes.

                    American General Life Insurance Company

                     Consolidated Statements of Cash Flows

                                                                         YEAR ENDED DECEMBER 31
                                                              1998                   1997                   1996
                                                     --------------------------------------------------------------------
                                                                            (In Thousands)

OPERATING ACTIVITIES
Net income                                                $    316,674           $    374,557           $    334,595
Adjustments to reconcile net income to net cash
  (used in) provided by operating activities:
    Change in accounts receivable                               11,613                (37,752)                 3,846
    Change in future policy benefits and other policy
      claims                                                  (866,428)            (1,143,736)              (543,193)
    Amortization of policy acquisition costs                   125,062                115,467                102,189
    Policy acquisition costs deferred                         (244,196)              (219,339)              (188,001)
    Change in other policyholders' funds                           273                 21,639                (69,126)
    Provision for deferred income tax expense                   15,872                 13,264                 12,388
    Depreciation                                                19,418                 16,893                 16,993
    Amortization                                               (26,775)               (28,276)               (30,758)
    Change in indebtedness to/from affiliates                  (51,116)                (8,695)                 4,432
    Change in amounts payable to brokers                          (894)                31,769                (25,260)
    Net (gain) loss on sale of investments                      37,016                (29,865)               (28,502)
    Other, net                                                  57,307                 30,409                 32,111
                                                     --------------------------------------------------------------------
Net cash used in operating activities                         (606,174)              (863,665)              (378,286)

INVESTING ACTIVITIES
Purchases of investments and loans made                    (28,231,615)           (29,638,861)           (27,245,453)
Sales or maturities of investments and receipts from
  repayment of loans                                        26,656,897             28,300,238             25,889,422
Sales and purchases of property, equipment, and
  software, net                                               (105,907)                (9,230)                (8,057)
                                                     --------------------------------------------------------------------
Net cash used in investing activities                       (1,680,625)            (1,347,853)            (1,364,088)

FINANCING ACTIVITIES
Policyholder account deposits                                4,688,831              4,187,191              3,593,380
Policyholder account withdrawals                            (2,322,307)            (1,759,660)            (1,746,987)
Dividends paid                                                (244,680)              (401,680)              (189,680)
Capital contribution from Parent                               182,284                250,000                 75,000
Other                                                            1,062                  1,401                    267
                                                     --------------------------------------------------------------------
Net cash provided by financing activities                    2,305,190              2,277,252              1,731,980
                                                     --------------------------------------------------------------------
Increase (decrease) in cash                                     18,391                 65,734                (10,394)
Cash at beginning of year                                       99,284                 33,550                 43,944
                                                     --------------------------------------------------------------------
Cash at end of year                                       $    117,675           $     99,284           $     33,550
                                                     ====================================================================

Interest paid amounted to approximately $420,000, $1,004,000, and $1,080,000 in 1998, 1997, and 1996, respectively.

See accompanying notes.

                    American General Life Insurance Company

                  Notes to Consolidated Financial Statements

                               December 31, 1998

NATURE OF OPERATIONS

American General Life Insurance Company (the "Company") is a wholly owned subsidiary of AGC Life Insurance Company, which is a wholly owned subsidiary of American General Corporation (the "Parent Company"). The Company's wholly owned life insurance subsidiaries are American General Life Insurance Company of New York ("AGNY") and The Variable Annuity Life Insurance Company ("VALIC"). During 1998, the Company formed a new wholly owned subsidiary, American General Life Companies (AGLC), to provide management services to certain life insurance subsidiaries of the Parent Company.

The Company offers a complete portfolio of the standard forms of universal life, variable universal life, interest-sensitive whole life, term life, structured settlements, and fixed and variable annuities throughout the United States. In addition, a variety of equity products is sold through its wholly owned broker/dealer, American General Securities, Inc. The Company serves the estate planning needs of middle- and upper-income households and the insurance needs of small- to medium-sized businesses. AGNY offers a broad array of traditional and interest-sensitive insurance, in addition to individual annuity products. VALIC provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of health care, educational, public sector, and other not-for-profit organizations throughout the United States.

1. ACCOUNTING POLICIES

1.1 PREPARATION OF FINANCIAL STATEMENTS

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly owned subsidiaries. Transactions with the Parent Company and other subsidiaries of the Parent Company are not eliminated from the financial statements of the Company. All other material intercompany transactions have been eliminated in consolidation.

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Ultimate results could differ from those estimates.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.2 STATUTORY ACCOUNTING

The Company and its wholly owned life insurance subsidiaries are required to file financial statements with state regulatory authorities. State insurance laws and regulations prescribe accounting practices for calculating statutory net income and equity. In addition, state regulators may permit statutory accounting practices that differ from prescribed practices. The use of such permitted practices by the Company and its wholly owned life insurance subsidiaries did not have a material effect on statutory equity at December 31, 1998.

Statutory financial statements differ from GAAP. Significant differences were as follows (in thousands):

                                                    1998               1997               1996
                                               ------------------------------------------------------
Net income:
  Statutory net income (1998 balance is
    unaudited)                                    $  259,903         $  327,813         $  284,070
  Deferred policy acquisition costs and cost
    of insurance purchased                           116,597            103,872             85,812
  Deferred income taxes                              (53,358)           (13,264)           (12,388)
  Adjustments to policy reserves                      52,445            (30,162)           (19,954)
  Goodwill amortization                               (2,033)            (2,067)            (2,169)
  Net realized gain on investments                    41,488             20,139             14,140
  Litigation settlement                              (63,112)                --                 --
  Other, net                                         (35,256)           (31,774)           (14,916)
                                              -------------------------------------------------------
GAAP net income                                   $  316,674         $  374,557         $  334,595
                                              =======================================================

Shareholders' equity:
  Statutory capital and surplus (1998 balance
    is unaudited)                                 $1,670,412         $1,636,327         $1,441,768
  Deferred policy acquisition costs                1,109,831            835,031          1,042,783
  Deferred income taxes                             (698,350)          (535,703)          (410,007)
  Adjustments to policy reserves                    (274,532)          (319,680)          (297,434)
  Acquisition-related goodwill                        54,754             51,424             55,626
  Asset valuation reserve ("AVR")                    310,564            255,975            291,205
  Interest maintenance reserve ("IMR")                27,323              9,596                 63
  Investment valuation differences                 1,487,658          1,272,339            643,289
  Surplus from separate accounts                    (174,447)          (150,928)          (106,026)
  Other, net                                          55,322              7,233            (32,306)
                                              -------------------------------------------------------
Total GAAP shareholders' equity                   $3,568,535         $3,061,614         $2,628,961
                                              =======================================================

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.2 STATUTORY ACCOUNTING (CONTINUED)

The more significant differences between GAAP and statutory accounting principles are that under GAAP: (a) acquisition costs related to acquiring new business are deferred and amortized (generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins), rather than being charged to operations as incurred; (b) future policy benefits are based on estimates of mortality, interest, and withdrawals generally representing the Company's experience, which may differ from those based on statutory mortality and interest requirements without consideration of withdrawals; (c) deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse; (d) certain assets (principally furniture and equipment, agents' debit balances, computer software, and certain other receivables) are reported as assets rather than being charged to retained earnings; (e) acquisitions are accounted for using the purchase method of accounting rather than being accounted for as equity investments; and
(f) fixed maturity investments are carried at fair value rather than amortized cost. In addition, statutory accounting principles require life insurance companies to establish an AVR and an IMR. The AVR is designed to address the credit-related risk for bonds, preferred stocks, derivative instruments, and mortgages and market risk for common stocks, real estate, and other invested assets. The IMR is composed of investment- and liability-related realized gains and losses that result from interest rate fluctuations. These realized gains and losses, net of tax, are amortized into income over the expected remaining life of the asset sold or the liability released.

1.3 INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include traditional whole life, endowment, guaranteed renewable term life, universal life, limited payment, and investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most new contracts written by the Company allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities were classified as available-for-sale and recorded at fair value at December 31, 1998, 1997, and 1996. After adjusting related balance sheet accounts as if the unrealized gains (losses) had been realized, the net adjustment is recorded in accumulated other comprehensive income within shareholders' equity. If the fair value of a security classified as available-for-sale declines below its cost and this decline is considered to be other than temporary, the security is reduced to its fair value, and the reduction is recorded as a realized loss.

During 1998, the Company maintained a trading portfolio of certain fixed maturity securities. Trading securities are recorded at fair value. Unrealized gains (losses), as well as realized gains (losses), are included in net investment income. The Company held no trading securities at December 31, 1998, and trading securities did not have a material effect on net investment income in 1998.

MORTGAGE LOANS

Mortgage loans are reported at amortized cost, net of an allowance for losses. The allowance for losses covers all non-performing loans and loans for which management has a concern based on its assessment of risk factors, such as potential non-payment or non-monetary default. The allowance is based on a loan-specific review and a formula that reflects past results and current trends.

Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are considered to be collateral dependent and are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated cost to sell.

POLICY LOANS

Policy loans are reported at unpaid principal balance.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.4 INVESTMENTS (CONTINUED)

INVESTMENT REAL ESTATE

Investment real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. Real estate available for sale is carried at the lower of cost (less accumulated depreciation, if applicable) or fair value less cost to sell.

INVESTMENT INCOME

Interest on fixed maturity securities and performing and restructured mortgage loans is recorded as income when earned and is adjusted for any amortization of premium or discount. Interest on delinquent mortgage loans is recorded as income when received. Dividends are recorded as income on ex-dividend dates.

REALIZED INVESTMENT GAINS

Realized investment gains (losses) are recognized using the specific-identification method.

1.5 SEPARATE ACCOUNTS

Separate Accounts are assets and liabilities associated with certain contracts, principally annuities; for which the investment risk lies solely with the contract holder. Therefore, the Company's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the consolidated statements of income, comprehensive income, and cash flows. Assets held in Separate Accounts are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.6 DEFERRED POLICY ACQUISITION COSTS ("DPAC") AND COST OF INSURANCE PURCHASED ("CIP")

Certain costs of writing an insurance policy, including commissions, underwriting, and marketing expenses, are deferred and reported as DPAC.

CIP represents the cost assigned to insurance contracts in force that are acquired through the purchase of a block of business. At December 31, 1998, CIP of $22.1 million was reported within other assets.

DPAC and CIP associated with interest-sensitive life contracts, insurance investment contracts, and participating life insurance contracts is charged to expense in relation to the estimated gross profits of those contracts. DPAC and CIP associated with all other insurance contracts is charged to expense over the premium-paying period or as the premiums are earned over the life of the contract.

DPAC and CIP are adjusted for the impact on estimated future gross profits as if net unrealized gains (losses) on securities had been realized at the balance sheet date. The impact of this adjustment is included in accumulated other comprehensive income within shareholder's equity.

The Company reviews the carrying amount of DPAC and CIP on at least an annual basis. Management considers estimated future gross profits or future premiums, expected mortality, interest earned and credited rates, persistency, and expenses in determining whether the carrying amount is recoverable.

1.7 PREMIUM RECOGNITION

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges. Policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DPAC (see Note 1.6).

For limited-payment contracts, net premiums are recorded as revenue, and the difference between the gross premium received and the net premium is deferred and recognized in a constant relationship to insurance in force. For all other contracts, premiums are recognized when due.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.8 OTHER ASSETS

Acquisition-related goodwill, which is included in other assets, is charged to expense in equal amounts over 40 years. The carrying value of goodwill is regularly reviewed by management for indicators of impairment in value. If facts and circumstances suggest that goodwill is impaired, other than temporarily, the Company assesses the fair value of the underlying assets and reduces goodwill accordingly.

1.9 POLICY AND CONTRACT CLAIMS RESERVES

Substantially all of the Company's insurance and annuity liabilities relate to long-duration contracts. The contracts normally cannot be changed or canceled by the Company during the contract period.

For interest-sensitive life and insurance investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges. Reserves for other contracts are based on estimates of the cost of future policy benefits. Reserves are determined using the net level premium method. Interest assumptions used to compute reserves ranged from 2.5% to 13.5% at December 31, 1998.

1.10 REINSURANCE

The Company limits its exposure to loss on any single insured to $2.5 million by ceding additional risks through reinsurance contracts with other insurers. The Company diversifies its risk of reinsurance loss by using a number of reinsurers that have strong claims-paying ability ratings. If the reinsurer could not meet its obligations, the Company would reassume the liability. The likelihood of a material reinsurance liability being reassumed by the Company is considered to be remote.

A receivable is recorded for the portion of benefits paid and insurance liabilities that have been reinsured. Reinsurance recoveries on ceded reinsurance contracts were $63 million, $25 million, and $24 million during 1998, 1997, and 1996, respectively. The cost of reinsurance is recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.10 REINSURANCE

Benefits paid and future policy benefits related to ceded insurance contracts are recorded as reinsurance receivables. The cost of reinsurance is recognized over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

1.11 PARTICIPATING POLICY CONTRACTS

Participating life insurance accounted for approximately 2% of life insurance in force at December 31, 1998 and 1997.

The portion of earnings allocated to participating policyholders that cannot be expected to inure to shareholders is excluded from net income and shareholder's equity. Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $4.9 million in 1998.

1.12 INCOME TAXES

The Company and its life insurance subsidiaries, together with certain other life insurance subsidiaries of the Parent Company, are included in a life/non-life consolidated tax return with the Parent Company and its noninsurance subsidiaries. The Company participates in a tax sharing agreement with other companies included in the consolidated tax return. Under this agreement, tax payments are made to the Parent Company as if the companies filed separate tax returns; and companies incurring operating and/or capital losses are reimbursed for the use of these losses by the consolidated return group.

Deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

                    American General Life Insurance Company

1. ACCOUNTING POLICIES (CONTINUED)

1.12 INCOME TAXES (CONTINUED)

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income. Changes related to fluctuations in fair value of available-for-sale securities are included in the consolidated statements of comprehensive income and accumulated other comprehensive income in shareholder's equity.

1.13 ACCOUNTING CHANGES

During 1998, the Company adopted Statement of Financial Accounting Standards
(SFAS) 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. The Company elected to report comprehensive income and its components in a separate statement of comprehensive income. Adoption of this statement did not change recognition or measurement of net income and, therefore, did not impact the Company's consolidated results of operations or financial position.

Effective December 31, 1998, the Company adopted SFAS 131, Disclosures about Segments of an Enterprise and Related Information, which changes the way companies report segment information. With the adoption of SFAS 131, the Company reports division earnings exclusive of goodwill amortization, net realized investment gains, and nonrecurring items. This methodology is consistent with the manner in which management reviews division results. Adoption of this statement did not impact the Company's consolidated results of operations or financial position.

In June 1998, the Financial Accounting Standards Board issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, which requires all derivative instruments to be recognized at fair value as either assets or liabilities in the balance sheet. Changes in the fair value of a derivative instrument are to be reported as earnings or other comprehensive income, depending upon the intended use of the derivative instrument. This statement is effective for years beginning after June 15, 1999. Adoption of SFAS 133 is not expected to have a material impact on the Company's consolidated results of operations or financial position.

                    American General Life Insurance Company

2. INVESTMENTS

2.1 INVESTMENT INCOME

Investment income by type of investment was as follows:

                                                    1998                1997                1996
                                              ----------------------------------------------------------
                                                                 (In Thousands)
Investment income:
  Fixed maturities                               $2,101,730          $1,966,528          $1,846,549
  Equity securities                                   1,813               1,067               1,842
  Mortgage loans on real estate                     148,447             157,035             175,833
  Investment real estate                             23,139              22,157              22,752
  Policy loans                                       66,573              62,939              58,211
  Other long-term investments                         3,837               3,135               2,328
  Short-term investments                             15,492               8,626               9,280
  Investment income from affiliates                  10,536              11,094              11,502
                                              ----------------------------------------------------------
Gross investment income                           2,371,567           2,232,581           2,128,297
Investment expenses                                  54,634              33,958              33,225
                                              ----------------------------------------------------------
Net investment income                            $2,316,933          $2,198,623          $2,095,072
                                              ==========================================================

The carrying value of investments that produced no investment income during 1998 was less than 0.2% of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.2 NET REALIZED INVESTMENT GAINS (LOSSES)

Realized gains (losses) by type of investment were as follows:

                                               1998                 1997                 1996
                                          --------------------------------------------------------
                                                                (In Thousands)
Fixed maturities:
  Gross gains                                $ 20,109             $ 42,966             $ 46,498
  Gross losses                                (62,657)             (34,456)             (47,293)
                                          --------------------------------------------------------
Total fixed maturities                        (42,548)               8,510                 (795)
Equity securities                                 645                1,971               18,304
Other investments                               8,118               19,384               10,993
                                          --------------------------------------------------------
Net realized investment gains (losses)
  before tax                                  (33,785)              29,865               28,502
Income tax expense (benefit)                  (11,826)              10,452                9,976
                                          --------------------------------------------------------
Net realized investment gains (losses)
  after tax                                  $(21,959)            $ 19,413             $ 18,526
                                          ========================================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES

All fixed maturity and equity securities are classified as available-for-sale and reported at fair value (see Note 1.4). Amortized cost and fair value at December 31, 1998 and 1997 were as follows:

                                                                GROSS             GROSS
                                          AMORTIZED          UNREALIZED         UNREALIZED               FAIR
                                            COST                GAIN               LOSS                  VALUE
                                      ------------------------------------------------------------------------------
                                                                           (In Thousands)
DECEMBER 31, 1998
Fixed maturity securities:
  Corporate securities:
    Investment-grade                     $18,800,553          $1,129,504            $(26,353)         $19,903,703
    Below investment-grade                 1,409,198              33,910             (45,789)           1,397,320
  Mortgage-backed securities*              6,359,242             294,331                (870)           6,652,703
  U.S. government obligations                417,822              69,321                (178)             486,965
  Foreign governments                        331,699              24,625              (2,437)             353,887
  State and political subdivisions            86,778               4,796                (187)              91,387
  Redeemable preferred stocks                 20,313                   -                 (17)              20,296
                                      ------------------------------------------------------------------------------
Total fixed maturity securities          $27,425,605          $1,556,487            $(75,831)         $28,906,261
                                      ==============================================================================

Equity securities                        $   193,368          $   19,426            $ (1,110)         $   211,684
                                      ==============================================================================

Investment in Parent Company             $     8,597          $   45,973            $      -          $    54,570
                                      ==============================================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

                                                                     GROSS               GROSS
                                               AMORTIZED          UNREALIZED           UNREALIZED             FAIR
                                                 COST                GAIN                 LOSS                VALUE
                                          ------------------------------------------------------------------------------
                                                                           (In Thousands)
DECEMBER 31, 1997
Fixed maturity securities:
  Corporate securities:
    Investment-grade                         $17,913,942          $  906,235            $(17,551)         $18,802,626
    Below investment-grade                       950,438              34,290              (4,032)             980,696
  Mortgage-backed securities*                  6,614,704             278,143              (4,260)           6,888,587
  U.S. government obligations                    289,406              46,529                 (74)             335,861
  Foreign governments                            318,212              18,076              (3,534)             332,754
  State and political subdivisions                44,505               1,686                  --               46,191
                                          ------------------------------------------------------------------------------
Total fixed maturity securities              $26,131,207          $1,284,959            $(29,451)         $27,386,715
                                          ==============================================================================
Equity securities                            $    19,208          $    2,145            $   (239)         $    21,114
                                          ==============================================================================
Investment in Parent Company                 $     8,597          $   29,226            $     --          $    37,823
                                          ==============================================================================

* Primarily include pass-through securities guaranteed by and mortgage obligations ("CMOs") collateralized by the U.S. government and government agencies.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.3 FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)

Net unrealized gains (losses) on securities included in accumulated comprehensive income in shareholders' equity at December 31 were as follows:

                                                                              1998                 1997
                                                                    --------------------------------------------
                                                                                   (In Thousands)

Gross unrealized gains                                                        $1,621,886           $1,316,330
Gross unrealized losses                                                          (76,941)             (29,690)
DPAC and other fair value adjustments                                           (488,120)            (621,867)
Deferred federal income taxes                                                   (377,718)            (237,247)
                                                                    --------------------------------------------
Net unrealized gains on securities                                            $  679,107           $  427,526
                                                                    ============================================

The contractual maturities of fixed maturity securities at December 31, 1998 were as follows:

                                                     1998                                    1997
                                   -----------------------------------------------------------------------------
                                         AMORTIZED            MARKET             AMORTIZED            MARKET
                                           COST                VALUE               COST                VALUE
                                   -----------------------------------------------------------------------------
                                                (In Thousands)                          (In Thousands)
Fixed maturity securities,
  excluding mortgage-
  backed securities:
    Due in one year or less           $   531,496         $   536,264         $   205,719         $   207,364
    Due after one year
      through five years                5,550,665           5,812,581           5,008,933           5,216,174
    Due after five years
      through ten years                 9,229,980           9,747,761           9,163,681           9,604,447
    Due after ten years                 5,754,220           6,156,950           5,138,169           5,470,143
Mortgage-backed securities              6,359,244           6,652,705           6,614,705           6,888,587
                                   -----------------------------------------------------------------------------
Total fixed maturity securities       $27,425,605         $28,906,261         $26,131,207         $27,386,715
                                   =============================================================================

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity. Proceeds from sales of fixed maturities were $5.4 billion, $14.8 billion, and $16.2 billion during 1998, 1997, and 1996, respectively.

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE

Diversification of the geographic location and type of property collateralizing mortgage loans reduces the concentration of credit risk. For new loans, the Company requires loan-to-value ratios of 75% or less, based on management's credit assessment of the borrower. The mortgage loan portfolio was distributed as follows at December 31, 1998 and 1997:

                                                     OUTSTANDING           PERCENT OF              PERCENT
                                                        AMOUNT               TOTAL              NONPERFORMING
                                               ------------------------------------------------------------------
                                                    (In Millions)
DECEMBER 31, 1998
Geographic distribution:
  South Atlantic                                   $    429                 27.6%                    0.2%
  Pacific                                               320                 20.6                    10.4
  Mid-Atlantic                                          326                 20.9                     4.1
  East North Central                                    178                 11.4                       -
  Mountain                                               95                  6.1                       -
  West South Central                                    118                  7.5                       -
  East South Central                                     46                  3.0                       -
  West North Central                                     33                  2.1                       -
  New England                                            25                  1.6                       -
Allowance for losses                                    (13)                (0.8)                      -
                                               -------------------------------------
Total                                              $  1,557               100.00%                    3.1%
                                               =====================================

Property type:
  Office                                           $    593                 38.1%                    7.0%
  Retail                                                423                 27.1                     0.2
  Industrial                                            292                 18.8                       -
  Apartments                                            178                 11.4                     2.9
  Hotel/motel                                            38                  2.4                       -
  Other                                                  46                  3.0                       -
Allowance for losses                                    (13)                (0.8)                      -
                                               -------------------------------------
Total                                              $  1,557                  100%                    3.1%
                                               =====================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

                                                  OUTSTANDING           PERCENT OF              PERCENT
                                                    AMOUNT                TOTAL              NONPERFORMING
                                              ------------------------------------------------------------------
                                                    (In Millions)
DECEMBER 31, 1997
Geographic distribution:
  South Atlantic                                  $  456                  27.5%                    1.8%
  Pacific                                            340                  20.5                    14.4
  Mid-Atlantic                                       288                  17.3                       -
  East North Central                                 186                  11.2                       -
  Mountain                                           151                   9.1                     2.7
  West South Central                                 132                   7.9                      .1
  East South Central                                  94                   5.7                       -
  West North Central                                  19                   1.1                       -
  New England                                         17                   1.1                       -
Allowance for losses                                 (23)                 (1.4)                      -
                                              -------------------------------------
Total                                             $1,660                 100.0%                    3.6%
                                              =====================================

Property type:
  Office                                          $  622                  37.5%                    4.6%
  Retail                                             463                  27.9                     3.0
  Industrial                                         324                  19.5                     1.8
  Apartments                                         223                  13.4                     6.1
  Hotel/motel                                         40                   2.4                       -
  Other                                               11                    .7                       -
Allowance for losses                                 (23)                 (1.4)                      -
                                              -------------------------------------
Total                                             $1,660                 100.0%                    3.6%
                                              =====================================

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.4 MORTGAGE LOANS ON REAL ESTATE (CONTINUED)

Impaired mortgage loans on real estate and related interest income were as follows:

                                                                                    DECEMBER 31
                                                                             1998                 1997
                                                                    -----------------------------------------
                                                                                   (In Millions)
Impaired loans:
  With allowance*                                                            $  13                $  35
  Without allowance                                                              -                    -
                                                                    -----------------------------------------
Total impaired loans                                                         $  13                $  35
                                                                    =========================================

* Represents gross amounts before allowance for mortgage loan losses of $1.8 million and $10 million, respectively.

                                                             1998                 1997                 1996
                                                   ---------------------------------------------------------------
                                                                             (In Millions)

Average investment                                    $  24                $  48                $  72
Interest income earned                                $   -                $   3                $   6
Interest income - cash basis                          $   -                $   -                $   6

                    American General Life Insurance Company

2. INVESTMENTS (CONTINUED)

2.5 INVESTMENT SUMMARY

Investments of the Company were as follows:

                                         DECEMBER 31, 1998                                   DECEMBER 31, 1997
                            --------------------------------------------------------------------------------------------------------
                                                                    CARRYING                                          CARRYING
                                   COST          FAIR VALUE          AMOUNT            COST          FAIR VALUE        AMOUNT
                            --------------------------------------------------------------------------------------------------------
                                             (In Thousands)                                      (In Thousands)
Fixed maturities:
 Bonds:
  United States government
   and government agencies
   and authorities             $   417,822       $   486,965      $   486,965      $   289,406       $   335,861      $   335,861
  States, municipalities,
   and political subdivisions       86,778            91,387           91,387           44,505            46,191           46,191
  Foreign governments              331,699           353,887          353,887          318,212           332,754          332,754
  Public utilities               1,777,172         1,895,326        1,895,326        1,848,546         1,952,724        1,952,724
  Mortgage-backed securities     6,359,242         6,652,703        6,652,703        6,614,704         6,888,587        6,888,587
  All other corporate bonds     18,432,579        19,405,697       19,405,697       17,015,834        17,830,598       17,830,598
 Redeemable preferred stocks        20,313            20,296           20,296                -                 -                -
                            --------------------------------------------------------------------------------------------------------
Total fixed maturities          27,425,605        28,906,261       28,906,261       26,131,207        27,386,715       27,386,715
Equity securities:
 Common stocks:
  Banks, trust, and insurance
   companies                             -                 -                -                -                 -                -
  Industrial, miscellaneous,
   and other                       176,321           211,684          211,684            5,604             5,785            5,785
  Nonredeemable preferred
    stocks                          17,047                 -                -           13,604            15,329           15,329
                            --------------------------------------------------------------------------------------------------------
Total equity securities            193,368           211,684          211,684           19,208            21,114           21,114
Mortgage loans on real
 estate*                         1,557,268                 -        1,557,268        1,659,921                 -        1,659,921
Investment real estate             119,520                 -          119,520          129,364                 -          129,364
Policy loans                     1,170,686                 -        1,170,686        1,093,694                 -        1,093,694
Other long-term investments         86,194                 -           86,194           55,118                 -           55,118
Short-term investments             222,949                 -          222,949          100,061                 -          100,061
                            --------------------------------------------------------------------------------------------------------
Total investments              $30,775,590       $         -      $32,274,562      $29,188,573       $         -      $30,445,987
                            ========================================================================================================


* Amount is net of allowance for losses of $13 million and $23 million at December 31, 1996 and 1997, respectively.

                    American General Life Insurance Company

3. DEFERRED POLICY ACQUISITION COSTS

The balance of DPAC at December 31 and the components of the change reported in operating costs and expenses for the years then ended were as follows:

                                                    1998                  1997                  1996
                                               ----------------------------------------------------------
                                                                    (In Thousands)

Balance at January 1                              $  835,031           $1,042,783           $  605,501
  Capitalization                                     244,196              219,339              188,001
  Amortization                                      (125,062)            (115,467)            (102,189)
  Effect of unrealized gains (losses) on
    securities                                       133,553             (311,624)             351,470
                                               ----------------------------------------------------------
Balance at December 31                            $1,087,718           $  835,031           $1,042,783
                                               ==========================================================

4. OTHER ASSETS

Other assets consisted of the following:

                                                                               DECEMBER 31
                                                                        1998                1997
                                                                  ------------------------------------
                                                                               (In Thousands)
Goodwill                                                               $ 54,754           $ 51,424
American General Corporation CBO (Collateralized Bond
  Obligation) 98-1 Ltd.                                                   9,740                  -
Cost of insurance purchased ("CIP")                                      22,113                  -
Other                                                                   119,711             81,235
                                                                  ------------------------------------
Total other assets                                                     $206,318           $132,659
                                                                  ====================================

                    American General Life Insurance Company

4. OTHER ASSETS (CONTINUED)

A rollforward of CIP for the year ended December 31, 1998, was as follows:

                                                                                        1998
                                                                                 --------------------
                                                                                    (In Thousands)
Balance at January 1                                                                $       --
Acquisition of business                                                                 23,915
Accretion of interest at 5.88%                                                             733
Amortization                                                                            (2,535)
                                                                                 --------------------
Balance at December 31                                                              $   22,113
                                                                                 ====================

5. FEDERAL INCOME TAXES

5.1 TAX LIABILITIES

Income tax liabilities were as follows:

                                                                                  DECEMBER 31
                                                                          1998                  1997
                                                                    --------------------------------------
                                                                                  (In Thousands)

Current tax (receivable) payable                                       $  (21,035)            $    7,676
Deferred tax liabilities, applicable to:
  Net income                                                              320,632                298,456
  Net unrealized investment gains                                         377,718                237,247
                                                                    -----------------------------------------
Total deferred tax liabilities                                            698,350                535,703
                                                                    -----------------------------------------
Total current and deferred tax liabilities                             $  677,315             $  543,379
                                                                    =========================================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.1 TAX LIABILITIES (CONTINUED)

Components of deferred tax liabilities and assets at December 31 were as follows:

                                                                          1998                  1997
                                                                    ------------------------------------------
                                                                                (In Thousands)
Deferred tax liabilities applicable to:
  Deferred policy acquisition costs                                    $  307,025            $ 226,653
  Basis differential of investments                                       590,661              486,194
  Other                                                                   150,189              139,298
                                                                    ------------------------------------------
Total deferred tax liabilities                                          1,047,875              852,145

Deferred tax assets applicable to:
  Policy reserves                                                        (212,459)            (232,539)
  Other                                                                  (137,066)             (83,903)
                                                                    ------------------------------------------
Total deferred tax assets before valuation
  allowance                                                              (349,525)            (316,442)
Valuation allowance                                                             -                    -
                                                                    ------------------------------------------
Total deferred tax assets, net of valuation
  allowance                                                              (349,525)            (316,442)
                                                                    ------------------------------------------
Net deferred tax liabilities                                           $  698,350            $ 535,703
                                                                    ==========================================

A portion of life insurance income earned prior to 1984 is not taxable unless it exceeds certain statutory limitations, is distributed as dividends, or unless the income tax deferred status of such amount is modified by future tax legislation. Such income, accumulated in policyholders' surplus accounts, totaled $87.1 million at December 31, 1998. At current corporate rates, the maximum amount of tax on such income is approximately $30.5 million. Deferred income taxes on these accumulations are not required because no distributions are expected.

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.2 TAX EXPENSE

Components of income tax expense for the years were as follows:

                                                        1998                 1997                 1996
                                                   --------------------------------------------------------
                                                                        (In Thousands)
Current expense                                       $134,344             $185,460             $164,272
Deferred expense (benefit):
  Deferred policy acquisition cost                      33,230               27,644               21,628
  Policy reserves                                        2,189              (27,496)             (27,460)
  Basis differential of investments                     11,969                3,769                4,129
  Litigation settlement                                (33,983)                  --                   --
  Year 2000                                             (9,653)                  --                   --
  Other, net                                            15,623                9,347               14,091
                                                   --------------------------------------------------------
Total deferred expense                                  19,375               13,264               12,388
                                                   --------------------------------------------------------
Income tax expense                                    $153,719             $198,724             $176,660
                                                   ========================================================

A reconciliation between the income tax expense computed by applying the federal income tax rate (35%) to income before taxes and the income tax expense reported in the financial statement is presented below.

                                                        1998                 1997                 1996
                                                   --------------------------------------------------------
                                                                       (In Thousands)
Income tax at statutory percentage of GAAP
  pretax income                                       $164,638             $200,649             $178,939
Tax-exempt investment income                           (11,278)              (9,493)              (9,347)
Goodwill                                                   712                  723                  759
Other                                                     (353)               6,845                6,309
                                                   --------------------------------------------------------
Income tax expense                                    $153,719             $198,724             $176,660
                                                   ========================================================

                    American General Life Insurance Company

5. FEDERAL INCOME TAXES (CONTINUED)

5.3 TAXES PAID

Income taxes paid amounted to approximately $159 million, $168 million, and $182 million in 1998, 1997, and 1996, respectively.

5.4 TAX RETURN EXAMINATIONS

The Parent Company and the majority of its subsidiaries file a consolidated federal income tax return. The Internal Revenue Service ("IRS") has completed examinations of the Parent Company's tax returns through 1988. The IRS is currently examining tax returns for 1989 through 1996. In addition, the tax returns of companies recently acquired are also being examined. Although the final outcome of any issues raised in examination is uncertain, the Parent Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the consolidated financial statements.

6. TRANSACTIONS WITH AFFILIATES

Affiliated notes and accounts receivable were as follows:

                                                 DECEMBER 31, 1998                   DECEMBER 31, 1997
                                     ------------------------------------------------------------------------
                                        PAR VALUE         BOOK VALUE         PAR VALUE          BOOK VALUE
                                     ------------------------------------------------------------------------
                                                                 (In Thousands)

American General Corporation,
  9-3/8%, due 2008                      $ 4,725           $  3,345            $ 4,725            $ 3,288
American General Corporation,
  Promissory notes, due 2004             14,679             14,679             17,125             17,125
American General Corporation,
  Restricted Subordinated
  Note, 13-1/2%, due 2002                29,435             29,435             31,494             31,494
                                     ------------------------------------------------------------------------
Total notes receivable from
  affiliates                             48,839             47,459             53,344             51,907
Accounts receivable from
  affiliates                                  -            113,637                  -             44,612
                                     ------------------------------------------------------------------------
Indebtedness from affiliates            $48,839           $161,096            $53,344            $96,519
                                     ========================================================================

                    American General Life Insurance Company

6. TRANSACTIONS WITH AFFILIATES (CONTINUED)

Various American General companies provide services to the Company, principally mortgage servicing and investment management services, provided by American General Investment Management Corporation on a fee basis. The Company paid approximately $46,921,000, $33,916,000, and $22,083,000 for such services in
1998, 1997, and 1996, respectively. Accounts payable for such services at December 31, 1998 and 1997 were not material. The Company rents facilities and provides services on an allocated cost basis to various American General companies. Beginning in 1998, amounts received by the Company from affiliates include amounts received by its wholly-owned, non-life insurance subsidiary, American General Life Companies (AGLC). AGLC provides shared services, including technology and Year 2000-readiness, to a number of American General Corporation's life insurance subsidiaries. The Company received approximately $66,550,000, $6,455,000, and $1,255,000 for such services and rent in 1998,
1997, and 1996, respectively. Accounts receivable for rent and services at December 31, 1998 and 1997 were not material.

The Company has 8,500 shares of $100 par value cumulative preferred stock authorized and outstanding with an $80 dividend rate, redeemable at $1,000 per share after December 31, 2000. The holder of this stock, The Franklin Life Insurance Company ("Franklin"), an affiliated company, is entitled to one vote per share, voting together with the holders of common stock.

During 1996, the Company's residential mortgage loan portfolio of $42 million was sold to American General Finance, Inc., at carrying value plus accrued interest.

7. STOCK-BASED COMPENSATION

Certain officers of the Company participate in American General Corporation's stock and incentive plans which provide for the award of stock options, restricted stock awards, performance awards, and incentive awards to key employees. Stock options constitute the majority of such awards. Expense related to stock options is measured as the excess of the market price of the stock at the measurement date over the exercise price. The measurement date is the first date on which both the number of shares that the employee is entitled to receive and the exercise price are known. Under the stock option plans, no expense is recognized, since the market price equals the exercise price at the measurement date.

                    American General Life Insurance Company

7. STOCK-BASED COMPENSATION (CONTINUED)

Under an alternative accounting method, compensation expense arising from stock options would be measured at the estimated fair value of the options at the date of grant. Had compensation expense for the stock options been determined using this method, net income would have been as follows:

                                                         1998                1997                1996
                                                   -------------------------------------------------------
                                                                           (In Thousands)

Net income as reported                                $316,674            $374,557            $334,595
Net income pro forma                                  $315,078            $373,328            $334,029

The average fair values of the options granted during 1998, 1997, and 1996 were $15.38, $10.33, and $7.07, respectively. The fair value of each option was estimated at the date of grant using a Black-Scholes option pricing model. The weighted average assumptions used to estimate the fair value of the stock options were as follows:

                                                       1998                 1997                 1996
                                                   -------------------------------------------------------

Dividend yield                                           2.5%                  3.0%                4.0%
Expected volatility                                     23.0%                 22.0%               22.3%
Risk-free interest rate                                 5.76%                  6.4%                6.2%
Expected life                                          6 YEARS              6 years             6 years

8. BENEFIT PLANS

8.1 PENSION PLANS

The Company has non-contributory defined benefit pension plans covering most employees. Pension benefits are based on the participant's compensation and length of credited service.

Equity and fixed maturity securities were 56% and 30%, respectively, of the plans' assets at the plans' most recent balance sheet dates. Additionally, 1% of plan assets were invested in general investment accounts of the Parent Company's subsidiaries through deposit administration insurance contracts.

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.1 PENSION PLANS (CONTINUED)

The benefit plans have purchased annuity contracts from American General Corporation's subsidiaries to provide benefits for certain retirees. These contracts are expected to provide future annual benefits to certain retirees of American General Corporation and its subsidiaries of approximately $52 million.

The components of pension expense and underlying assumptions were as follows:

                                                        1998                1997                 1996
                                                   --------------------------------------------------------
                                                                        (In Thousands)

Service cost (benefits earned)                        $ 3,693              $ 1,891              $ 1,826
Interest cost                                           6,289                2,929                2,660
Expected return on plan assets                         (9,322)              (5,469)              (5,027)
Amortization                                             (557)                 195                    4
                                                   --------------------------------------------------------
Pension (income) expense                              $   103              $  (454)             $  (537)
                                                   ========================================================

Discount rate on benefit obligation                     7.00%                7.25%                7.50%
Rate of increase in compensation levels                 4.25%                4.00%                4.00%
Expected long-term rate of return on plan
 assets                                                10.25%               10.00%               10.00%

The Company's funding policy is to contribute annually no more than the maximum deductible for federal income tax purposes. The funded status of the plans and the prepaid pension expense included in other assets at December 31 were as follows:

                                                                         1998                 1997
                                                                    -----------------------------------
                                                                              (In Thousands)

Projected benefit obligation (PBO)                                     $ 96,554             $ 43,393
Plan assets at fair value                                               120,898               80,102
Plan assets at fair value in excess of PBO                               24,344               36,709
Other unrecognized items, net                                           (10,176)             (23,470)
                                                                    -----------------------------------
Prepaid pension expense                                                $ 14,168             $ 13,239
                                                                    ===================================

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.1 PENSION PLANS (CONTINUED)

The change in PBO was as follows:

                                                                        1998                 1997
                                                                    ---------------------------------
                                                                              (In Thousands)

PBO at January 1                                                       $43,393              $37,389
Service and interest costs                                               9,982                4,820
Benefits paid                                                           (1,954)                (673)
Actuarial loss                                                          17,089                1,810
Amendments, transfers, and acquisitions                                 28,044                   47
                                                                    ---------------------------------
PBO at December 31                                                     $96,554              $43,393
                                                                    =================================

The change in the fair value of plan assets was as follows:

                                                                         1998                 1997
                                                                    ----------------------------------
                                                                              (In Thousands)

Fair value of plan assets at January 1                                 $ 80,102              $65,158
Actual return on plan assets                                             12,269               14,990
Benefits paid                                                            (1,954)                (673)
Acquisitions and other                                                   30,481                  627
                                                                    ----------------------------------
Fair value of plan assets at December 31                               $120,898              $80,102
                                                                    ==================================

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company has life, medical, supplemental major medical, and dental plans for certain retired employees and agents. Most plans are contributory, which retiree contributions adjusted annually to limit employer contributions to predetermined amounts. The Company has reserved the right to change or eliminate these benefits at any time.

                    American General Life Insurance Company

8. BENEFIT PLANS (CONTINUED)

8.2 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (CONTINUED)

The life plans are insured through December 31, 1999. A portion of the retiree medical and dental plans is funded through a voluntary employees' beneficiary association (VEBA); the remainder is unfunded and self-insured. All of the retiree medical and dental plans' assets held in the VEBA were invested in readily marketable securities at its most recent balance sheet date.

Postretirement benefit expense in 1998, 1997, and 1996 was $60,000, $601,000, and $844,000, respectively. The accrued liability for postretirement benefits was $19.2 million and $3.8 million at December 31, 1998 and 1997, respectively. These liabilities were discounted at the same rates used for the pension plans.

9. DERIVATIVE FINANCIAL INSTRUMENTS

9.1 USE OF DERIVATIVE FINANCIAL INSTRUMENTS

The Company's use of derivative financial instruments is generally limited to reducing its exposure to interest rate and currency exchange risk by utilizing interest rate and currency swap agreements, and options to enter into interest rate swap agreements (called swaptions). The Company accounts for these derivative and financial instruments as hedges. Hedge accounting requires a high correlation between changes in fair values or cash flows of the derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge.

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS

Interest rate swap agreements are used to convert specific investment securities from a floating to a fixed rate basis, or vice versa, and to hedge against the risk of declining interest rates on anticipated security purchases. Interest rate swap agreements are also used to convert a portion of floating-rate borrowings to a fixed rate and to hedge against the risk of rising interest rates on anticipated debt issuances.

Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specific exchange rates, and to hedge against currency rate fluctuation on anticipated security purchases.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS (CONTINUED)

The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

The fair values of swap agreements are recognized in the consolidated balance sheet if the hedge investments are carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in net unrealized gains on securities included in other accumulated comprehensive income in shareholders' equity, consistent with the treatment of the related investment security. The fair values of swap agreements hedging debt are not recognized in the consolidated balance sheet.

For swap agreements hedging anticipated investment purchases or debt issuances, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment or debt. If the underlying investment or debt is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.2 INTEREST RATE AND CURRENCY SWAP AGREEMENTS (CONTINUED)

Interest rate and currency swap agreements related to investment securities at December 31 were as follows:

                                                                   1998                 1997
                                                               -----------------------------------
                                                                        (Dollars in Millions)
Interest rate swap agreements to pay fixed rate:
  Notional amount                                                 $   -                $  15
  Average receive rate                                                -                  6.74%
  Average pay rate                                                    -                  6.48%
Interest rate swap agreements to receive fixed rate:
  Notional amount                                                 $ 369                $ 144
  Average receive rate                                              6.06%                6.89%
  Average pay rate                                                  5.48%                6.37%
Currency swap agreements (receive U.S. dollars/pay
  Canadian dollars):
    Notional amount (in U.S. dollars)                             $ 124                $ 139
    Average exchange rate                                           1.50                 1.50

9.3 CALL SWAPTIONS

Options to enter into interest rate swap agreements are used to limit the Company's exposure to reduced spreads between investment yields and interest crediting rates should interest rates decline significantly over prolonged periods. During such periods, the spread between investment yields and interest crediting rates may be reduced as a result of certain limitations on the Company's ability to manage interest crediting rates. Call swaptions allow the Company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively increasing the spread between investment yields and interest crediting rates.

Premiums paid to purchase call swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a call swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the insurance and annuity contracts and any unamortized premium is charged to income. If a call swaption ceases to be an effective hedge, any related gain or loss is recognized in income.

                    American General Life Insurance Company

9. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

9.3 CALL SWAPTIONS (CONTINUED)

Swaptions at December 31 were as follows:

                                                                   1998                 1997
                                                               ----------------------------------
                                                                       (Dollars in Billions)
Call swaptions:
  Notional amount                                                 $1.76                $1.35
  Average strike rate                                              3.97%                4.81%

Put swaptions:
  Notional amount                                                 $1.05                $   -
  Average strike rate                                              8.33%                   -

9.4 CREDIT AND MARKET RISK

Derivative financial instruments expose the Company to credit risk in the event of non-performance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, non-performance would not have a material impact on the Company's consolidated results of operations or financial position.

The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

                    American General Life Insurance Company

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts and fair values for certain of the Company's financial instruments at December 31 are presented below. Care should be exercised in drawing conclusions based on fair value, since (1) the fair values presented do not include the value associated with all the Company's assets and liabilities, and (2) the reporting of investments at fair value without a corresponding evaluation of related policyholders liabilities can be misinterpreted.

                                                     1998                                    1997
                                  --------------------------------------------------------------------------------
                                      FAIR              CARRYING              FAIR              CARRYING
                                      VALUE              AMOUNT               VALUE              AMOUNT
                                  --------------------------------------------------------------------------------
                                           (In Millions)                           (In Millions)
Assets:
  Fixed maturity and equity
    securities *                     $29,118             $29,118             $27,408             $27,408
  Mortgage loans on real
    estate                           $ 1,608             $ 1,557             $ 1,702             $ 1,660
  Policy loans                       $ 1,252             $ 1,171             $ 1,127             $ 1,094
  Investment in parent
    company                          $    55             $    55             $    38             $    38
  Indebtedness from
    affiliates                       $   161             $   161             $    97             $    97
Liabilities:
  Insurance investment
    contracts                        $25,852             $25,675             $24,011             $24,497

* Includes derivative financial instruments with negative fair values of $1.0 million and $4.2 million and positive fair values of $24.3 million and $7.2 million at December 31, 1998 and 1997, respectively.

                    American General Life Insurance Company

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used to estimate the fair value of financial instruments:

     FIXED MATURITY AND EQUITY SECURITIES

     Fair values of fixed maturity and equity securities were based on quoted market prices, where available. For investments not actively traded, fair values were estimated using values obtained from independent pricing services or, in the case of some private placements, by discounting expected future cash flows using a current market rate applicable to yield, credit quality, and average life of investments.

     MORTGAGE LOANS ON REAL ESTATE

     Fair value of mortgage loans was estimated primarily using discounted cash flows, based on contractual maturities and risk-adjusted discount rates.

     POLICY LOANS

     Fair value of policy loans was estimated using discounted cash flows and actuarially determined assumptions, incorporating market rates.

     INVESTMENT IN PARENT COMPANY

     The fair value of the investment in Parent Company is based on quoted market prices of American General Corporation common stock.

     INSURANCE INVESTMENT CONTRACTS

     Fair value of insurance investment contracts was estimated using cash flows discounted at market interest rates.

                    American General Life Insurance Company

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

     INDEBTEDNESS FROM AFFILIATES

     Indebtedness from affiliates is composed of accounts receivable and notes receivable from affiliates. Due to the short-term nature of accounts receivable, fair value is assumed to equal carrying value. Fair value of notes receivable was estimated using discounted cash flows based on contractual maturities and discount rates that were based on U.S. Treasury rates for similar maturity ranges.

11. DIVIDENDS PAID

American General Life Insurance Company paid $244 million, $401 million, and $189 million in dividends on common stock to AGC Life Insurance Company in 1998, 1997, and 1996, respectively. The Company also paid $680 thousand per year in dividends on preferred stock to an affiliate, The Franklin Life Insurance Company, in 1998, 1997, and 1996.

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES

The Company and its insurance subsidiaries are restricted by state insurance laws as to the amounts they may pay as dividends without prior approval from their respective state insurance departments. At December 31, 1998, approximately $3.3 billion of consolidated shareholder's equity represents net assets of the Company which cannot be transferred, in the form of dividends, loans, or advances to the Parent Company. Approximately $2.5 billion of consolidated shareholders' equity is similarly restricted as to transfer from its subsidiaries to the Company.

Generally, the net assets of the Company's subsidiaries available for transfer to the Parent are limited to the amounts that the subsidiaries' net assets, as determined in accordance with statutory accounting practices, exceed minimum statutory capital requirements. However, payments of such amounts as dividends may be subject to approval by regulatory authorities and are generally limited to the greater of 10% of policyholders' surplus or the previous year's statutory net gain from operations.

The Company has various leases, substantially all of which are for office space and facilities. Rentals under financing leases, contingent rentals, and future minimum rental commitments and rental expense under operating leases are not material.

                    American General Life Insurance Company

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

In recent years, various life insurance companies have been named as defendants in class action lawsuits relating to life insurance pricing and sales practices, and a number of these lawsuits have resulted in substantial settlements. On December 16, 1998, American General Corporation announced that certain of its life insurance subsidiaries had entered into agreements to resolve all pending market conduct class action lawsuits. The settlements are not final until approved by the courts and any appeals are resolved. If court approvals are obtained and appeals are not taken, it is expected the settlements will be final in third quarter 1999.

In conjunction with the proposed settlements, the Company recorded a charge of $97.1 million ($63.1 million after-tax) in the fourth quarter of 1998. The charge covers the cost of policyholder benefits and other anticipated expenses resulting from the proposed settlements, as well as other administrative and legal costs.

On December 31, 1998, the Company entered into an agreement with the Parent Company whereby the Company assigned, and the Parent Company assumed, $80.1 million of the liabilities of the Company related to the proposed resolution. The liabilities of American General Life Insurance Company of New York, which totaled $17.0 million, were not assumed by the Parent Company. As consideration for the assumption of the liabilities, the Company paid the Parent Company an amount equal to the liabilities recorded with respect to the proposed resolution of the litigation. The assignment of the liabilities was not a novation, and accordingly, the Company retains a contingent liability related to the litigation. The litigation liabilities were reduced by payments of $2.7 million, and the remaining balance of $94.4 million was included in other liabilities on the Company's balance sheet at December 31, 1998.

The Company is party to various other lawsuits and proceedings arising in the ordinary course of business. Many of these lawsuits and proceedings arise in jurisdictions, such as Alabama and Mississippi, that permit damage awards disproportionate to the actual economic damages incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's consolidated results of operations and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in jurisdictions like Alabama and Mississippi continues to create the potential for an unpredictable judgment in any given suit.

                    American General Life Insurance Company

12. RESTRICTIONS, COMMITMENTS, AND CONTINGENCIES (CONTINUED)

The increase in the number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in increased assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. At December 31, 1998 and 1997, the Company has accrued $6.0 million and $7.6 million, respectively, for guaranty fund assessments, net of $3.7 million and $4.3 million, respectively, of premium tax deductions. The Company has recorded receivables of $6.2 million and $9.7 million at December 31, 1998 and 1997, respectively, for expected recoveries against the payment of future premium taxes. Expenses incurred for guaranty fund assessments were $3.6 million, $2.1 million, and $6.0 million in 1998, 1997, and 1996, respectively.

                    American General Life Insurance Company

13. REINSURANCE

Reinsurance transactions for the years ended December 31, 1998, 1997, and 1996 were as follows:


                                                    CEDED TO            ASSUMED                        PERCENTAGE OF
                                     GROSS           OTHER             FROM OTHER                          AMOUNT
                                     AMOUNT         COMPANIES          COMPANIES       NET AMOUNT      ASSUMED TO NET
                               ----------------------------------------------------------------------------------------
                                                           (In Thousands)
DECEMBER 31, 1998
Life insurance in force           $46,057,031     $13,288,183         $629,791         $33,398,639             1.89%
                               ====================================================================
Premiums:
  Life insurance and annuities    $    90,298     $    42,235         $    117         $    48,180             0.24%
  Accident and health insurance         1,134              87                -               1,047             0.00%
                               --------------------------------------------------------------------
Total premiums                    $    91,432     $    42,322         $    117         $    49,227             0.24%
                               ====================================================================
DECEMBER 31, 1997
Life insurance in force           $45,963,710     $10,926,255         $  4,997         $35,042,452             0.01%
                               ====================================================================
Premiums:
  Life insurance and annuities    $   100,357     $    37,294         $     75         $    63,138             0.12%
  Accident and health insurance         1,208             172                -               1,036             0.00%
                               --------------------------------------------------------------------
Total premiums                    $   101,565     $    37,466         $     75         $    64,174             0.12%
                               ====================================================================
DECEMBER 31, 1996
Life insurance in force           $44,535,841     $ 8,625,465         $  5,081         $35,915,457             0.01%
                               ====================================================================
Premiums:
  Life insurance and annuities    $   104,225     $    34,451         $     36         $    69,810             0.05%
  Accident and health insurance         1,426              64                -               1,362             0.00%
                               --------------------------------------------------------------------
Total premiums                    $   105,651     $    34,515         $     36         $    71,172             0.05%
                               ====================================================================

Reinsurance recoverable on paid losses was approximately $7.7 million, $2.3 million, and $6.9 million at December 31, 1998, 1997, and 1996, respectively. Reinsurance recoverable on unpaid losses was approximately $2.5 million, $3.2 million, and $4.3 million at December 31, 1998, 1997, and 1996, respectively.

                    American General Life Insurance Company

14. YEAR 2000 CONTINGENCY (UNAUDITED)

INTERNAL SYSTEMS

The Company's ultimate parent, American General Corporation, ("AGC") has numerous technology systems that are managed on a decentralized basis. AGC's Year 2000 readiness efforts are therefore being undertaken by its key business units with centralized oversight. Each business unit, including the Company, has developed and is implementing a plan to minimize the risk of a significant negative impact on its operations.

While the specifics of the plans vary, the plans include the following activities: (1) perform an inventory of the Company's information technology and non-information technology systems; (2) assess which items in the inventory may expose the Company to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century as they do currently; and
(5) return the systems to operations. As of December 31, 1998, substantially all of the Company's critical systems are Year 2000 ready and have been returned to operations. However, activities (3) through (5) for certain systems are ongoing, with vendor upgrades expected to be received during the first half of 1999.

THIRD PARTY RELATIONSHIPS

The Company has relationships with various third parties who must also be Year 2000 ready. These third parties provide, or receive resources and services to (or from) the Company and include organizations with which the Company exchanges information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors, customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that the Company exercises less, or no, control over Year 2000 readiness. The Company has developed a plan to assess and attempt to mitigate the risks associated with the potential failure of third parties to achieve Year 2000 readiness. The plan includes the following activities (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces. As of December 31, 1998, AGC has identified and assessed more approximately 700 critical third party dependencies, including those related to the Company. A more detailed evaluation will be completed during the first quarter 1999 as part of the Company's contingency planning efforts. Due to the various stages of third parties' Year 2000 readiness, the Company's testing activities will extend through 1999.

                    American General Life Insurance Company

14. YEAR 2000 CONTINGENCY (UNAUDITED) (CONTINUED)

CONTINGENCY PLANS

The Company has commenced contingency planning to reduce the risk of Year 2000-related business failures. The contingency plans, which address both internal systems and third party relationships, include the following activities: (1) evaluate the consequences of failure of business processes with significant exposure to Year 2000 risk; (2) determine the probability of a Year 2000 related failure for those processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for those processes that rank high in consequence and probability of failure; and (4) complete the applicable actions plans. The Company is currently developing action plans and expects to substantially complete all contingency planning activities by April 30, 1999.

RISKS AND UNCERTAINTIES

Based on its plans to make internal systems ready for Year 2000, to deal with third party relationships, and to develop contingency action, the Company believes that it will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on the Company's future results of operations, liquidity, or financial condition. However, due to the magnitude and complexity of this project, risks and uncertainties exist and the Company is not able to predict a most reasonably likely worst case scenario. If conversion of the Company's internal systems is not completed on a timely basis (due to non-performance by significant third party vendors, lack of qualified personnel to perform the Year 2000 work, or other unforeseen circumstances in completing the Company's plans), or if critical third parties fail to achieve Year 2000 readiness on a timely basis, the Year 2000 issue could have a material adverse impact on the Company's operation following the turn of the century.

COSTS

Through December 31, 1998, the Company has incurred, and anticipates that it will continue to incur, costs for internal staff, third-party vendors, and other expenses to achieve Year 2000 readiness. The cost of activities related to Year 2000 readiness has not had a material adverse effect on the Company's results of operations or financial condition. In addition, the Company has elected to accelerate the planned replacement of certain systems as part of the Year 2000 plans. Costs of the replacement systems are being capitalized and amortized over their useful lives, in accordance with the Company's normal accounting policies.

                    American General Life Insurance Company

15. DIVISION OPERATIONS

15.1 NATURE OF OPERATIONS

The Company manages its business operation through two divisions, which are based on products and services offered.

RETIREMENT SERVICES

The Retirement Services Division provides tax-deferred retirement annuities and employer-sponsored retirement plans to employees of educational, health care, public sector, and other not-for-profit organizations marketed nationwide through exclusive sales representatives.

LIFE INSURANCE

The Life Insurance division provides traditional, interest-sensitive, and variable life insurance and annuities to a broad spectrum of customers through multiple distribution channels focused on specific market segments.

15.2 DIVISION RESULTS

Results of each division exclude goodwill amortization, net realized investment gains, and non-recurring items.

Division earnings information was as follows:


                             REVENUES                     INCOME BEFORE TAXES                        EARNINGS
                 ------------------------------------------------------------------------------------------------------------
                      1998        1997        1996        1998        1997        1996        1998        1997        1996
                 ------------------------------------------------------------------------------------------------------------
                                                              (In Millions)

Retirement Services   $1,987      $1,859      $1,745     $ 469       $398        $343        $315        $261        $226
Life Insurance           870         822         774       162        147         141         107          97          92
                 ------------------------------------------------------------------------------------------------------------
Total divisions        2,857       2,681       2,519       631        545         484         422         358         318
Goodwill
  amortization             -           -           -        (2)        (2)         (2)         (2)         (2)         (2)
RG (L)                   (34)         30          29       (34)        30          29         (22)         19          19
Nonrecurring items         -           -           -      (125)(a)      -           -         (81)(a)       -           -
                 ------------------------------------------------------------------------------------------------------------
Total consolidated    $2,823      $2,711      $2,548     $ 470       $573        $511        $317        $375        $335
                 ============================================================================================================

(a) Includes $97 million pretax ($63 million after-tax) in litigation settlements and $28 million pretax ($18 million after-tax) in Year 2000 costs.

                    American General Life Insurance Company

15. DIVISION OPERATIONS (CONTINUED)

15.2 DIVISION RESULTS (CONTINUED)

Division balance sheet information was as follows:

                                                  ASSETS                             LIABILITIES
                                        -------------------------------------------------------------------
                                                                   DECEMBER 31
                                        -------------------------------------------------------------------
IN MILLIONS                                  1998             1997              1998              1997
                                        -------------------------------------------------------------------

Retirement Services                        $41,347           $35,195           $38,841           $33,136
Life Insurance                               8,894             8,370             7,831             7,367
                                        -------------------------------------------------------------------
Total consolidated                         $50,241           $43,565           $46,672           $40,503
                                        ===================================================================

                                    PART C

                               OTHER INFORMATION
                               -----------------

ITEM 24.    FINANCIAL STATEMENTS AND EXHIBITS

         (a)  Financial Statements

            PART A:  None

            PART B:

            (1) Consolidated Financial Statements of American General Life Insurance Company:

            Report of Ernst & Young LLP, Independent Auditors
            Consolidated Balance Sheets as of December 31, 1998 and 1997 Consolidated Statements of Income for the years ended December 31,
               1998, 1997 and 1996
            Consolidated Statements of Comprehensive Income for the years ended
               December 31, 1998, 1997 and 1996
            Consolidated Statements of Shareholder's Equity for the years ended
               December 31, 1998, 1997 and 1996
            Consolidated Statements of Cash Flows for the years ended
               December 31, 1998, 1997 and 1996
            Notes to Consolidated Financial Statements

            PART C:  None

         (b)  Exhibits

            (1)(a) American General Life Insurance Company of Delaware Board of Directors resolution authorizing the establishment of Separate Account D, incorporated by reference to the initial filing to Separate Account D's Form S-6 Registration Statement (File No. 2-49805) on December 6, 1973.

               (b) Resolution of the Board of Directors of American General Life Insurance Company of Delaware authorizing among other things, the redomestication of that company in Texas and the renaming of that company as American General Life Insurance Company, incorporated by reference to the initial filing of Separate Account D's Form N-4 Registration Statement (File No. 33-43390) on October 16, 1991.

               (c) Resolution of the Board of Directors of American General Life Insurance Company of Delaware providing, inter alia, for Registered Separate Accounts' Standards of Conduct, incorporated by reference to Pre-Effective Amendment No. 1 to Separate Account D's Form N-4 Registration Statement (File No. 33-43390), filed on December 31, 1991.

          (2)            None

          (3)(a) Amended and Restated Distribution Agreement between American General Securities Incorporated and American General Life Insurance Company effective October 15, 1998 incorporated by reference to the initial filing of this Form N-4 Registration Statement (File No. 333-70667) filed on January 15, 1999.

              (b)(i) Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated dated June 1, 1998, incorporated by reference to Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement of American General Life Insurance Company Separate Account VL-R (File No. 333-42567) filed on March 23, 1998.

                 (ii) Amendment One to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated dated as of January 1, 1999. (Filed herewith)

                 (iii) Participation Agreement by and between American General Life Insurance Company and The Variable Annuity Life Insurance Company dated February 26, 1998 incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement of American General Life Insurance Company Separate Account VL-R (File No. 333-42567) filed on March 23, 1998.

                 (iv) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company dated as of July 21, 1998. (Filed herewith)

                 (v) Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated as of June 1, 1998, incorporated by reference to Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement of American General Life Insurance Company Separate Account VL-R (File No. 333-42567) filed on March 23, 1998.

                 (vi) Amendment One to Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (Filed herewith)

                 (vii) Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company dated April 13, 1998, incorporated by reference to Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement of American General Life Insurance Company Separate Account VL-R (File No. 333-42567) filed on March 23, 1998.

                 (viii) Amendment One to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company dated December 1, 1998. (Filed herewith)

                 (ix) Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP dated as of January 24, 1997, incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on April 30, 1997.

                 (x) Amendment One to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP dated as of June 30, 1997, incorporated by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of American General Life Insurance Company Separate Account VL-R (File No. 333-42567) filed on March 23, 1998.

                 (xi) Amendment Two to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP dated as of November 4, 1997 incorporated by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of American General Life Insurance Company Separate Account VL-R (File No. 333-42567) filed on March 23, 1998.

                 (xii) Amendment Three to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP dated as of August 21, 1998 incorporated by reference to Pre-Effective Amendment No. 3 to the Form S-6 Registration Statement of American General Life Insurance Company Separate Account VL-R (File No. 333-53909) filed on August 24, 1998.

                 (xiii) Amendment Four to Participation Agreement by and among American General Life Insurance Company, American General Securities

                         Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP dated as of December 15, 1998. (Filed herewith)

                 (xiv) Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and SAFECO Resources Series Trust dated April 1, 1998, incorporated by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of American General Life Insurance Company Separate Account VL-R (File No. 333-42567) filed on March 23, 1998.

                 (xv) Amendment One by and among American General Life Insurance Company, American General Securities Incorporated and SAFECO Resources Series Trust dated as of December 1, 1998. (Filed herewith).

                 (xvi) Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and Templeton Variable Products Series Fund dated as of April 1, 1999. (Filed herewith.)

                 (xvii) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. dated January 24, 1997 incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 333-43390) filed on April 30, 1997.

                 (xviii) Amendment One to Amended and Restated Participation
                         Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. dated June 30, 1997. (Filed herewith.)

                 (xix) Amendment Two to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen Life Investment Trust, Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. dated June 30, 1997, incorporated by reference to Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of American General Life Insurance Company Separate Account VL-R (File No. 333-42567) filed on March 23, 1998.

                 (xx) Amendment Three to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen Life Investment Trust,

                         Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. dated December 1, 1998. (Filed herewith.)

              (c)(i) Form of Selling Group Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Selling Group Member, and associated agency incorporated by reference to the Form S-G Registration Statement of American General Life Insurance Company (File No. 333-42567) filed on March 23, 1998.

                 (ii) Selling Group Agreement Exhibit A-1, adding Platinum Investor Variable Annuity to Contracts offered under Selling Group Agreement, and Selling Group Agreement Exhibit B-1, describing compensation payable under Platinum Investor Variable Annuity. (Filed herewith)


           (4)(a)        Specimen form of Variable Annuity Contract Form No.
                         98020 incorporated by reference to the initial filing of this Form N-4 Registration Statement (Form No. 333-70667) filed on January 15, 1999.

              (b) Form of Waiver of Surrender Charge Rider incorporated by reference to the initial filing of Registrant's Form N-4 Registration Statement (Form No. 333-70667) filed on January 15, 1999.

              (c) Form of Waiver of Qualified Contract Endorsement incorporated by reference to the initial filing of Registrant's Form N-4 Registration Statement (Form No. 33-43390) filed on October 16, 1991.

              (d)(i) Specimen form of Individual Retirement Annuity Disclosure Statement and Financial Disclosure available under Contract Form No. 98020. (Included herein following Part A and preceding Part B of this Registration Statement.)

                 (ii) Specimen form of Individual Retirement Annuity Endorsement incorporated by reference to Post-Effective Amendment No. 4 to Registrant's Form N-4 Registration Statement (Form No. 33-43390) filed on April 28, 1995.

                 (iii) Specimen form of IRA Instruction Form incorporated by reference in Post-Effective Amendment No. 1 to Registrant's N-4 Registration Statement (Form No. 33-43390) on April 30, 1992.

              (e) Specimen form of provisions describing free look and refunds during the free look, maximum age at annuitization, and automatic Annuity Option, for Contract Form No. 98020 filed in the states of CA, GA, HI, ID, MI, MN, MO, NE, NC, ND, OK, OR, PA, TX, SC, UT, WA, and WV.

           (5)(a) Specimen form of Application for Contract (Form No. L9-223-98) incorporated by reference to the initial filing of this Form N-4 Registration Statement (Form No. 333-70667) filed on January 15, 1999.

              (b)(i) Specimen form of Separate Account D Election of Annuity Payment Option/Change Form incorporated by reference to Post-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on April 30, 1992.

                 (ii) Specimen form of Absolute Assignment to Effect Section 1035(a) Exchange and Rollover of a Life Insurance Policy to Annuity Contract incorporated by reference to Post-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on April 30, 1992.

                 (iii) Form of Transaction Request Form incorporated by reference to Post-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on April 30, 1992.

                 (iv) Specimen form of Platinum Investor Variable Annuity Service Request. (Filed herewith)

                 (v) Specimen form of Platinum Investor Variable Annuity Ticket Order under Contract No. 98020. (Filed herewith)

                 (vi) Specimen form of confirmation of initial purchase payment under Contract No. 98020. (Filed herewith)

              (c) Specimen form of Special Dollar Cost Averaging Plans under Contract No. 98020. (Filed herewith)

           (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991, incorporated by reference to the initial filing of Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on October 16, 1991.

              (b) Bylaws of American General Life Insurance Company, adopted January 22, 1992, incorporated by reference to Post-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (File No. 33-43390), filed on April 30, 1992.

              (c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995, incorporated by reference to Pre-Effective Amendment No. 3 to the Form S-6 Registration Statement of AGL's Separate Account VL-R (File No. 333-53909) filed on August 19, 1998.


           (7)           None

           (8)(a) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies (formerly American General Independent Producer Division), incorporated by reference to Post-Effective Amendment No. 23 to the Form N-4 Registration Statement of AGL's Separate Account A (File No. 33-44745), filed on April 24, 1998.

              (b) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor dated June 1, 1998, incorporated by reference to Pre-Effective Amendment No. 3 of the Form S-6 Registration Statement of American General Life Insurance Company Separate Account VL-R (File No. 333-53909) filed on August 19, 1998.

              (c)(i) Administrative Services Agreement between American General Life Insurance Company and The Dreyfus Corporation dated as of August 11, 1998, incorporated by reference to the initial filing of this Form N-4 Registration Statement (File No. 333-70667) filed on January 15, 1999.

                 (ii) Amendment One to Administrative Services Agreement between American General Life Insurance Company and The Dreyfus Corporation dated as of December 1, 1998, incorporated by reference to the Registrant's initial filing of Form N-4 Registration Statement
                         (File No. 333-70667) filed on January 15, 1999.

              (d) Administrative Services Agreement between American General Life Insurance Company and Morgan Stanley Dean Witter Investment Management, Inc. dated as of 1/24/97. (Filed herewith)

              (e) Administrative Services Agreement between American General Life Insurance Company and Franklin Templeton Services, Inc. dated as of March 9, 1999. (Filed herewith)

              (f) Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company dated as of December 1, 1998. (Filed herewith)

              (g) Administrative Services Agreement between American General Life Insurance Company and Van Kampen Asset Management, Inc. dated as of December 1, 1998. (Filed herewith)

           (9)           Opinion and Consent of Counsel.  (Filed herewith)

          (10)(a)        Consent of Independent Auditors.  (Filed herewith)

              (b)        Consent of Mayer, Brown & Platt.  (Filed herewith)

          (11)           None

          (12)           None

          (13)(a) Computations of hypothetical historical average annual total returns for the Separate Account Divisions available under Contract Form No. 98020 for the one and five year periods ended December 31, 1998, and since inception. (Filed herewith)

              (b) Computations of hypothetical historical total returns for the Separate Account Divisions under Contract Form No. 98020 for the one and five year periods ended December 31, 1998, and since inception. (Filed herewith)

              (c) Computations of hypothetical historical cumulative total returns for the Separate Account Divisions under Contract Form No. 98020 for the one and five year periods ended December 31, 1998, and since inception. (Filed herewith)

              (d) Computations of hypothetical historical 30 day yield for the Money Market Division, the Dreyfus Quality Bond Portfolio Division, the Morgan Stanley Dean Witter Equity Growth Portfolio Division and the Morgan Stanley Dean Witter High Yield Portfolio Division available under Contract Form No. 98020 for the one month period ended December 31, 1998. (Filed herewith)

              (e) Computations of hypothetical historical seven day yield and effective yield for the Money Market Division, available under Contract Form No. 98020 for the seven day period ended December 31, 1998. (Filed herewith)

          (14)           Not applicable.

ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

       The directors, executive officers, and, to the extent responsible for variable annuity operations, other officers of the depositor are listed below.

                                      Positions and Offices
          Name and Principal          with the
          Business Address            Depositor
          -------------------         ---------

          David A. Fravel             Director and
          2929 Allen Parkway          Executive Vice President
          Houston, Texas 77019

          Robert F. Herbert, Jr.      Director and
          2727-A Allen Parkway        Senior Vice President,
          Houston, TX 77019           Treasurer and Controller

          Royce G. Imhoff, II         Director and Senior
          2727-A Allen Parkway        Vice President and
          Houston, TX 77019           Chief Marketing Officer

          John V. LaGrasse            Director, and
          2929 Allen Parkway          Executive Vice President-
          Houston, TX 77019           Chief Systems Officer

          Rodney O. Martin, Jr.       Director, and
          2929 Allen Parkway          Chairman
          Houston, TX 77019

          Jon P. Newton               Director and
          2929 Allen Parkway          Vice Chairman
          Houston, TX 77019

          Philip K. Polkinghorn       Director,
          2929 Allen Parkway          Executive Vice President
          Houston, Texas   77019      and Chief Financial Officer

          Gary D. Reddick             Director and
          2929 Allen Parkway          Executive Vice President
          Houston, TX  77019

          Ronald H. Ridlehuber        Director, President and
          2727-A Allen Parkway        Chief Executive Officer
          Houston, TX  77019

          Wayne A. Barnard            Senior Vice President
          2727-A Allen Parkway        and Chief Actuary
          Houston, TX  77019

          F. Paul Kovach, Jr.         Senior Vice President-
          2727 Allen Parkway          Broker Dealers and FIMG
          Houston, TX  77019

          Simon J. Leech              Senior Vice President-
          2727-A Allen Parkway        Houston Service Center
          Houston, TX  77019

          Don M. Ward                 Senior Vice President-
          2727 Allen Parkway          Variable Products-Marketing
          Houston, TX  77019

          Farideh Farrokhi            Vice President & Assistant Controller-
          2727-A Allen Parkway        Financial Reporting and
          Houston, TX  77019          Fund Accounting

          Rosalia S. Nolan            Vice President-
          2727-A Allen Parkway        Policy Administration
          Houston, TX  77019

          Larry M. Robinson           Vice President-
          2727-A Allen Parkway        Variable Products-Marketing
          Houston, TX 77019

          Pauletta P. Cohn            Secretary
          2727 Allen Parkway
          Houston, TX 77019

          Joyce R. Bilski             Administrative Officer
          2727-A Allen Parkway
          Houston, TX 77019

          Timothy M. Donovan          Administrative Officer
          2727-A Allen Parkway
          Houston, TX 77019

          Karen Harper                Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Laura Milazzo               Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Patricia L. Myles           Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Linda Price                 Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

            SUBSIDIARIES OF AMERICAN GENERAL CORPORATION/1,2,3,4,5/

The following is a list of American General Corporation's subsidiaries as of February 26, 1999. All subsidiaries listed are corporations, unless otherwise indicated. Subsidiaries of subsidiaries are indicated by indentations and unless otherwise indicated, all subsidiaries are wholly owned. Inactive subsidiaries are denoted by an asterisk (*).

                                                            Jurisdiction of
                       Name                                Incorporation
                       ----                               ---------------
AGC Life Insurance Company............................. Missouri
 American General Life and
  Accident Insurance Company/6/........................ Tennessee
   Stylistic Distribution Corporation.................. Delaware
   Millennium Distribution Corporation................. Delaware
   New Age Distribution Corporation.................... Delaware
   Good to Great Distribution Corporation.............. Delaware
   Next Generation Distribution Corporation............ Delaware
   New Technology Distribution Corporation............. Delaware
   Life Application Distribution Corporation........... Delaware
   American General Exchange, Inc...................... Tennessee
   Independent Fire Insurance Company.................. Florida
     American General Property Insurance
      Company of Florida............................... Florida
 American General Life Insurance Company/7/............ Texas
   American General Annuity Service Corporation........ Texas
   American General Life Companies..................... Delaware
   American General Life Insurance Company
    of New York........................................ New York
     The Winchester Agency Ltd......................... New York
   The Variable Annuity Life Insurance Company......... Texas
     PESCO Plus, Inc/15/............................... Delaware
     American General Gateway Services, L.L.C/16/...... Delaware
     The Variable Annuity Marketing Company............ Texas
     VALIC Investment Services Company................. Texas
     VALIC Retirement Services Company................. Texas
     VALIC Trust Company............................... Texas
 American General Property Insurance Company........... Tennessee
 The Franklin Life Insurance Company................... Illinois
   The American Franklin Life Insurance Company........ Illinois
   Franklin Financial Services Corporation............. Delaware
 HBC Development Corporation........................... Virginia
 Templeton American General Life of Bermuda, Ltd/14/... Bermuda
 Western National Corporation.......................... Delaware
   WNL Holding Corp.................................... Delaware
     American General Annuity Insurance Company/8/..... Texas
     American General Assignment Corporation........... Texas
 AGA Brokerage Services, Inc........................... Delaware
   AGA Investment Advisory Services, Inc. ............. Delaware
Independent Advantage Financial and
 Insurance Services, Inc............................... California

   American General Financial
    Institution Group, Inc............................. Delaware
   WNL Insurance Services, Inc......................... Delaware
American General Corporation*.......................... Delaware
American General Delaware Management Corporation/1/.... Delaware
American General Finance, Inc.......................... Indiana
   HSA Residential Mortgage Services of Texas, Inc..... Delaware
   AGF Investment Corp................................. Indiana
   American General Auto Finance, Inc. ................ Delaware
   American General Finance Corporation/9/............. Indiana
     American General Finance Group, Inc............... Delaware
       American General Financial Services, Inc./10/... Delaware
         The National Life and Accident
          Insurance Company............................ Texas
     Merit Life Insurance Co........................... Indiana
     Yosemite Insurance Company........................ Indiana
   American General Finance, Inc....................... Alabama
   American General Financial Center................... Utah
   American General Financial Center, Inc.*............ Indiana
   American General Financial Center, Incorporated*.... Indiana
   American General Financial Center Thrift Company*... California
   Thrift, Incorporated*............................... Indiana
American General Investment Advisory Services, Inc.*... Texas
American General Investment Holding Corporation/11/.... Delaware
American General Investment Management Corporation/11/. Delaware
American General Realty Advisors, Inc.................. Delaware
American General Realty Investment Corporation......... Texas
   AGLL Corporation/12/................................ Delaware
   American General Land Holding Company............... Delaware
     AG Land Associates, LLC/12/....................... California
   GDI Holding, Inc.*/13/.............................. California
   Pebble Creek Service Corporation.................... Florida
   SR/HP/CM Corporation................................ Texas
Green Hills Corporation................................ Delaware
Knickerbocker Corporation.............................. Texas
   American Athletic Club, Inc......................... Texas
Pavilions Corporation.................................. Delaware
USLIFE Corporation..................................... Delaware
   All American Life Insurance Company................. Illinois
   American General Assurance Company.................. Illinois
     American General Indemnity Company................ Nebraska
     USLIFE Credit Life Insurance Company of Arizona... Arizona American General Life Insurance Company
    of Pennsylvania.................................... Pennsylvania
   I.C. Cal*........................................... California
   The Old Line Life Insurance Company of America...... Wisconsin
   The United States Life Insurance Company in the
    City of New York................................... New York
   USLIFE Agency Services, Inc......................... Illinois
     USMRP, Ltd........................................ Turks & Caicos
   USLIFE Financial Institution Marketing Group, Inc... California
   USLIFE Insurance Services Corporation............... Texas
   USLIFE Realty Corporation........................... Texas

     USLIFE Real Estate Services Corporation........... Texas
 USLIFE Systems Corporation............................ Delaware

American General Finance Foundation, Inc. is not included on this list. It is a non-profit corporation.

                                     NOTES

/1/ The following limited liability companies were formed in the State of Delaware on March 28, 1995. The limited liability interests of each are jointly owned by AGC and AGDMC and the business and affairs of each are managed by AGDMC:

     American General Capital, L.L.C.
     American General Delaware, L.L.C.

/2/ On November 26, 1996, American General Institutional Capital A ("AG Cap Trust A"), a Delaware business trust, was created. On March 10, 1997, American General Institutional Capital B ("AG Cap Trust B"), also a Delaware business trust, was created. Both AG Cap Trust A's and AG Cap Trust B's business and affairs are conducted through their trustees:
     Bankers Trust Company and Bankers Trust (Delaware). Capital securities of each are held by non-affiliated third party investors and common securities of AG Cap Trust A and AG Cap Trust B are held by AGC.

/3/ On November 14, 1997, American General Capital I, American General Capital II, American General Capital III, and American General Capital IV (collectively, the "Trusts"), all Delaware business trusts, were created. Each of the Trusts' business and affairs are conducted through its trustees: Bankers Trust (Delaware) and James L. Gleaves (not in his individual capacity but solely as Trustee).

/4/ On July 10, 1997, the following insurance subsidiaries of AGC became the direct owners of the indicated percentages of membership units of SBIL B, L.L.C. ("SBIL B"), a U.S. limited liability company: VALIC (22.6%), FL (8.1%), AGLA (4.8%) and AGL (4.8%).

     Through their aggregate 40.3% interest in SBIL B, VALIC, FL, AGLA and AGL indirectly own approximately 28% of the securities of SBI, an English company, and 14% of the securities of ESBL, an English company, SBP, an English company, and SBFL, a Cayman Islands company. These interests are held for investment purposes only.

/5/ Effective December 5, 1997, AGC and Grupo Nacional Provincial, S.A. ("GNP") completed the purchase by AGC of a 40% interest in Grupo Nacional Provincial Pensions S.A. de C.V., a new holding company formed by GNP, one of Mexico's largest financial services companies.

/6/ AGLA owns approximately 12% of Whirlpool Financial Corp. ("Whirlpool") preferred stock. AGLA's holdings in Whirlpool represents approximately 3% of the voting power of the capital stock of Whirlpool. The interests in Whirlpool (which is a corporation that is not associated with AGC) are held for investment purposes only.

/7/ AGL owns 100% of the common stock of American General Securities Incorporated ("AGSI"), a full-service NASD broker-dealer. AGSI, in turn, owns 100% of the stock of the following insurance agencies:

         American General Insurance Agency, Inc. (Missouri)
         American General Insurance Agency of Hawaii, Inc. (Hawaii) American General Insurance Agency of Massachusetts, Inc.
          (Massachusetts)

     In addition, the following agencies are indirectly related to AGSI, but not owned or controlled by AGSI:

         American General Insurance Agency of Ohio, Inc. (Ohio)
         American General Insurance Agency of Texas, Inc. (Texas)
         American General Insurance Agency of Oklahoma, Inc. (Oklahoma) Insurance Masters Agency, Inc. (Texas)

     AGSI and the foregoing agencies are not affiliates or subsidiaries of AGL under applicable holding company laws, but they are part of the AGC group of companies under other laws.

/8/ AGA Series Trust is a Massachusetts business trust, all of the shares of which are held in the separate account of AGA for the benefit of AGA variable annuity policyholders.

/9/ American General Finance Corporation is the parent of an additional 48 wholly-owned subsidiaries incorporated in 30 states and Puerto Rico for the purpose of conducting its consumer finance operations, including those noted in footnote 10 below.

/10/ American General Financial Services, Inc. is the parent of an additional 7 wholly-owned subsidiaries incorporated in 4 states and Puerto Rico for the purpose of conducting its consumer finance operations.

/11/ American General Investment Management, L.P. is jointly owned by AGIHC and
     AGIMC. AGIHC holds a 99% limited partnership interest, and AGIMC owns a 1% general partnership interest.

/12/ AG Land Associates, LLC is jointly owned by AGLH and AGLL.  AGLH holds a
     98.75% managing interest and AGLL owns a 1.25% managing interest.

/13/ AGRI owns only a 75% interest in GDI Holding, Inc.

/14/ AGCL owns 50% of the common stock of TAG Life. Franklin Resources, Inc., a
     Delaware business corporation and financial services holding company, through its subsidiary TGH Holdings, Ltd., a Bahamian business corporation, owns the remaining 50% of TAG Life. Franklin Resources, Inc. and TGH Holdings, Ltd. are not affiliated with AGC.

/15/ VALIC holds 900 (90%) of the outstanding common shares of Pesco Plus, Inc.
     The Florida Education Association/United, a Florida teachers union and unaffiliated third party, holds the remaining 100 (10%) of the outstanding common shares.

/16/ VALIC holds (90%) of the outstanding common shares. Gateway Investment
     Services, Inc., a California corporation and an unaffiliated third party, holds the remaining 10% of the outstanding common shares.

ITEM 27.    NUMBER OF CONTRACT OWNERS

  As of March 18, 1999, there were no owners of Contracts offered by this Registration Statement.

ITEM 28.  INDEMNIFICATION

     AGL's By-Laws, as amended, include provisions concerning the indemnification of its officers and directors, and certain other persons, which provide in substance as follows:

     Article XI of AGL's By-Laws provide, in part, that AGL, except to the extent expressly prohibited by the Texas Business Corporation law or Texas Insurance law, shall have the power to indemnify each person made or threatened to be made a party to or called as a witness in or asked to provide information in connection with any pending or threatened action, proceeding, hearing or investigation, whether civil or criminal, and whether judicial, quasi-judicial, administrative, or legislative, and whether or not for or in the right of AGL or any other enterprise, by reason of the fact that such person or such person's testator or intestate is or was a director or officer of AGL, or is or was a director or officer of AGL who also serves or served at the request of AGL, any other corporation, partnership, joint venture, trust, employee benefit plan or otherwise enterprise in any capacity, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with such action or proceeding, or any appeal therein, provided that no such indemnification shall be made if a judgment or other final adjudication adverse to such person establishes that his or her acts were committed in a bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantages to which he or she was not legally entitled, and provided further that no such indemnification shall be required with respect to any settlement or other nonadjudicated disposition of any threatened or pending action or proceeding unless AGL has given its prior consent to such settlement or other disposition.

     Under Article XI, AGL shall advance or promptly reimburse, upon request of any person entitled to indemnification, all expenses, including attorneys' fees, reasonably incurred in defending any action or proceeding in advance of its final disposition upon receipt of a written undertaking by or on behalf of such person to repay such amount if such person is ultimately found not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced or reimbursed exceed the amount to which such person is entitled, provided, however, that such person shall cooperate in good faith with any request by AGL that common counsel be utilized by the parties to an action or proceeding who are similarly situated unless to do so would be inappropriate due to a actual or potential differing interests between or amount such parties.

     AGL agrees under Article XI that it shall not, except by elimination or amendment of the By-Laws, take any corporate action or enter into any agreement which prohibits, or otherwise limits the rights of any person to, indemnification in accordance with the provisions of the By-Laws. The indemnification of any person provided by the By-Laws shall continue after such person has ceased to be a director or officer of AGL and shall inure to the benefit of such person's heirs, executors, administrators and legal representatives.

     AGL is authorized to enter into agreements with any of its directors, officers or employees extending rights to indemnification and advancement of expenses to such person to the fullest extent permitted by applicable law, but the failure to enter into any such agreement shall not affect or limit the rights of such person pursuant to the By-Laws.

     A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in Article XI of AGL's By-Laws shall be entitled to indemnification as authorized by Article XI. Except as provided in the preceding sentence and unless ordered by a court, any indemnification under Article XI shall be made by AGL if, and only if, authorized in the specific case:

     (1) By the Board of Directors acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in the first paragraph of Article XI (and which is described in the first paragraph of this Item 28); or

     (2) If such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs;

          (a) By the Board of Directors upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the standard of conduct set forth in the first paragraph of Article XI has been met by such director or officer; or

          (b) By the shareholders upon a finding that the directors or officer has met the applicable standard of conduct set forth in such paragraph.

     AGL shall make no payments under Article XI until it shall have complied with all provisions then in force of Texas Insurance law with respect to indemnification.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Directors, Officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.    PRINCIPAL UNDERWRITERS

(a) Registrant's principal underwriter, American General Securities Incorporated, also acts as principal underwriter for American General Life Insurance Company Separate Account A, American General Life Insurance Company Separate Account VL-R, and American General Life Insurance Company of New York Separate Account E.

(b)  The directors and principal officers of the principal underwriter are:

                                         Position and Offices
                                         with Underwriter,
            Name and Principal           American General
            Business Address             Securities Incorporated
            -----------------            -----------------------

            F. Paul Kovach, Jr.          Director and Chairman,
            American General Securities  President and Chief Executive Officer
              Incorporated
            2727 Allen Parkway
            Houston, TX 77019

            Royce G. Imhoff, II          Director
            American General Life
              Companies
            2727-A Allen Parkway
            Houston, Texas 77019

            Rodney O. Martin, Jr.        Director and Vice Chairman
            American General Life
              Companies
            2929 Allen Parkway
            Houston, TX 77019

            John A. Kalbaugh             Vice President - Chief Marketing
            American General Life        Officer
              Companies
            2727 Allen Parkway
            Houston, TX 77019

            Robert M. Roth               Vice President -
            American General Securities  Administration and Compliance,
              Incorporated               Treasurer and Secretary
            2727 Allen Parkway
            Houston, TX  77019

            Pauletta P. Cohn             Assistant Secretary
            American General Life
              Companies
            2727 Allen Parkway
            Houston, TX  77019

            Robert F. Herbert            Assistant Treasurer
            American General Life
              Companies
            2727-A Allen Parkway
            Houston, Texas 77019

            Kenneth D. Nunley            Assistant Associate Tax Officer
            2727-A Allen Parkway
            Houston, TX 77019

            (c) Not Applicable.

ITEM 30.    LOCATION OF RECORDS

      All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Companies at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019.

ITEM 31.    MANAGEMENT SERVICES

      Not Applicable.


ITEM 32.    UNDERTAKINGS

      The Registrant undertakes: A) to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted; B) to include either (1) as part of any application to purchase a Contract offered by a prospectus, a space that an applicant can check to request a Statement, or (2) a toll-free number or a post card or similar written communication affixed to or included in the applicable prospectus that the applicant can use to send for a Statement; C) to deliver any Statement and any financial statements required to be made available under this form promptly upon written or oral request.

REPRESENTATION REGARDING THE REASONABLENESS OF AGGREGATE FEES AND CHARGES DEDUCTED UNDER THE CONTRACTS PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

      AGL represents that the fees and charges deducted under the Contract that is identified as Contract 98020 and comprehended by this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AGL under the Contract.

                                 SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account D, has duly caused this Amendment to the Registration Statement to be signed on its behalf, in the City of Houston and State of Texas on this 17th day of March, 1999.


                              AMERICAN GENERAL LIFE INSURANCE
                              COMPANY
                              SEPARATE ACCOUNT D
                              (Registrant)

                         BY:  AMERICAN GENERAL LIFE INSURANCE
                               COMPANY
                              (On behalf of the Registrant and itself)



                         BY  /S/ ROBERT F. HERBERT, JR.
                             --------------------------
                              Robert F. Herbert, Jr.
                              Senior Vice President, Treasurer and
                                Controller
[SEAL]

ATTEST: BY  /S/ PAULETTA P. COHN
           -----------------------
           Pauletta P. Cohn
           Secretary

     Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                           Title                              Date
---------                           -----                              ----

/S/ RONALD H. RIDLEHUBER*  Director, President and CEO            March 17, 1999
-------------------------
Ronald H. Ridlehuber


/S/ PHILIP K. POLKINGHORN*  Director, Executive Vice President    March 17, 1999
--------------------------  and Chief Financial Officer
Philip K. Polkinghorn


/S/ ROBERT F. HERBERT, JR.  Director, Senior Vice President,      March 17, 1999
--------------------------  Treasurer and Controller
Robert F. Herbert, Jr.


/S/ DAVID A. FRAVEL*        Director                              March 17, 1999
--------------------
David A. Fravel


/S/ ROYCE G. IMHOFF, II*    Director                              March 17, 1999
------------------------
Royce G. Imhoff, II


/S/ JOHN V.LAGRASSE*        Director                              March 17, 1999
--------------------
John V. LaGrasse


/S/ RODNEY O. MARTIN, JR.*  Director                              March 17, 1999
--------------------------
Rodney O. Martin, Jr.


/S/ JON P. NEWTON*          Director                              March 17, 1999
------------------
Jon P. Newton


/S/ GARY D. REDDICK*        Director                              March 17, 1999
--------------------
Gary D. Reddick



/S/ ROBERT F. HERBERT, JR.
--------------------------
*By Robert F. Herbert, Jr.
Attorney-in-Fact

                                 EXHIBIT INDEX
                                 -------------

           (3)(b)(ii) Amendment One to Participation Agreement by and among
                      AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated dated as of January 1, 1999.

                 (iv) Amendment One to Participation Agreement by and between
                      The Variable Annuity Life Insurance Company and American General Life Insurance Company dated as of July 21, 1998.

                 (vi) Amendment One to Participation Agreement by and among
                      American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998.

               (viii) Amendment One to Participation Agreement by and among
                      MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company dated December 1, 1998.

               (xiii) Amendment Four to Participation Agreement by and among
                      American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP dated as of December 15, 1998.

                 (xv) Amendment One by and among American General Life Insurance
                      Company, American General Securities Incorporated and SAFECO Resources Series Trust dated as of December 1, 1998.

                (xvi) Participation Agreement by and among American General
                      Life Insurance Company, American General Securities Incorporated and Templeton Variable Products Series Fund dated as of April 1, 1999.

               (xvii) Amendment One to Amended and Restated Participation
                      Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. dated June 30, 1997.

                 (xx) Amendment Three to Amended and Restated Participation
                      Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen Life Investment Trust,

                      Van Kampen Asset Management, Inc., and Van Kampen Distributors, Inc. dated December 1, 1998.

            (c)(ii) Selling Group Agreement Exhibit A-1, adding Platinum Investor Variable Annuity to Contracts offered under Selling Group Agreement, and Selling Group Agreement Exhibit B-1, describing compensation payable under Platinum Investor Variable Annuity.

         (4)(e) Specimen form of provisions describing free look and refunds during the free look, maximum age at annuitization, and automtic Annuity Option, for Contract Form No. 98020 filed in the states of CA, GA, HI, ID, MI, MN, MO, NE, NC, ND, OK, PA, TX, SC, UT, WA, and WV.

         (5)(b)(iv) Specimen form of Platinum Investor Variable Annuity Service Request.

               (v) Specimen form of Platinum Investor Variable Annuity Ticket Order under Contract No. 98020.

               (vi) Specimen form of confirmation of initial purchase payment under Contract No. 98020.

            (c) Specimen form of Special Dollar Cost Averaging Plans under Contract No. 98020.

         (8)(d) Administrative Services Agreement between American General Life Insurance Company and Morgan Stanley Dean Witter Investment Management, Inc. dated as of January 24, 1997.

            (e) Administrative Services Agreement between American General Life Insurance Company and Franklin Templeton Services, Inc. dated as of March 9, 1999.

            (f) Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company dated as of December 1, 1998.

            (g) Administrative Services Agreement between American General Life Insurance Company and Van Kampen Asset Management, Inc. dated as of December 1, 1998.

            (9)       Opinion and Consent of Counsel.

        (10)(a)       Consent of Independent Auditors.

            (b)       Consent of Mayer, Brown & Platt.

            (13)(a) Computations of hypothetical historical average annual total returns for the Separate Account Divisions available under Contract Form No. 98020 for the one and five year periods ended December 31, 1998, and since inception.

                (b) Computations of hypothetical historical total returns for the Separate Account Divisions under Contract Form No. 98020 for the one and five year periods ended December 31, 1998, and since inception.

                (c) Computations of hypothetical historical cumulative total returns for the Separate Account Divisions under Contract Form No. 98020 for the one and five year periods ended December 31, 1998, and since inception.

                (d) Computations of hypothetical historical 30 day yield for the Money Market Division, the Dreyfus Quality Bond Portfolio Division, the Morgan Stanley Dean Witter Equity Growth Portfolio Division and the Morgan Stanley Dean Witter High Yield Portfolio Division available under Contract Form No. 98020 for the one month period ended December 31, 1998.

                (e) Computations of hypothetical historical seven day yield and effective yield for the Money Market Division, available under Contract Form No. 98020 for the seven day period ended December 31, 1998.